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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL


Follow-Up
Materials

REGISTRANT'S NAME Swiss Reinsurance

*CURRENT ADDRESS

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

B

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4248 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/11/05

Annual Report 2004
Financial Statements

ARIS
12-31-04

141st Annual Report
Financial Statements 2004

Contents

The Business Report appears separately.
See Annual Report 2004 – Business Report.

Income statement

For the years ended 31 December

CHF millions	Notes	2003	**2004**
Revenues			
Premiums earned	15	30 740	**29 439**
Net investment income	2	4 606	**4 857**
Net realised investment gains	2	376	**1 116**
Trading revenues	2	472	**438**
Other revenues		236	**243**
Total revenues		36 430	**36 093**
Expenses			
Claims and claim adjustment expenses	7, 15	–14 898	**–13 853**
Life and health benefits	15	–9 085	**–9 331**
Acquisition costs	15	–6 854	**–6 325**
Amortisation of goodwill	4	–315	**–277**
Other operating costs and expenses		–2 942	**–2 940**
Total expenses		–34 094	**–32 726**
Income before income tax expense		2 336	**3 367**
Income tax expense	10	–634	**–892**
Net income		1 702	**2 475**
Earnings per share in CHF			
Basic	9	5.48	**8.00**
Diluted	9	5.43	**7.77**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet

As of 31 December

Assets

CHF millions	Notes	2003	2004
Investments	2, 3		
Fixed income securities:			
Available-for-sale, at amortised cost (fair value: 2003: 64 274; 2004: 77 376)		63 131	**75 273**
Trading, at fair value		1 131	**2 191**
Equity securities:			
Available-for-sale, at fair value (cost: 2003: 6 335; 2004: 4 586)		6 751	**4 959**
Trading, at fair value	1		**302**
Mortgages and other loans		6 133	**6 361**
Investment real estate		1 646	**1 699**
Short-term investments, at amortised cost, which approximates fair value		7 339	**5 514**
Other invested assets		2 074	**2 207**
Assets held for linked liabilities	1, 2	2 448	**12 619**
Total investments		90 653	**111 125**
Cash and cash equivalents		5 429	**6 402**
Accrued investment income		1 011	**1 295**
Premiums and other receivables		11 651	**9 652**
Reinsurance recoverable on unpaid claims and policy benefits	15	6 657	**6 315**
Funds held by ceding companies		19 870	**15 103**
Deferred acquisition costs	5, 15	4 754	**4 875**
Acquired present value of future profits	5	5 952	**6 736**
Goodwill	4	2 885	**2 482**
Income taxes recoverable		484	**683**
Financial services assets		15 697	**15 627**
Other assets		4 655	**4 197**
Total assets		169 698	**184 492**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	Notes	2003	2004
Liabilities			
Unpaid claims and claim adjustment expenses	7, 15	63 474	**62 135**
Liabilities for life and health policy benefits	15	37 244	**43 239**
Provisions for linked liabilities	1	2 448	**12 629**
Unearned premiums	15	6 457	**5 748**
Funds held under reinsurance treaties		7 530	**8 066**
Reinsurance balances payable		5 567	**4 229**
Income taxes payable		724	**877**
Deferred income taxes	10	1 565	**2 016**
Financial services liabilities		15 733	**15 695**
Short-term debt		1 207	**693**
Accrued expenses and other liabilities		4 431	**4 692**
Long-term debt	6	4 807	**5 296**
Total liabilities		151 187	**165 315**
Shareholders' equity			
Common stock, CHF 0.10 par value;			
2003: 322 057 870; 2004: 322 066 174 shares authorised and issued		32	**32**
Additional paid-in capital		5 821	**5 833**
Treasury shares	1, 9		**–225**
Accumulated other comprehensive income:			
Net unrealised investment gains, net of deferred tax		401	**377**
Foreign currency translation		–1 426	**–2 650**
Total accumulated other comprehensive income		–1 025	**–2 273**
Retained earnings		13 573	**15 810**
Reserve for own shares	1	110	
Total shareholders' equity		18 511	**19 177**
Total liabilities and shareholders' equity		169 698	**184 492**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity

CHF millions	Common stock	Additional paid-in capital	Treasury shares	Net unrealised gains/losses, net of tax	Foreign currency translation	Retained earnings	Reserve for own shares	Total
Balance as of 31 December 2002	32	5 969		–715	–913	12 176	137	16 686
Net income						1 702		1 702
Change in unrealised gains/losses on securities, net (note 2)				1 116				1 116
Change in foreign currency translation					–513			–513
Dividends						–310		–310
Change in own shares						27	–27	
Equity repurchased		–148						–148
Additional minimum liability, net (note 11)						–22		–22
Balance as of 31 December 2003	32	5 821		401	–1 426	13 573	110	18 511
Net income						2 475		2 475
Change in unrealised gains/losses on securities, net (note 2)				–24				–24
Change in foreign currency translation					–1 224			–1 224
Dividends						–341		–341
Purchase/sale of treasury shares		12	–131					–119
Additional minimum liability, net (note 11)						20		20
Change in accounting policy (note 1)			–94			83	–110	–121
Balance as of 31 December 2004	**32**	**5 833**	**–225**	**377**	**–2 650**	**15 810**	**0**	**19 177**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the years ended 31 December

CHF millions	2003	**2004**
Net income	1 702	**2 475**
Other comprehensive income:		
Change in foreign currency translation	–513	**–1 224**
Change in unrealised gains/losses, net of tax	1 116	**–24**
Additional minimum liability, net	–22	**20**
Comprehensive income	2 283	**1 247**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow

For the years ended 31 December

CHF millions	2003	2004
Cash flows provided/used by operating activities		
Net income	1702	**2475**
Adjustments to reconcile net income to net cash provided/used by operations:		
Depreciation, amortisation and other non-cash items	1366	**1271**
Net realised investment gains	–376	**–1116**
Change in technical provisions, net	3152	**1807**
Change in reinsurance receivables and funds held by ceding companies	–841	**2393**
Change in other assets and liabilities	–789	**–154**
Change in income taxes payable/recoverable	290	**389**
Income from equity-accounted investees, net of dividends received	89	**18**
Change in financial services assets and liabilities	218	**–517**
Net cash provided/used by operating activities	4811	**6566**
Cash flows provided/used by investing activities		
Fixed income securities:		
Proceeds from sale/maturities of investments	59042	**35037**
Purchase of investments	–63402	**–42216**
Net purchase/sale/maturities of short-term investments	–4392	**1708**
Equity securities:		
Proceeds from sale of investments	13905	**7206**
Purchase of investments	–6826	**–5379**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	–360	**–1300**
Other investments, net	310	**–42**
Net cash provided/used by investing activities	–1723	**–4986**
Cash flows provided/used by financing activities		
Issuance of long-term debt	135	**1016**
Issuance/repayment of short-term debt, net	–1017	**–965**
Equity repurchased	–148	
Purchase of treasury shares, net		**–119**
Dividends paid	–310	**–341**
Net cash provided/used by financing activities	–1340	**–409**
Total net cash provided/used	1748	**1171**
Effect of foreign currency translation	–92	**–198**
Change in cash and cash equivalents	1656	**973**
Cash and cash equivalents as of 1 January	3773	**5429**
Cash and cash equivalents as of 31 December	5429	**6402**

The accompanying notes are an integral part of the Group financial statements.

Notes to the Group financial statements

1. Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance, alternative risk transfer products and services to insurance companies, clients and others worldwide. Reinsurance and other related products and services are delivered to clients through a network of more than 70 offices in over 30 countries as well as through reinsurance brokers.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Swiss GAAP FER and comply with Swiss corporate legislation. They include the financial statements of Swiss Re Zurich and its subsidiaries. The presentation requirements of FER 14 have been complied with except that certain financial information has been disclosed in the notes and not in the primary financial statements. All significant intercompany transactions and balances have been eliminated on consolidation.

Scope of consolidation

Companies which Swiss Re Zurich directly or indirectly controls through holding a voting majority or otherwise, are consolidated in the Group accounts (see also Recent accounting guidance and change in basis of presentation – Variable interest entities). Companies which Swiss Re Zurich does not control, but over which Swiss Re Zurich directly or indirectly exercises significant influence, are accounted for using the equity method and are included in other invested assets or in assets held for linked liabilities. The Swiss Re Group's share of net profit or loss in investees accounted for under the equity method is included in net investment income. Equity and net income of these companies are adjusted as necessary to be in line with the Group accounting policies. The results of consolidated subsidiaries and investees accounted for using the equity method are included in the financial statements for the period commencing from the date of acquisition.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Investments

The Group's investments in fixed income and equity securities are classified as available-for-sale ("AFS") or trading. Fixed income securities AFS are carried at amortised cost. Equity securities AFS are carried at fair value, based on quoted market prices, with the difference between original cost and fair value being recognised in shareholders' equity. Trading fixed income and equity securities are carried at fair value with unrealised gains and losses being recognised in earnings.

The cost of fixed income and equity securities is reduced to fair value, with a corresponding charge to realised investment losses if the decline in value is other than temporary. Subsequent recoveries that are deemed to be a reversal of previously recognised impairment are credited to realised investment gains.

Interest on fixed income securities is recorded in net investment income when earned and is adjusted for the amortisation of any purchase premium or discount. Dividends on equity securities are recorded on the basis of the ex-dividend date. Realised gains and losses on sales are included in earnings and are calculated using the specific identification method.

Mortgages and other loans are carried at amortised cost (effective yield method), net of any allowance for amounts estimated to be uncollectible. Other loans include mortgage participations associated with investment contracts where the contract holders bear the investment risk.

Investment in real estate that the Group intends to hold for the production of income is carried at depreciated cost, net of any write-down for impairment in value. An impairment in value is recognised if the recoverable amount of the real estate asset is less than its carrying value. Impairment in value, depreciation and other related charges or credits are included in net investment income. Investment in real estate held for sale is carried at the lower of cost or fair value, less estimated selling costs, and is not depreciated. Reductions in the carrying value of real estate held for sale are included in realised investment losses.

Short-term investments are carried at amortised cost which approximates fair value. The Group considers highly liquid investments purchased with an original maturity of one year or less, but greater than three months, to be short-term investments.

Other invested assets include affiliated companies, derivative financial instruments and private equity investments.

The Group enters into security lending arrangements under which it loans certain securities in exchange for collateral and receives securities lending fees. The Group's policy is to require collateral, consisting of cash or securities, equal to at least 102% of the carrying value of the securities loaned. In certain arrangements, the Group may accept collateral of less than 102%, if the structure of the overall transaction offers an equivalent level of security. Cash received as collateral is recognised along with an obligation to return the cash. Securities received as collateral that can be sold or repledged are also recognised along with an obligation to return those securities. Security lending fees are recognised over the term of the related loans.

Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange-traded financial futures as part of an overall risk management strategy. Derivative financial instruments are primarily used as a means of managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities and also to lock in attractive investment conditions for funds which become available in the future. The Group recognises all of its derivative instruments on the balance sheet at fair value. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings. If the derivative is designated as a hedge of the fair value of assets or liabilities, changes in the fair value of the derivative are recognised in earnings, together with changes in the fair value of the related hedged item. If the derivative is designated as a hedge of the variability in expected future cash flows related to a particular risk, changes in the fair value of the derivative are reported in other comprehensive income until the hedged item is recognised in earnings. The ineffective portion of the hedge is recognised in earnings. Derivative financial instrument assets are generally included in other invested assets or financial services assets. Derivative financial instrument liabilities are generally included in accrued expenses and other liabilities or financial services liabilities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, highly liquid debt instruments, and short-term deposits purchased with an original maturity of three months or less.

Deferred acquisition costs

Acquisition costs, which vary with, and are primarily related to, the production of new business, are deferred to the extent they are deemed recoverable from future gross profits. Deferred acquisition costs consist principally of commissions. Deferred acquisition costs associated with property and casualty reinsurance business are amortised in proportion to the property and casualty premiums earned. Future investment income is considered in determining the recoverability of deferred acquisition costs on property and casualty business. Deferred acquisition costs associated with life and health reinsurance business are amortised over the premium-paying period. For investment-type contracts, deferred acquisition costs are amortised in relation to the present value of estimated gross profits.

Acquired present value of future profits

The acquired present value of future profits ("PVFP") of business in force is recorded in connection with the acquisition of life and/or health operations. The initial value is determined actuarially by discounting estimated future gross profits as a measure of the value of business acquired. The resulting asset is amortised on a constant yield basis over the expected revenue recognition period of the business acquired, generally over periods ranging up to 30 years, with the accrual of interest added to the unamortised balance at the earned rate. The carrying value of PVFP is reviewed periodically for indicators of impairment in value. Adjustments to reflect impairment in value are recognised in earnings during the period in which the determination of impairment is made.

Goodwill

The excess of the cost of acquired businesses over the fair value of net assets acquired is recorded as goodwill (purchase method). It is amortised using the straight-line method over periods that correspond to the benefits expected to be derived from the related acquisition. Goodwill is amortised over periods of between 5 and 20 years.

The carrying value of goodwill is reviewed periodically for indicators of impairment in value. Adjustments to reflect an impairment in value are recognised in earnings in the period in which the determination of impairment is made.

Financial services assets and liabilities

The Group uses long-term debt for general corporate purposes and also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Long-term debt that is strictly used for funded business is classified as operational debt. Operational debt is generally excluded from financial leverage calculations. "Financial services assets and liabilities" are valued according to the relevant principles for the underlying instruments.

Other assets

Other assets include deferred expenses on retroactive reinsurance, prepaid reinsurance premiums, real estate for own use, property, plant and equipment, accrued income and prepaid assets. Real estate for own use, property, plant and equipment are carried at depreciated cost. Deferred expenses on retroactive reinsurance policies are amortised through earnings over the expected claims-paying period.

Capitalised software costs

External direct costs of materials and services incurred to develop or obtain software for internal use, payroll and payroll-related costs for employees who are directly associated with software development and interest cost incurred while developing software for internal use are capitalised and amortised on a straight-line basis over a period of three years through earnings.

Deferred income taxes

Deferred income tax assets and liabilities are recognised based on the difference between financial statement carrying amounts and the corresponding income tax bases of assets and liabilities using enacted income tax rates and laws. A valuation allowance is recorded against deferred tax assets when it is deemed more likely than not that some or all of the deferred tax asset may not be realised.

Unpaid claims and claim adjustment expenses

Liabilities for unpaid claims and claim adjustment expenses for property and casualty reinsurance contracts are accrued when insured events occur and are based on the estimated ultimate cost of settling the claims, using reports and individual case estimates received from ceding companies. A provision is also included for claims incurred but not reported, which is developed on the basis of past experience adjusted for current trends and other factors that modify past experience. The establishment of the appropriate level of reserves is an inherently uncertain process involving estimates and judgements made by management, and therefore there can be no assurance that ultimate claims and claim adjustment expenses will not exceed the loss reserves currently established. These estimates are regularly reviewed, and adjustments for differences between estimates and actual payments for claims and for changes in estimates are reflected in income in the period in which the estimates are changed or payments are made.

Unpaid property and casualty claims provisions may only be discounted if the payment pattern and ultimate cost are fixed and reasonably determinable.

Experience features which are directly linked to a reinsurance asset or liability are classified in a manner that is consistent with the presentation of that asset or liability.

Equalisation reserves

Reserves prescribed by local regulatory authorities for future claim fluctuations and for large and catastrophic losses are established and included in the unpaid claims and claim adjustment expenses liabilities.

Liabilities for life and health policy benefits and provisions for linked liabilities

Liabilities for life and health policy benefits from reinsurance business are generally calculated using the net level premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. Assumptions are set at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date. The assumptions are based on projections from past experience, making allowance for possible adverse deviation. Interest assumptions for life and health reinsurance benefits liabilities range from 2.25% to 14%. Assumed mortality rates are generally based on experience multiples applied to the actuarial select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life reinsurance contracts issued by the Group range from 1% to 20% and are based on historical experience.

Liabilities for investment-type contracts, including separate account (unit-linked) life reinsurance business and contracts where the policyholder bears the investment risk, are based either on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or on the present value of future benefit payments, if such payments are guaranteed (see also Recent accounting guidance and change in basis of presentation – Separate account and non-traditional long-duration life contracts).

Liabilities for policy benefits are increased if it is determined that future cash flows, including investment income, are insufficient to cover future benefits and expenses. The liability for accident and health policy benefits consists of active life reserves and the estimated present value of the remaining ultimate net costs of incurred claims. The active life reserves include unearned premiums and additional reserves. The additional reserves are computed on the net level premium method using assumptions for future investment yield, mortality and morbidity experience. The assumptions are based on projections of past experience and include provisions for possible adverse deviation.

Premiums

Property and casualty reinsurance premiums are recorded when written and include an estimate for written premiums receivable at period end. Premiums earned are generally recognised in income over the contract period in proportion to the amount of reinsurance provided. Unearned premiums consist of the unexpired portion of reinsurance provided. Life reinsurance premiums are earned when due. Related policy benefits are recorded in relation to the associated premium or gross profits so that profits are recognised over the expected lives of the contracts. For investment-type contracts, charges assessed against policyholders' funds for the costs of insurance, surrender charges, actuarial margin and other fees are recorded as income.

Life and health reinsurance premiums for group coverages are generally earned over the term of the coverage. For group contracts that allow experience adjustments to premiums, such premiums are recognised as the related experience emerges.

Reinsurance ceded

The Group uses retrocession arrangements to increase its aggregate underwriting capacity, to diversify its risk and to reduce the risk of catastrophic loss on reinsurance assumed. The ceding of risks to retrocessionaires does not relieve the Group of its obligations to its ceding companies. The Group regularly evaluates the financial condition of its retrocessionaires and monitors the concentration of credit risk to minimise its exposure to financial loss from retrocessionaires' insolvency. Premiums and losses ceded under retrocession contracts are reported as reductions of premiums earned and claims and claim adjustment expenses. Amounts recoverable for ceded claims and claim adjustment expenses and ceded unearned premiums under these retrocession agreements are reported as assets in the accompanying consolidated balance sheet.

Contracts which do not meet risk transfer requirements, defined as transferring a reasonable possibility of a significant loss to the reinsurer, are accounted for as deposit arrangements. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest. The Group provides reserves for uncollectible amounts on reinsurance balances ceded and assumed, based on management's assessment of the collectibility of the outstanding balances.

The excess of estimated liabilities for claims and claim costs payable over consideration received in respect of retroactive property and casualty reinsurance contracts which meet risk transfer tests is recorded as a deferred charge. The deferred charges are amortised over the expected settlement periods of the claims liabilities.

Pensions and other post-retirement benefits

The Group accounts for its pension and other post-retirement benefit costs using the accrual method of accounting. Amounts charged to expense are based on periodic actuarial determinations.

Stock-based employee compensation plans

At 31 December 2004 the Group had a fixed option plan, a restricted share plan, and an employee participation plan. These plans are described in more detail in note 12. The fixed option plan is accounted for using the intrinsic value method. In accordance with the intrinsic value method, the fair value of options is not reflected in earnings, and the pro-forma impact on net income is provided in note 12. The grant date fair value of the restricted shares in the restricted share plan is recognised in earnings.

Foreign currency

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange on the balance sheet date. Revenues and expenses are translated at average exchange rates. Unrealised gains or losses resulting from translation of functional currencies to the reporting currency are included as a separate component of shareholders' equity. Realised currency gains and losses resulting from foreign currency transactions are included in earnings.

Currency exchange rates in CHF per 100 units of foreign currency are as follows:

			2003		**2004**
		Closing rate	Average rate	Closing rate	Average rate
Australian dollar	AUD	93.18	87.38	**89.14**	**91.63**
British pound	GBP	221.40	219.67	**218.31**	**227.83**
Canadian dollar	CAD	95.71	96.24	**94.91**	**95.63**
Euro	EUR	155.98	151.91	**154.55**	**154.40**
Japanese yen	JPY	1.15	1.16	**1.11**	**1.15**
South African rand	ZAR	18.53	17.87	**20.18**	**19.28**
US dollar	USD	123.68	134.95	**113.71**	**124.71**

Earnings per common share

Basic earnings per common share are determined by dividing net income available to common shareholders by the weighted average number of common shares entitled to dividends during the year. Diluted earnings per common share reflect the effect on earnings and average common shares outstanding associated with dilutive securities.

Recent accounting guidance and change in basis of presentation

Derivative financial instruments

The Group implemented recent international guidance on accounting for derivatives effective from 1 January 2004. The guidance clarifies the scope of embedded derivatives in certain reinsurance agreements including modified coinsurance arrangements. The cumulative effect of complying with the guidance as of the effective date is reflected in a separate line in retained earnings in the statement of shareholders' equity.

Variable interest entities

In January 2003, new international guidance was issued on the consolidation of variable interest entities ("VIEs"). This guidance was subsequently revised and replaced in December 2003. The guidance requires a company to consolidate a VIE if the company is defined as the primary beneficiary. The primary beneficiary absorbs a majority of the VIE's expected losses, receives a majority of its expected residual returns, or both.

The Group applied the revised guidance to all VIEs created after 31 January 2003 in the 2003 annual financial statements. The revised guidance has now also been applied in the current year to all VIEs created before 31 January 2003. The application of the revised guidance to VIEs created before 31 January 2003 has resulted in the initial recognition of the assets and liabilities of some entities which were not consolidated under previous guidance, and in the derecognition of the assets and liabilities of certain other entities which were consolidated under previous guidance (see notes 6 and 16). The cumulative effect of complying with the guidance as of the effective date is reflected in a separate line in retained earnings in the statement of shareholders' equity.

Treasury shares (formerly own shares)

New guidance was issued under Swiss GAAP FER for the recognition and measurement of treasury shares effective from 1 January 2004. Treasury shares, which were previously reported as equity securities available-for-sale, are now reported at cost as a deduction from shareholders' equity. In addition, all standalone derivative instruments indexed to treasury shares are reported at cost and classified in shareholders' equity. As a result of this change, the reserve for own shares has been reclassified to retained earnings.

Separate account and non-traditional long-duration life contracts

The Group has revised the accounting and presentation of separate accounts. Recent international guidance revises the conditions which must be met to classify business as separate account. The Group has certain business where policyholder funds are invested in defined assets, and policyholders bear the investment risk on the assets. A part of the business no longer meets the conditions for separate account classification, due principally to the legal structure of the asset funds involved.

At interim 2004, the Group reclassified CHF 2 290 million from separate account assets mainly to equity securities trading, and separate account liabilities of CHF 2 290 million to liabilities for life and health policy benefits. At 31 December 2004, following the acquisition of Life Assurance Holding Corporation, the Group has introduced separate balance sheet categories for assets held for linked liabilities and the corresponding provisions for linked liabilities. The above assets and liabilities have been reclassified to the new categories. The assets held for linked liabilities are measured according to the relevant principles for the underlying assets. The provisions for linked liabilities represent the current account value of the policyholder assets. Deferred assets and liabilities are recognised in the relevant balance sheet line items. The change in policyholder liability is debited or credited against the investment return of the assets.

In 2004, the assets held for linked liabilities generated net realised gains of CHF 496 million and net investment income of CHF 257 million. The balance sheet as of 31 December 2003 has been reclassified to reflect the change, which does not impact net income or shareholders' equity.

The business which meets the revised definition of separate account assets and liabilities has also been reclassified to the above categories and is accounted for as separate account business.

The Group has implemented guidance on non-traditional long-duration life contracts effective from 1 January 2004. The non-traditional long-duration contract guidance clarifies the liability calculation for certain types of life business, which impacts the pattern of earnings recognition. The clarification affects the acquired present value of future profits, liabilities for life and health policy benefits and deferred taxes. The cumulative effect of initially complying with the guidance as of the effective date is reflected in a separate line in retained earnings in the statement of shareholders' equity.

Pensions and other post-retirement benefits

The Group has adopted recent international guidance for disclosure of pensions and other post-retirement benefits. The guidance requires additional disclosure about assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans and post-retirement plans. The disclosure is provided in note 11.

2. Investments

Investment income

Net investment income by source was as follows:

CHF millions	2003	2004
Fixed income securities	3 117	**3 489**
Equity securities	259	**183**
Mortgages and other loans	555	**582**
Investment real estate	122	**121**
Short-term investments	71	**89**
Other current investments	54	**51**
Equity in earnings of equity-accounted investees	–39	**23**
Cash and cash equivalents	67	**73**
Deposits with ceding companies	734	**559**
Gross investment income	4 940	**5 170**
Less investment expenses	–334	**–313**
Net investment income	4 606	**4 857**

The Group refined the allocation of expenses mainly related to real estate in 2004 and adjusted 2003 accordingly. The change does not affect net investment income. Dividends received from investees accounted for using the equity method were CHF 50 million and CHF 41 million in 2003 and 2004, respectively.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments were as follows:

CHF millions	2003	2004
Fixed income securities:		
Gross realised gains	1 271	**383**
Gross realised losses	–138	**–136**
Equity securities:		
Gross realised gains	1 168	**858**
Gross realised losses	–621	**–169**
Net realised gains/losses on other investments	–579	**262**
Value readjustments	285	**21**
Value adjustments	–1 010	**–103**
Net realised investment gains/losses	376	**1 116**

Realised gains and losses do not include the change in market value of trading activities of the Financial Services Business Group and the change in market value of derivative financial instruments classified as cash flow hedges.

Trading revenues

Trading revenues generated by the trading activities of the Financial Services Business Group were as follows:

CHF millions	2003	2004
Gross trading revenues	667	**842**
Interest expense	–195	**–404**
Trading revenues	472	**438**

Investments available-for-sale

Amortised cost or cost and estimated fair values of investments in fixed income and equity securities classified as available-for-sale were as follows:

As of 31 December 2003 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
United States	15 426	135	–327	15 234
United Kingdom	6 144	23	–110	6 057
Germany	6 133	27	–86	6 074
France	5 143	27	–110	5 060
Canada	3 737	340	–4	4 073
Switzerland	212	3		215
Other	7 238	96	–58	7 276
Total	44 033	651	–695	43 989
Corporate debt securities	13 970	1 138	–63	15 045
Mortgage and asset-backed securities	5 128	138	–26	5 240
Fixed income securities available-for-sale	63 131	1 927	–784	64 274
Equity securities available-for-sale	6 335	560	–144	6 751

As of 31 December 2004 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
United States	19 388	216	–274	19 330
United Kingdom	6 672	46	–63	6 655
Germany	6 082	59	–17	6 124
France	4 026	52	–4	4 074
Canada	4 204	465	–6	4 663
Switzerland	215	5		220
Other	9 085	172	–12	9 245
Total	49 672	1 015	–376	50 311
Corporate debt securities	18 082	1 400	–47	19 435
Mortgage and asset-backed securities	7 519	150	–39	7 630
Fixed income securities available-for-sale	**75 273**	**2 565**	**–462**	**77 376**
Equity securities available-for-sale	**4 586**	**491**	**–118**	**4 959**

As of 31 December 2003 and 2004, fixed income securities available-for-sale with a carrying value of CHF 8 086 million and of CHF 8 522 million, respectively, were lent to third parties that have the right to sell or repledge the borrowed securities. 2003 has been adjusted to reflect a refined allocation of securities lending. In addition, as of 31 December 2003 and 2004, fixed income securities available-for-sale with a carrying value of CHF 243 million and CHF 184 million, respectively, were lent to third parties that do not have the right to sell or repledge the borrowed securities.

The following table shows the fair value and unrealised losses of the Group's fixed income securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealised loss position, as of 31 December 2003 and 2004. A continuous decline in the value of equity securities available-for-sale for longer than twelve months is considered other-than-temporary and recognised as net realised investment gains/losses in the income statement. Therefore, as of 31 December 2003 and 2004, the gross unrealised loss on equity securities available-for-sale of CHF 144 million and CHF 118 million shown in the above table relates to declines in value for less than 12 months.

As of 31 December 2003 CHF millions	Less than 12 months Fair value	 Unrealised losses	12 months or more Fair value	 Unrealised losses	Total Fair value	 Unrealised losses
Debt securities issued by governments and government agencies	27 961	695	111		28 072	695
Corporate debt securities	1 933	52	230	11	2 163	63
Mortgage and asset-backed securities	2 405	25	37	1	2 442	26
Total	32 299	772	378	12	32 677	784

As of 31 December 2004 CHF millions	**Less than 12 months** Fair value	 Unrealised losses	**12 months or more** Fair value	 Unrealised losses	**Total** Fair value	 Unrealised losses
Debt securities issued by governments and government agencies	20 124	212	5 522	164	25 646	376
Corporate debt securities	1 784	26	332	21	2 116	47
Mortgage and asset-backed securities	3 336	31	171	8	3 507	39
Total	**25 244**	**269**	**6 025**	**193**	**31 269**	**462**

An assessment of whether an other-than-temporary decline in the value of equity and fixed income securities available-for-sale has occurred is based on a case-by-case evaluation of the reasons for the decline in value. This evaluation includes: (a) an assessment of the duration and extent of the decline in value; (b) review of the financial performance and outlook for the economic environment and industry in which the issuer operates; (c) review of the financial performance and outlook for the issuer compared to industry peers; and (d) analysis of any other factors, including credit rating, that may adversely affect the ability of the security to recover in value in the short term. Other-than-temporary declines in the value of equity and fixed income securities available-for-sale are recognised as net realised investment gains/losses in the income statement.

Investments by original currency

The Group's investment portfolio at carrying value is comprised of concentrations in the following major currencies:

As of 31 December 2003 CHF millions	USD	EUR	GBP	CAD	CHF	Other	Total
Fixed income securities	33 162	16 654	7 108	4 223	274	2 841	64 262
Equity securities	1 691	1 584	1 072	55	1 082	1 267	6 751
Mortgages/other loans	4 588	1 134	1	19	375	16	6 133
Assets held for linked liabilities	158		2 290				2 448
Other	7 434	1 292	643	487	1 128	75	11 059
Total	47 033	20 664	11 114	4 784	2 859	4 199	90 653

As of 31 December 2004 CHF millions	USD	EUR	GBP	CAD	CHF	Other	Total
Fixed income securities	43 732	16 584	9 113	4 503	295	3 237	77 464
Equity securities	829	1 143	911	71	1 021	1 286	5 261
Mortgages/other loans	4 789	1 189	8	18	354	3	6 361
Assets held for linked liabilities	937	436	11 130		77	39	12 619
Other	5 968	1 268	645	451	1 047	41	9 420
Total	**56 255**	**20 620**	**21 807**	**5 043**	**2 794**	**4 606**	**111 125**

Maturity of fixed income securities available-for-sale

The amortised cost or cost and estimated fair values of investments in fixed income securities by remaining maturity are shown below. Fixed maturity investments are assumed not to be called for redemption prior to the stated maturity date. As of 31 December 2003 and 2004, CHF 2 242 million and CHF 2 048 million, respectively, of fixed income securities were callable or had call options in the instruments' structure.

As of 31 December CHF millions	2003 Amortised cost or cost	2003 Estimated fair value	**2004** Amortised cost or cost	**2004** Estimated fair value
Due in one year or less	1 534	1 550	**3 187**	**3 199**
Due after one year through five years	26 167	26 297	**34 356**	**34 479**
Due after five years through ten years	17 284	17 510	**12 614**	**13 066**
Due after ten years	13 657	14 332	**17 668**	**19 076**
Mortgage and asset-backed securities with no fixed maturity	4 489	4 585	**7 448**	**7 556**
Total fixed income securities	63 131	64 274	**75 273**	**77 376**

Assets on deposit or pledged

As of 31 December 2003 and 2004, securities with a carrying value of CHF 573 million and CHF 599 million, respectively, were on deposit with regulatory agencies in accordance with local requirements.

As of 31 December 2003 and 2004, investments with a carrying value of approximately CHF 5 862 million and CHF 7 839 million, respectively, were placed on deposit or pledged to secure certain reinsurance liabilities.

Mortgages, loans and real estate

As of 31 December 2003 and 2004 investments in mortgages and other loans and real estate comprised the following:

As of 31 December CHF millions	Carrying value	2003 Fair value	Carrying value	**2004** Fair value
Mortgages and other loans	6 133	6 133	**6 361**	**6 361**
Investment real estate	1 646	2 536	**1 699**	**2 569**

As of 31 December 2003 and 2004, the Group's investment in mortgages and other loans included CHF 185 million and CHF 192 million, respectively, of loans due from employees and CHF 409 million and CHF 404 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

The Group's investment in mortgages and other loans included CHF 1 064 million and CHF 1 119 million of mortgage participations associated with investment contracts as of 31 December 2003 and 2004, respectively. Contract holders bear the investment risk related to mortgage participations. Fair value for other loans is considered to be equal to carrying value.

As of 31 December 2003 and 2004, investments in real estate included CHF 29 million and nil, respectively, of real estate held for sale.

Depreciation expense related to income-producing properties was CHF 31 million and CHF 36 million for 2003 and 2004, respectively. Accumulated depreciation on investment real estate totalled CHF 593 million and CHF 566 million as of 31 December 2003 and 2004, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

Development of real estate and investments in affiliated companies

CHF millions	Investment real estate	2003 Affiliated companies	Investment real estate	**2004** Affiliated companies
Balance as of 1 January	1 537	760	**1 646**	**618**
Effect of foreign currency translation	19	10	**–17**	**–11**
Depreciation	–31		**–36**	
Additions/sales/interest in equity	88	–136	**25**	**–11**
Unrealised gains/losses		–17		
Realised gains/losses	27	–12	**81**	**–1**
Transfers	6	13		
Balance as of 31 December	1 646	618	**1 699**	**595**

Equity accounted participations in investment vehicles held for linked liabilities are included in assets held for linked liabilities.

Assets held for linked liabilities

Assets held for linked liabilities by asset category were as follows:

As of 31 December CHF millions	2003	**2004**
Equity securities trading	2 266	**8 857**
Equity accounted participations		**1 341**
Other	182	**2 421**
Assets held for linked liabilities	2 448	**12 619**

Other includes fixed income securities trading, separate account assets, and other assets. The fair value of assets held for linked liabilities was CHF 2 448 million and CHF 12 629 million as of 31 December 2003 and 2004, respectively.

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with a carrying value of CHF 2 404 million and CHF 4 134 million as of 31 December 2003 and 2004, respectively.

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as locking in attractive investment conditions for future available funds.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values below are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost at 31 December 2003 and 2004 approximated CHF 1 933 million and CHF 2 479 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties.

The fair value of derivatives outstanding at 31 December 2003 and 2004 is as follows:

	As of 31 December 2003			**As of 31 December 2004**		
CHF millions	Positive fair value	Negative fair value	Carrying value assets/ liabilities	Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts						
Forwards and futures	3	–11	–8	**10**	**–3**	**7**
Swaps	1 833	–1 818	15	**2 280**	**–2 312**	**–32**
Total	1 836	–1 829	7	**2 290**	**–2 315**	**–25**
Equity and index contracts						
Forwards and futures	167	–5	162	**14**	**–4**	**10**
Options	771	–623	148	**1 128**	**–1 673**	**–545**
Total	938	–628	310	**1 142**	**–1 677**	**–535**
Foreign currency						
Forwards and futures		–12	–12			
Options		–16	–16			
Swaps	2 886	–2 524	362	**2 195**	**–1 987**	**208**
Total	2 886	–2 552	334	**2 195**	**–1 987**	**208**
Other derivatives						
Credit derivatives	179	–311	–132	**510**	**–438**	**72**
Weather derivatives	50	–53	–3	**61**	**–53**	**8**
Other	69	–260	–191	**69**	**–256**	**–187**
Total	298	–624	–326	**640**	**–747**	**–107**
Total derivative financial instruments	5 958	–5 633	325	**6 267**	**–6 726**	**–459**

The notional or contractual amounts of derivatives represent a standard of measurement of the level of involvement in these types of transactions and are not a quantification of market risk or credit risk. Notional amounts represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps. These amounts are the sum of all outstanding positions, therefore inflating the notional values of all hedged positions. A considerable proportion of the credit default swaps in the trading book is hedged with offsetting positions. However, the Capital Management and Advisory business sector does maintain open long and short positions in credit default swaps and related instruments as part of its trading function. The notional and contractual amounts of derivatives at 31 December 2003 and 2004 were CHF 438 033 million and CHF 635 338 million, respectively. Of these amounts CHF 328 087 million and CHF 461 074 million are interest instruments, CHF 28 412 million and CHF 62 158 million are currency instruments and the remaining CHF 81 534 million and CHF 112 106 million are other derivatives.

The contractual or notional amounts for credit derivatives (CHF 36 850 million and CHF 96 832 million, respectively) include portfolio credit default swap structures and corresponding credit default swaps transacted to hedge certain credit exposure within these structures (31 December 2003 and 2004: CHF 14 915 million and CHF 12 761 million, respectively). The swaps were underwritten by the Credit Solutions business sector of the Financial Services Business Group. Within these structures, the Group continues to maintain over 90% of the notional exposure assigned to the "Super-Senior" category.

4. Acquisitions and dispositions

On 30 April 2004, the Group completed the acquisition of CNA Financial Corporation's individual life insurance business for USD 690 million. The transaction was facilitated mainly through a stock acquisition.

On 24 August 2004, the Group acquired the shares of Life Assurance Holding Corporation (LAHC), including its life insurance subsidiary Windsor Life Assurance Company Limited, for GBP 333 million.

These acquisitions are administrative reinsurance (Admin Re℠) transactions. Admin Re℠ is the purchase of closed blocks of in-force business and can be achieved through either a stock purchase or reinsurance.

Goodwill

During the years ended 31 December 2003 and 2004, goodwill of CHF 315 million and CHF 277 million, respectively, was amortised.

As of 31 December 2003 and 2004, the balance of accumulated goodwill amortisation was CHF 1 378 million and CHF 1 570 million, respectively.

The Group systematically amortises goodwill over periods of up to 20 years depending on specific factors. The amount charged in any one year can vary due to foreign exchange and other factors. Despite this, goodwill is amortised within the originally determined periods.

5. Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

CHF millions	2003 DAC	2003 PVFP	2004 DAC	2004 PVFP
Balance as of 1 January	4 142	6 668	**4 754**	**5 952**
Deferred	5 395		**4 844**	
Reclassification	–17			
Effect of acquisitions and disposals		383		**1 470**
Amortisation	–4 617	–482	**–4 501**	**–395**
Effect of foreign currency translation	–149	–617	**–222**	**–507**
Change in accounting policy (note 1)				**216**
Balance as of 31 December	4 754	5 952	**4 875**	**6 736**

The percentage of the PVFP which is expected to be amortised in each of the next five years is 6%, 5%, 5%, 5% and 5%, respectively.

6. Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines long-term debt as debt having a maturity at the balance sheet date of greater than one year. The Group's long-term debt as of 31 December 2004 was as follows:

Long-term debt

Senior debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate	Book value in CHF millions
2006	EMTN (Floating Rate Bond)	2003	CHF	50	3M Libor + 2bp	50
2006	Bank Loan	2003	USD	100	3M Libor + 3bp	114
2006	Private Placement	2001	CHF	100	3.25%	100
2006	Senior Notes[1]	1996	USD	200	7.88%	227
2006	Fixed Term Preferred Shares	2002	GBP	100	4.84%	218
2006	Insurance-linked Placements	2003	USD	37	Various	42
2006	Insurance-linked Placement	2004	USD	7	16.49%	8
2007	Trust-preferred Stock (Trups)[2]	1997	USD	42	8.72%	57
2007	Insurance-linked Placements	2003	USD	14	Various	16
2007	Straight Bond	1997	CHF	500	3.75%	500
2007	Mandatory Convertible Bond	2004	EUR	672	6.13%	1 020
2008	Private Placement (step-up)	2001	CHF	100	3.60%	100
2009	EMTN (Index-linked Notes)	2002	EUR	10	Index	15
2009	Fixed Rate Preferred Shares	2004	GBP	170	4.92%	371
2009	3 EMTN	2004	EUR	20	Various	30
2009	EMTN	2004	JPY	5 000	0.81%	56
2010	EMTN (Amortising Bond)	2003	GBP	70	4.38%	131
2013	Private Placement	2003	NZD	400	7.84%	329
2013	EMTN (Index-linked Notes)	2001	USD	10	Index	11
2015	EMTN (Straight Bond)	2001	CHF	150	4.00%	150
2017	Credit-linked Note	2000	USD	12	Various	14
Various	4 EMTN	2004	USD	106	Various	110
Various	CAD Cash Collateral	2004	CAD	560	Various	530
Various	Payment Undertaking Agreements	2000	USD	146	Various	244
Various	Payment Undertaking Agreements	2001	USD	96	Various	133
Various	Payment Undertaking Agreements	2002	USD	470	Various	592
Various	Payment Undertaking Agreements	2003	USD	169	Various	218
Various	Payment Undertaking Agreements	2004	USD	43	Various	50
Total senior debt as of 31 December 2004						**5436**
Total senior debt as of 31 December 2003						4695

[1] Assumed in the acquisition of Underwriters Re Group
[2] *Assumed in the acquisition of Life Re Corporation*

Senior debt as reported above is comprised of the following components:

CHF millions	31 December 2003	**31 December 2004**
Senior financial debt	1 441	**2 064**
Senior operational debt	3 254	**3 372**
Total	4 695	**5 436**

Subordinated debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate...	...to first reset in	Book value in CHF millions
2021	Convertible Bond	2001	USD	1 150	3.25%	2011	1 287
–	Subordinated Perpetual Loan	1998	DEM	340	6M Libor + 40bp	2008	269
–	Subordinated Perpetual Loan	1998	DEM	400	5.71%	2008	316
–	Subordinated Perpetual Loan	1998	CHF	300	6M Libor + 37.5bp	2008	300
–	Subordinated Perpetual Loan	1998	DEM	110	6M Libor + 45bp	2010	87
–	Subordinated Perpetual Loan (PARCS)	1999	EUR	250	6M Euribor + 55bp	2006	385
–	Subordinated Perpetual Bond (SUPERBs)	1999	CHF	600	3.75%	2011	588
Total subordinated financial debt as of 31 December 2004							**3 232**
Total subordinated financial debt as of 31 December 2003							3 366

Total financial debt reported in the financial statements as long-term debt is comprised of the following components:

CHF millions	31 December 2003	**31 December 2004**
Senior financial debt	1 441	**2 064**
Subordinated financial debt	3 366	**3 232**
Total	4 807	**5 296**

Swiss Re uses long-term debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Long-term debt that is strictly used for funded business is classified as operational debt and is included in financial services liabilities. Operational debt is generally excluded from financial leverage calculations.

Interest expense on long-term debt

Interest expense on long-term debt for the years ended 31 December 2003 and 2004, respectively, was as follows:

CHF millions	2003	**2004**
Senior financial debt	53	**85**
Senior operational debt	128	**130**
Subordinated financial debt	142	**134**
Total	323	**349**

In July 1997, the Group issued a straight bond with a face value of CHF 500 million, bearing interest at 3.75%, maturing on 2 July 2007, in exchange for proceeds of CHF 511 million.

In May 1998, the Group issued CHF 1 010 million of multi-currency subordinated debt with a perpetual term, bearing interest at the rate of six month Libor plus 37.5 basis points for the first tranche of CHF 300 million, six month Libor plus 40 basis points for a tranche of DEM 340 million, six month Libor plus 45 basis points for a tranche of DEM 110 million, payable semi-annually, and 5.71% for a tranche of DEM 400 million, payable annually. The loan is subordinated in the event of liquidation to all senior creditors of Swiss Re Zurich, but will be paid in priority to all holders of its equity.

In June 1999, the Group issued CHF 600 million in subordinated perpetual debt, with an interest rate of 3.75% for 12 years, resetting to six month Libor plus 100–140 basis points thereafter, depending upon the rating of Swiss Re.

In June 1999, the Group also issued EUR 250 million of subordinated Perpetual Auction Reset Capital Solvency bonds, with a coupon of six month Euribor plus 55 basis points for the first seven years. After seven years, and every five years thereafter, an auction will be conducted to determine the re-offer yield.

In 2000, the Group entered into three Payment Undertaking Agreements (PUAs), which are a form of financing transaction in which a counterparty deposits funds with the Group having fixed repayment terms and interest rates on the deposited funds. In 2001 and 2002, respectively, three and seventeen additional PUAs were taken out by the Group. In 2003, the Group entered into sixteen PUAs. In 2004, the Group issued two PUAs for a total amount of USD 43 million with fixed interest rates of 5.23% and 5.24%. Both have maturities of 20 years. All interest rate risk is hedged to a one or three month Libor benchmark.

During 2001 the Group issued two private placements in Switzerland, which are a form of financing transaction. The first private placement was issued in June in the amount of CHF 100 million and is due in 2008 with a coupon of 3.60%. In September, an additional private placement of CHF 100 million was issued maturing in 2006 with a coupon of 3.25%.

In June 2001, the Group issued under the European Medium Term Note (EMTN) programme a straight bond totalling CHF 150 million with a coupon of 4.00% and a 14-year maturity.

In October 2001, the Group issued under the EMTN programme USD 10 million of index-linked notes. The notes have a maturity of 12 years and interest payments based on the three month Libor as well as an index-related component.

In November 2001, concurrent with its global equity offering, the Group issued USD 1 150 million of subordinated convertible bonds. The bonds have a maturity of 20 years and a fixed coupon of 3.25% during the first 10 years, which will be reset to a floating six month Libor plus 180 basis points for the last 10 years. Up to and including 21 November 2011, the bonds can be converted into Swiss Re shares at a price of CHF 207.19 per share with a fixed USD exchange rate of 1.6641. The bonds have been issued by the Group and are unconditionally and irrevocably guaranteed on a subordinated level.

In April 2002, the Group privately placed GBP 100 million of subsidiary preference shares in the United Kingdom. These shares are redeemable, non-voting and were issued with a cumulative fixed rate dividend of 4.84% (payable semi-annually) and have a final redemption date in 2006.

In June 2002, the Group issued under the EMTN programme index-linked notes, totalling EUR 10 million with a seven year maturity.

In July 2003, the Group entered into one private placement structure. The transaction amounted to NZD 400 million with a maturity of 10 years and a coupon of 7.84%. Interest is payable monthly.

In August 2003, the Group issued under the EMTN programme a GBP 70 million bond with a coupon of 4.38% which is repayable annually over 7 years, ending April 2010.

In December 2003, the Group issued under the EMTN programme a CHF 50 million bond with an interest rate of three month Libor plus 2 basis points, maturing in 2006.

In December 2003, the Group entered into a bilateral credit agreement of USD 100 million. The respective bank loan bears interest at a rate equal to three month Libor plus 3 basis points and matures in December 2006.

In the first half of 2004, the Group issued under the EMTN programme three zero coupon notes totalling USD 56 million with a five year maturity and a two year senior note totalling USD 50 million with an interest rate of 1.99%.

In July 2004, the Group issued a mandatory convertible bond totalling EUR 672 million with an interest rate of 6.13% due in 2007. The securities will automatically convert into Swiss Re shares in three years (see note 9).

In August 2004, the Group privately placed GBP 170 million of subsidiary preference shares in the United Kingdom. These shares are redeemable, non-voting and were issued with a cumulative fixed rate dividend of 4.92% (payable quarterly) and have a final redemption date in 2009.

In the second half of 2004, the Group issued under the EMTN programme a note totalling EUR 10 million with an interest rate of 6.00% for the first two years and two notes totalling EUR 10 million with an interest rate of 4.00% for the first three years, due in 2009.

In October 2004, the Group issued under the EMTN programme a note totalling JPY 5 000 million with an interest rate of 0.81% due in 2009.

In September and December 2004, the Group received cash collateral totalling CAD 560 million to secure counterparty risk arising from a basket of credit default swaps which mature in 2009 and 2010.

The Group derecognised three insurance-linked securities totalling USD 360 million because the Group was not the primary beneficiary as of 1 January 2004. The Group recognised insurance-linked and credit-linked securities totalling USD 70 million because the Group was the primary beneficiary as of 1 January 2004 (see notes 1 and 16).

7. Unpaid claims and claim adjustment expenses

Asbestos and environmental claims exposure

The Group's obligation for claims payments and claims settlement charges also includes obligations for long-latent injury claims arising out of policies written prior to 1985, in particular in the area of US asbestos and environmental liability.

A reconciliation of the beginning and ending reserve balances for asbestos, environmental and other long-latent liability claims and claim adjustment expenses for the periods presented is as follows:

CHF millions	2003	**2004**
Balance as of 1 January	2 378	**1 879**
Reinsurance recoverable	–260	**–204**
Net claims reserve	2 118	**1 675**
Claims incurred	88	**–20**
Claims paid	–327	**–181**
Effect of foreign currency translation	–204	**–117**
Net claims reserve	1 675	**1 357**
Reinsurance recoverable	204	**167**
Balance as of 31 December	1 879	**1 524**

The Group maintains an active commutation strategy to reduce exposure. The number and amount of commutations were lower in 2004 compared to 2003, and paid claims decreased in 2004 versus 2003 due to the effect of this strategy. When commutation payments are made, the traditional "survival ratio" is artificially reduced by premature payments which should not imply a reduction in reserve adequacy.

The Group provisions are the undiscounted value of potential ultimate claims payments and claims settlement charges, less amounts paid to date.

Provisions for long-latent injury claims outstanding at 31 December 2004 reflect the estimated future trend of claims payments and claims settlement charges. Due to the inherent uncertainties and assumptions on which these estimates are based, however, the Group cannot exclude the need to make further additions to these provisions in the future.

8. Personnel expenses

CHF millions	2003	**2004**
Salaries	1 443	**1 383**
Employee benefits	307	**355**

The Group had 8 359 employees at 31 December 2004, compared to 7 949 at 31 December 2003.

9. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

Share data

CHF millions (except share data)	2003	**2004**
Basic earnings per share		
Income available to common shares	1 702	**2 475**
Weighted average common shares outstanding	310 379 068	**309 274 654**
Net income per share in CHF	5.48	**8.00**
Effect of dilutive securities		
Change in income available to common shares due to convertible bonds	33	**48**
Change in average number of shares due to convertible bonds and employee options	9 397 419	**15 279 024**
Diluted earnings per share		
Income available to common shares assuming debt conversion and exercise of options	1 735	**2 523**
Weighted average common shares outstanding	319 776 487	**324 553 678**
Net income per share in CHF	5.43	**7.77**

In 2004 Swiss Re purchased 9 236 800 call options to offset the exposure to deliver Swiss Re shares under the Convertible bond issued in 2001 (see Derivatives indexed to Swiss Re shares).

Treasury shares

As of 31 December 2003 and 2004, the Group held 1280875 and 933128 treasury shares, respectively. These shares are available for stock-based compensation plans and other corporate purposes.

In 2004, 1036269 treasury shares were acquired at an average price of CHF 81.06 and 1384016 treasury shares were sold at an average price of CHF 87.43, including 698561 treasury shares delivered to employees in connection with stock-based compensation plans.

Derivatives indexed to Swiss Re shares

As of 31 December 2003 and 2004, the Group was short 383333 and 335000 call options, respectively. In 2004, 2255000 call options were sold at an average price of CHF 1.04.

As of 31 December 2003 and 2004, the Group was short 666666 and 465000 put options, respectively. In 2004, 1360000 put options were sold at an average price of CHF 7.30.

Furthermore, Swiss Re purchased derivatives, indexed to Swiss Re shares, with respect to stock-based compensation plans and to offset the exposure to deliver Swiss Re shares under the convertible bond, issued in 2001. The underlying shares, previously committed to the convertible bond issued in 2001, were reallocated to the mandatory convertible bond, issued in 2004. For the above hedging transactions 10436524 call options were acquired at an average price of CHF 15.37 in 2004. As of 31 December 2003 and 2004, the Group held 1000000 and 10436524 call options, respectively.

10. Income taxes

The Group is generally subject to corporate income taxes based on the taxable net income in various jurisdictions in which the Group operates. The components of the income tax charge were:

CHF millions	2003	**2004**
Current taxes	548	**175**
Deferred taxes	86	**717**
Income tax expense	634	**892**

The components of deferred income taxes were as follows:

CHF millions	2003	2004
Deferred tax assets		
Technical provisions	918	**952**
Income accrued/deferred	355	**481**
Unrealised losses on investments	428	**573**
Benefit on loss carryforwards	2 163	**2 298**
Other	637	**944**
Gross deferred tax assets	4 501	**5 248**
Valuation allowance	–1 052	**–1 461**
Total	3 449	**3 787**
Deferred tax liabilities		
Present value of future profits	1 985	**2 205**
Income accrued/deferred	289	**220**
Bond amortisation	167	**281**
Deferred acquisition costs	465	**414**
Technical provisions	554	**1 038**
Unrealised gains on investments	459	**611**
Other	1 095	**1 034**
Total	5 014	**5 803**
Deferred income taxes	1 565	**2 016**

As of 31 December 2004, the Group had CHF 943 million of domestic and CHF 6 037 million foreign net operating tax loss carryforwards, expiring as follows: CHF 292 million in 2007, CHF 137 million in 2008, CHF 888 million in 2009 and CHF 5 663 million after 2009. The Group also had capital loss carryforwards of CHF 461 million, almost all of which expire beyond 2009.

Income taxes paid in 2003 and 2004 were CHF 309 million and CHF 421 million, respectively.

11. Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans covering the majority of its worldwide operations. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

The measurement date of these plans is 30 September for each year presented.

CHF millions	Swiss plans pension benefits 2003	Swiss plans pension benefits 2004	Foreign plans pension benefits 2003	Foreign plans pension benefits 2004	Other benefits 2003	Other benefits 2004
Benefit obligation as of 1 January	2062	**2321**	972	**1115**	523	**517**
Service cost	91	**94**	50	**51**	36	**37**
Interest cost	78	**85**	60	**68**	24	**23**
Amendments			4		–4	**–18**
Actuarial gains/losses	126	**50**	94	**–18**	–34	**–19**
Benefits paid	–96	**–96**	–37	**–36**	–13	**–12**
Acquisitions/disposals				**172**		
Reclassification	60					
Effect of foreign currency translation			–28	**–20**	–15	**–9**
Benefit obligation as of 31 December	2321	**2454**	1115	**1332**	517	**519**
Fair value of plan assets as of 1 January	1958	**2240**	652	**734**		
Actual return on plan assets	206	**102**	75	**73**		
Company contribution	114	**116**	60	**72**	13	**12**
Benefits paid	–96	**–96**	–37	**–36**	–13	**–12**
Acquisitions/disposals				**131**		
Reclassification	58					
Effect of foreign currency translation			–16	**–30**		
Fair value of plan assets as of 31 December	2240	**2362**	734	**944**		
Reconciliation of balance sheet						
Funded status	–81	**–92**	–381	**–388**	–517	**–519**
Unrecognised losses/gains	554	**595**	264	**233**	50	**31**
Unrecognised prior service cost	38	**35**	5	**4**	–52	**–62**
Unrecognised transition obligation/asset	–37	**–12**				
Additional minimum liability gross:						
Intangible assets			–4	**–4**		
Accumulated other comprehensive income			–125	**–95**		
Net amount recognised	474	**526**	–241	**–250**	–519	**–550**
Amounts recognised in the balance sheet consist of						
Prepaid benefit cost	474	**526**	42	**36**		
Accrued benefit liability			–283	**–286**	–519	**–550**
Net amount recognised	474	**526**	–241	**–250**	–519	**–550**

CHF millions	Swiss plans pension benefits 2003	2004	Foreign plans pension benefits 2003	2004	Other benefits 2003	2004
Components of net periodic benefit cost						
Service cost (net of participant contributions)	91	**94**	50	**51**	36	**37**
Interest cost	78	**85**	60	**68**	24	**23**
Expected return on assets	–110	**–114**	–60	**–59**		
Amortisation of:						
Net gain/loss	3	**22**	1	**12**	3	**1**
Prior service cost	3	**3**	3	**1**	–5	**–5**
Transition obligation/asset	–25	**–25**				
Effect of settlement, curtailment and termination			–3	**6**		
Net periodic benefit cost	40	**65**	51	**79**	58	**56**

The accumulated benefit obligation (the current value of accrued benefits excluding future salary increases) for pension benefits was CHF 3 046 million and CHF 3 350 million as of 31 December 2003 and 2004, respectively.

Principal actuarial assumptions

	Swiss plans pension benefits 2003	2004	Foreign plans pension benefits weighted average 2003	2004	Other benefits weighted average 2003	2004
a) Assumptions used to determine obligations at the end of the year						
Discount rate	3.8%	**3.8%**	5.8%	**5.8%**	4.5%	**4.3%**
Rate of compensation increase	2.3%	**2.3%**	4.6%	**4.8%**		
b) Assumptions used to determine net periodic pension costs for the year ended						
Discount rate	3.8%	**3.8%**	6.2%	**5.8%**	4.5%	**4.5%**
Expected long-term return on plan assets	5.0%	**5.0%**	7.5%	**7.0%**		
Rate of compensation increase	2.3%	**2.3%**	4.7%	**4.6%**		

c) Assumed medical trend rates at year end	2003	2004
Medical trend – initial rate	7.2%	**6.9%**
Medical trend – ultimate rate	4.5%	**4.3%**
Year that the rate reaches the ultimate trend rate	2015	**2015**

The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset category allocations. The estimates take into consideration historical asset category returns.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one percentage point change in assumed health-care cost trend rates would have had the following effects for 2004:

CHF millions	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	12	–9
Effect on post-retirement benefit obligation	91	–71

Plan asset allocation by asset category

The actual asset allocation by major asset category for defined benefit pension plans as of the respective measurement dates in 2003 and 2004, and the target allocation for 2005 are as follows:

	Swiss plans actual allocation		Foreign plans actual allocation		Swiss plans	Foreign plans
	2003	**2004**	2003	**2004**	target allocation	
Asset category						
Equity securities	30%	**32%**	57%	**56%**	**20%–45%**	**42%–68%**
Debt securities	50%	**46%**	40%	**40%**	**30%–70%**	**31%–53%**
Real estate	16%	**17%**			**15%–30%**	**0%–4%**
Other	4%	**5%**	3%	**4%**	**0%–5%**	**0%–17%**
Total	100%	**100%**	100%	**100%**	**100%**	**100%**

Actual asset allocation is determined by a variety of current economic and market conditions and considers specific asset class risks.

Equity securities include Swiss Re common stock of CHF 17 million (0.6% of total plan assets) and CHF 10 million (0.3% of total plan assets) as of 31 December 2003 and 2004, respectively.

The Group's pension plan investment strategy is to match the maturity profiles of the assets and liabilities in order to reduce the future volatility of pension expense and funding status of the plans. This involves balancing investment portfolios between equity and fixed income securities. Tactical allocation decisions that reflect this strategy are made on a quarterly basis.

Expected contributions and estimated future benefit payments

The employer contributions expected to be made in 2005 to the defined benefit pension plans are CHF 170 million and to the post-retirement benefit plan are CHF 13 million.

As of 31 December 2004, the projected benefit payments, which reflect expected future service, not adjusted for transfers in and for employees' voluntary contributions, are as follows:

CHF millions	Swiss plans pension benefits	Foreign plans pension benefits	Other benefits
2005	110	45	13
2006	110	45	14
2007	110	50	15
2008	115	50	16
2009	120	55	17
Years 2010–2014	650	360	100

Defined contribution pension plans

The Group sponsors a number of defined contribution plans to which employees and the Group make contributions. The accumulated balances are paid as a lump sum at the earlier of retirement, termination, disability or death. The amount expensed in 2003 and in 2004 was CHF 15 million and CHF 16 million, respectively. 2003 was adjusted to reflect reclassifications.

12. Stock compensation plans

As of 31 December 2003 and 2004, the Group had the stock-based compensation plans described below.

Fixed option plan

Under the fixed option plan, the exercise price of each option equals the market price of the shares on the date of the grant. Options issued vest at the end of the fourth year and have a maximum life of ten years.

A summary of the activity of the Group's fixed stock option plan is as follows:

	Weighted average exercise price in CHF	2003 shares	Weighted average exercise price in CHF	**2004** shares
Outstanding, 1 January	154	6 777 258	**134**	**8 488 600**
Options granted	68	2 049 900	**93**	**1 301 150**
Options exercised			**60**	**-3 000**
Options sold			**131**	**-52 500**
Options forfeited	146	-338 558	**130**	**-345 266**
Outstanding, 31 December	134	8 488 600	**128**	**9 388 984**
Exercisable, 31 December		1 456 540		**2 769 840**
Weighted average fair value of options granted during the year per share	16		**27**	

The following table summarises the status of fixed stock options outstanding as of 31 December 2004:

Range of exercise price in CHF	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price in CHF
60–74	1 987 390	7.9	68
93–138	2 652 890	7.2	111
140–186	4 748 704	6.0	163
60–186	**9 388 984**	**6.7**	**128**

The fair value of each option grant is estimated on the date of the grant using a binomial option-pricing model, with the following weighted average assumptions used for grants in 2003 and 2004, respectively: dividend yield of 2.8% and 2.0%; expected volatility of 28.7% and 33.1%; risk-free interest rate of 2.3% and 1.7%; expected life of 6.0 years and 6.0 years.

The Group does not recognise compensation expense at fair value for the fixed option plan. If compensation expense had been recognised at fair value, the Group's net income and earnings per share would approximate the pro-forma amounts in the following table:

CHF millions	2003	**2004**
Net income, as reported	1 702	**2 475**
Less: total stock-based employee compensation expenses determined under the fair value method, net of related tax effects	–37	**–34**
Pro-forma net income	1 665	**2 441**
Earnings per share		
Basic – as reported	5.48	**8.00**
Basic – pro-forma	5.36	**7.89**
Diluted – as reported	5.43	**7.77**
Diluted – pro-forma	5.31	**7.67**

The employee compensation expense reflects the four-year vesting period of options.

Restricted shares

The Group introduced a restricted share plan during 2004 to complement the fixed option plan. In addition, restricted bonus shares were issued during 2004.

Under these plans, 301 251 restricted shares were granted at a price of CHF 93 per share, which equals the market price of the shares on the date of grant. The shares issued vest at the end of the fourth year.

Employee participation plan

Swiss Re's employee participation plan consists of a savings scheme lasting two or three years. Employees combine regular savings with the purchase of either actual or tracking options. Swiss Re contributes to the employee savings.

At maturity, the employee either receives shares or cash equal to the accumulated savings balance, or the employee may elect to exercise the options.

In 2003 and 2004, 1 381 951 and 287 477 options, respectively, were issued to cover the duration of the schemes incepting in those years. The Group contributed CHF 14 million and 17 million, respectively, to the plan.

13. Commitments and contingent liabilities

As of 31 December 2003 and 2004, the Group had outstanding guarantees of CHF 11 696 million and CHF 13 650 million, respectively.

At 31 December 2004, CHF 12 242 million (2003: CHF 9 173 million) were guarantees on all present and future obligations in respect of Sale & Repurchase Agreements or Global Master Securities Lending Agreements, with expiry dates up to 2036. CHF 1 408 million (2003: 2 523 million) were guarantees issued to third parties in respect of obligations of a number of subsidiaries of the Group with varying expiry dates.

As a participant in limited investment partnerships, the Group commits itself to making available certain amounts of investment funding, callable by the partnerships for periods of up to 10 years. The total commitments remaining uncalled as of 31 December 2003 and 2004 were CHF 835 million and CHF 586 million, respectively.

As part of its regular business, the Group makes capital (equity, debt) available to clients, contingent on the occurrence of a defined event.

The Group had four guarantees as of 31 December 2003 and 2004, which primarily indemnify the purchasers of former Group entities for possible run-off losses or claims for pending litigation.

The Group enters into a number of guarantees, limited by the underlying business, with purchasers of former Group entities, regulators and others, with varying terms in the ordinary course of business.

As part of its normal business operations, the Group enters into a number of lease agreements. Such agreements, which are operating leases, total the following obligations for the next five years and thereafter:

As of 31 December 2004	CHF millions
2005	50
2006	38
2007	44
2008	25
2009	20
After 2009	135
Total	**312**

The corresponding lease expenses incurred in 2003 and 2004 were CHF 43 million and CHF 48 million, respectively.

The Group enters into a number of contracts in the ordinary course of reinsurance and financial services business which, if the Group's credit rating and/or defined statutory measures decline to certain levels, would require the Group to post collateral or obtain guarantees. The contracts typically provide alternatives for recapture of the associated business.

In the normal course of business operations, the Group is involved in various claims, lawsuits and regulatory matters. In the opinion of management, the disposition of these or any other legal matters, except as disclosed in this note, is not expected to have a material adverse effect on the Group's business, consolidated financial position or results of operations.

11 September 2001

The Group directly underwrote approximately 25% of the excess coverage for the USD 3.5 billion in first party insurance obtained by the lessees of the World Trade Center.

After the destruction of the World Trade Center the Group initiated litigation against the lessees, its lenders and the Port Authority of New York and New Jersey in the United States District Court for the Southern District of New York to obtain a declaration of the Group's rights and obligations with respect to all parties in interest. The defendants filed counterclaims and joined other insurers in the lawsuit.

On 3 May 2004, a jury found that the Group had bound coverage on a policy form under which, according to a previous court decision, the insureds may recover from Swiss Re a maximum of Swiss Re's 25% share of the USD 3.5 billion policy limit. As a result, the Group's exposure for claims related to the attack on the World Trade Center remains consistent with the existing loss estimates. The defendants have filed various post-verdict motions and a notice of appeal.

14. Assets under management

The Group acts as manager for certain pooled funds that operate similarly to mutual funds. As of 31 December 2003 and 2004, net third-party assets under management at market value were CHF 57 546 million and CHF 58 649 million, respectively.

15. Information on business segments

The Group provides reinsurance and financial services throughout the world through three business groups, which are determined by the organisational structure. These are the Property & Casualty Business Group; the Life & Health Business Group; and the Financial Services Business Group, which includes the Risk Solutions, Credit Solutions, Capital Management and Advisory and Asset Management business sectors. The Corporate Centre provides direction and Group-wide support to the business groups.

The main expenses excluded from the measurement of segments are goodwill amortisation, interest expenses, indirect taxes and income taxes.

Net investment income and realised investment gains are allocated to the business groups based on the net investment income and realised investment gains of the legal entities that are operated by these business groups. Where one entity is utilised by two or more business groups, the net investment income and realised investment gains are allocated to these business groups using technical reserves and other information as a key for the allocation. The Financial Services Business Group provides investment management services to the other business groups, and includes the fees charged in net investment income. These fees are based on service contracts.

The Financial Services Business Group provides structuring support for certain transactions, for example insurance-linked securities, issued on behalf of the business groups. The Financial Services Business Group includes the fees charged in net investment income. The business groups provide origination services for certain transactions underwritten and accounted for within another business group. The commissions are included in acquisition costs.

The Financial Services Business Group presents certain income statement items in a different format to the Group. These items are reclassified to the Group income statement format in the reconciliation column. The main reclassifications are to allocate certain fee income from fees and commissions to net investment income, and certain investment expenses from other operating costs and expenses to net investment income. The reclassifications do not affect operating income.

a) Business group results

2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconcili-ation	Total
Revenues							
Premiums earned	17 409	10 229	3 102				30 740
Net investment income	1 165	3 085	319		30	7	4 606
Net realised investment gains/losses	371	55	39		–89		376
Trading revenues			472				472
Fees, commissions and other revenues			423		24	–211	236
Total revenues	18 945	13 369	4 355		–35	–204	36 430
Expenses							
Claims and claim adjustment expenses; life and health benefits	–12 660	–9 085	–2 285			47	–23 983
Acquisition costs	–3 769	–2 479	–586			–20	–6 854
Amortisation of goodwill					–315		–315
Other operating costs and expenses	–699	–587	–926	–403	–504	177	–2 942
Total expenses	–17 128	–12 151	–3 797	–403	–819	204	–34 094
Operating income/loss	1 817	1 218	558	–403	–854	0	2 336

2004 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconcili-ation	Total
Revenues							
Premiums earned	15 987	10 205	3 247				29 439
Net investment income	1 313	3 178	333		27	6	4 857
Net realised investment gains	778	133	179		26		1 116
Trading revenues			438				438
Fees, commissions and other revenues			355		39	–151	243
Total revenues	**18 078**	**13 516**	**4 552**		**92**	**–145**	**36 093**
Expenses							
Claims and claim adjustment expenses; life and health benefits	–11 474	–9 331	–2 379				–23 184
Acquisition costs	–3 520	–2 177	–628				–6 325
Amortisation of goodwill					–277		–277
Other operating costs and expenses	–735	–704	–850	–343	–453	145	–2 940
Total expenses	**–15 729**	**–12 212**	**–3 857**	**–343**	**–730**	**145**	**–32 726**
Operating income/loss	**2 349**	**1 304**	**695**	**–343**	**–638**	**0**	**3 367**

b) Supplementary income statement information

Premiums, claims and claim adjustment expenses and acquisition costs are reported net of retrocession in the Group's income statement. Gross, retroceded and net amounts for these items were as follows:

2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	18 528	11 669	3 141	33 338
Premiums written, retro	–937	–1 453	–168	–2 558
Premiums written, net	17 591	10 216	2 973	30 780
Change in unearned premiums, gross	–184	13	274	103
Change in unearned premiums, retro	2		–145	–143
Change in unearned premiums, net	–182	13	129	–40
Premiums earned	17 409	10 229	3 102	30 740
Claims				
Claims paid, gross	–11 155	–8 666	–1 967	–21 788
Claims paid, retro	1 318	1 062	122	2 502
Claims paid, net	–9 837	–7 604	–1 845	–19 286
Change in unpaid claims and claim adjustment expenses; life and health benefits, gross	–2 561	–1 759	–277	–4 597
Change in unpaid claims and claim adjustment expenses; life and health benefits, retro	–262	278	–116	–100
Change in unpaid claims and claim adjustment expenses; life and health benefits, net	–2 823	–1 481	–393	–4 697
Change in equalisation reserves				
Claims and claim adjustment expenses; life and health benefits	–12 660	–9 085	–2 238	–23 983
Acquisition costs				
Acquisition costs, gross	–3 913	–2 808	–623	–7 344
Acquisition costs, retro	144	329	17	490
Acquisition costs, net	–3 769	–2 479	–606	–6 854

2004 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	16760	11721	3251	31732
Premiums written, retro	-867	-1515	-172	-2554
Premiums written, net	15893	10206	3079	29178
Change in unearned premiums, gross	84	-1	303	386
Change in unearned premiums, retro	10		-135	-125
Change in unearned premiums, net	94	-1	168	261
Premiums earned	**15987**	**10205**	**3247**	**29439**
Claims				
Claims paid, gross	-10646	-8651	-2025	-21322
Claims paid, retro	1620	1246	164	3030
Claims paid, net	-9026	-7405	-1861	-18292
Change in unpaid claims and claim adjustment expenses; life and health benefits, gross	-1491	-2165	-125	-3781
Change in unpaid claims and claim adjustment expenses; life and health benefits, retro	-1198	239	-393	-1352
Change in unpaid claims and claim adjustment expenses; life and health benefits, net	-2689	-1926	-518	-5133
Change in equalisation reserves	241			241
Claims and claim adjustment expenses; life and health benefits	**-11474**	**-9331**	**-2379**	**-23184**
Acquisition costs				
Acquisition costs, gross	-3682	-2519	-642	-6843
Acquisition costs, retro	162	342	14	518
Acquisition costs, net	**-3520**	**-2177**	**-628**	**-6325**

c) Supplementary balance sheet information

Unpaid claims and claim adjustment expenses, liabilities for life and health policy benefits and unearned premiums are reported gross in the Group's balance sheet. Gross and retroceded amounts for these and other items were as follows:

2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	2729	1057	554	4340
Reinsurance recoverable on life and health policy benefits		2317		2317
Total	2729	3374	554	6657
Deferred acquisition costs	1032	3538	184	4754
Prepaid reinsurance premiums[1]	100		191	291
Deferred expense on retroactive reinsurance[1]	466		773	1239
Liabilities				
Provisions for profit commissions[2]	707	276	694	1677
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	41365	11349	9332	62046
Equalisation reserves				1428
Total				63474
Life and health policy benefits		37244		37244
Unearned premiums	4589	162	1706	6457

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.

2004 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	1 476	1 090	230	2 796
Reinsurance recoverable on life and health policy benefits		3 519		3 519
Total	**1 476**	**4 609**	**230**	**6 315**
Deferred acquisition costs	**1 005**	**3 658**	**212**	**4 875**
Prepaid reinsurance premiums[1]	**102**		**50**	**152**
Deferred expense on retroactive reinsurance[1]	**378**		**656**	**1 034**
Liabilities				
Provisions for profit commissions[2]	**406**	**352**	**676**	**1 434**
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	40 943	11 280	8 735	60 958
Equalisation reserves				1 177
Total				**62 135**
Life and health policy benefits		**43 239**		**43 239**
Unearned premiums	**4 253**	**158**	**1 337**	**5 748**

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.

d) Property & Casualty Business Group – by line of business

2003 CHF millions	Property	Liability	Motor	Accident	Other lines	Total
Revenues						
Premiums earned	5776	4726	3151	1150	2606	17409
Expenses						
Claims and claim adjustment expenses	−3221	−4178	−2530	−847	−1884	−12660
Acquisition costs	−1160	−1104	−641	−251	−613	−3769
Other operating costs and expenses	−268	−220	−56	−44	−111	−699
Underwriting result	1127	−776	−76	8	−2	281
Claims ratio in %	55.8	88.4	80.3	73.7	72.3	72.7
Expense ratio in %	24.7	28.0	22.1	25.6	27.8	25.7
Combined ratio in %	80.5	116.4	102.4	99.3	100.1	98.4

2004 CHF millions	Property	Liability	Motor	Accident	Other lines	Total
Revenues						
Premiums earned	5163	4766	2700	739	2619	15987
Expenses						
Claims and claim adjustment expenses	−2746	−4282	−2166	−393	−1887	−11474
Acquisition costs	−1120	−1114	−539	−162	−585	−3520
Other operating costs and expenses	−271	−187	−109	−38	−130	−735
Underwriting result	**1026**	**−817**	**−114**	**146**	**17**	**258**
Claims ratio in %	53.2	89.8	80.2	53.2	72.1	71.8
Expense ratio in %	26.9	27.3	24.0	27.0	27.3	26.6
Combined ratio in %	80.1	117.1	104.2	80.2	99.4	98.4

e) Life & Health Business Group – by line of business

2003 CHF millions	Life	Health	Total
Revenues			
Premiums earned	8263	1966	10229
Net investment income	2440	645	3085
Net realised investment gains	41	14	55
Total revenues	10744	2625	13369
Expenses			
Claims and claim adjustment expenses; life and health benefits	–7225	–1860	–9085
Acquisition costs	–1924	–555	–2479
Other operating costs and expenses	–455	–132	–587
Total expenses	–9604	–2547	–12151
Operating income	1140	78	1218
Operating result, excluding net realised investment gains[1]	1099	64	1163
Operating revenues[1]	10703	2611	13314
Management expense ratio in %	4.3	5.1	4.4
Return on operating revenues in %	10.3	2.5	8.7

2004 CHF millions	Life	Health	Total
Revenues			
Premiums earned	8417	1788	10205
Net investment income	2557	621	3178
Net realised investment gains	60	73	133
Total revenues	**11034**	**2482**	**13516**
Expenses			
Claims and claim adjustment expenses; life and health benefits	–7677	–1654	–9331
Acquisition costs	–1715	–462	–2177
Other operating costs and expenses	–584	–120	–704
Total expenses	**–9976**	**–2236**	**–12212**
Operating income	**1058**	**246**	**1304**
Operating result, excluding non-participating net realised investment gains[1]	**1049**	**173**	**1222**
Operating revenues[1]	11025	2409	13434
Management expense ratio in %	5.3	5.0	5.2
Return on operating revenues in %	9.5	7.2	9.1

[1] Net realised investment gains in which policyholders directly participate of nil and CHF 51 million for 2003 and 2004, respectively, are included in operating revenues and in the operating result.

f) Financial Services Business Group – by business sector

2003 CHF millions	Risk Solutions	Credit Solutions	Capital Management and Advisory	Asset Management	Total
Revenues					
Premiums earned	2 246	851	5		3 102
Net investment income	271	48			319
Net realised investment gains/losses	24	15	–1	1	39
Trading revenues	28	52	392		472
Fees and commissions	8		182	233	423
Total revenues	2 577	966	578	234	4 355
Expenses					
Claims and claim adjustment expenses	–1 831	–454			–2 285
Acquisition costs	–282	–277	–27		–586
Operating costs	–157	–68	–461	–240	–926
Total expenses	–2 270	–799	–488	–240	–3 797
Operating income/loss	307	167	90	–6	558

2004 CHF millions	Risk Solutions	Credit Solutions	Capital Management and Advisory	Asset Management	Total
Revenues					
Premiums earned	2 349	883	15		3 247
Net investment income	284	47	2		333
Net realised investment gains	149	27	3		179
Trading revenues	17	98	323		438
Fees and commissions	11		128	216	355
Total revenues	**2 810**	**1 055**	**471**	**216**	**4 552**
Expenses					
Claims and claim adjustment expenses	–1 934	–445			–2 379
Acquisition costs	–314	–314			–628
Operating costs	–184	–66	–401	–199	–850
Total expenses	**–2 432**	**–825**	**–401**	**–199**	**–3 857**
Operating income	**378**	**230**	**70**	**17**	**695**

The Capital Management and Advisory business sector provides marketing services to the Credit Solutions and Risk Solutions business sectors. Capital Management and Advisory fees and commissions include the fees charged. The Asset Management business sector provides investment management services to other business sectors. These management services fees are included in fees and commissions.

g) Geographic gross premiums written

CHF millions	2003	**2004**
United States	15 191	**15 172**
United Kingdom	3 728	**2 616**
Germany	2 324	**2 015**
Italy	1 022	**1 158**
France	1 087	**1 128**
Canada	924	**992**
Switzerland	1 080	**945**
Australia	870	**936**
Netherlands	697	**717**
Other	6 415	**6 053**
Total	33 338	**31 732**

h) Gross premiums written by line of business

CHF millions	2003	**2004**
Property	6 782	**6 263**
Liability	5 940	**6 136**
Motor	3 220	**2 668**
Engineering	1 207	**1 131**
Credit/surety	991	**1 019**
Marine	1 158	**976**
Accident	1 171	**807**
Aviation and space	831	**555**
Other lines	369	**456**
Total non-life	21 669	**20 011**
Life	9 501	**9 798**
Health	2 168	**1 923**
Total life/health	11 669	**11 721**
Total	33 338	**31 732**

16. Subsidiaries, equity investees and variable interest entities

Subsidiaries and equity investees

	Share capital (CHF millions)	Affiliation in % as of 31.12.2004	Method of consolidation
Europe			
Switzerland			
Diax Holding	9	37.26	e
European Reinsurance Company of Zurich	312	100	f
SR Institutional Funds[1]	9 018	99.53	f
Swiss Re Asset Management (Switzerland) AG	15	100	f
Swiss Re Partnership Holding AG	0	100	f
Xenum Finance AG	1	42.50	e
Germany			
Swiss Re Germany AG	70	100	f
Swiss Re Germany Holding AG	77	100	f
United Kingdom			
Aberdeen European Growth Unit Trust[1]	694	56	e
Aberdeen Far Eastern Emerging Economies Unit Trust[1]	1 209	41	e
Aberdeen North American Unit Trust[1]	477	69	e
Aberdeen UK Emerging Companies Unit Trust[1]	241	67	e
Banian Investments UK Ltd	1	100	f
Calico Leasing (GB) Ltd	76	100	f
Cyrenaic Investments (UK) Ltd	1 310	100	f
Dex Hold Ltd	0	100	f
European Credit and Guarantee Insurance PCC Ltd	10	100	f
Fox-Pitt, Kelton Group Ltd and group companies	0	100	f
Life Assurance Holding Corporation Ltd	159	100	f
Palatine Insurance Company Ltd	16	100	f
Princess Management & Insurance Ltd	3	49.99	e
Reassure UK Life Assurance Company Ltd	220	100	f
SR Delta Investments (UK) Ltd	8	100	f
SR International Business Insurance Company Ltd	269	100	f
Swiss Re Capital Markets Ltd	239	100	f
Swiss Re Financial Services Ltd	15	100	f
Swiss Re GB Plc	1 394	100	f
Swiss Re Life & Health UK Ltd	415	100	f
Swiss Re Properties	0	100	f
Swiss Re Services Ltd	5	100	f
Swiss Re Specialised Investments Holdings (UK) Ltd	2	100	f
Swiss Reinsurance Company UK Ltd	1 035	100	f
The Mercantile & General Reinsurance Company Ltd	305	100	f
Windsor Life Assurance Company Ltd	13	100	f

Method of consolidation:

f full

e equity

[1] Net asset value instead of share capital

[2] Joint venture from accounting view

	Share capital (CHF millions)	Affiliation in % as of 31.12.2004	Method of consolidation
Ireland			
Pegasus Strategic Investment Company Plc[1]	231	100	f
Swiss Re International Treasury (Ireland) Ltd	0	100	f
Swiss Re Ireland Ltd	130	100	f
Swiss Re Life & Health (Ireland) Ltd	1	100	f
Italy			
Swiss Re Italia SpA	23	100	f
Luxembourg			
Special Risk Insurance and Reinsurance Luxembourg SA[2]	12	18.18	e
Swiss Re Management (Luxembourg) SA	12	100	f
Swiss Re Treasury (Luxembourg) SA	12	100	f
Netherlands			
Algemene Levensherverzekering Maatschappij NV	8	100	f
Atradius	87	41.96	e
Calam CV	0	100	f
Reassurantie Maatschappij Nederland NV	12	100	f
Swiss Re Life & Health Nederland NV	5	100	f
Swiss Re Nederland Holding BV	1	100	f
France			
Frasecur Société d'Investissement à Capital Variable[1]	140	99.95	f
Hungary			
Swiss Re Treasury (Hungary) Ltd	0	100	f
North America			
Barbados			
Accra Holdings Corporation	126	100	f
Atlantic International Reinsurance Company Ltd	5	100	f
European Finance Reinsurance Company Ltd	6	100	f
European International Holding Company Ltd	186	100	f
European International Reinsurance Company Ltd	186	100	f
Gasper Funding Corporation	0	100	f
Stockwood Reinsurance Company, Ltd	1	100	f
Underwriters Reinsurance Company (Barbados) Inc	126	100	f

	Share capital (CHF millions)	Affiliation in % as of 31.12.2004	Method of consolidation
Bermuda			
30 St Mary Axe (Bermuda) LP	186	100	f
Englewood Ltd	0	100	f
Life Re International, Ltd	0	100	f
Old Fort Insurance Company Ltd	0	100	f
Securitas Allied (Bermuda) LP	0	58.55	f
SwissRe Capital Management (Bermuda) Ltd	0	100	f
SwissRe Finance (Bermuda) Ltd	0	100	f
SwissRe Investments (Bermuda) Ltd	0	100	f
Canada			
Swiss Re Holdings (Canada) Inc	112	100	f
Swiss Re Life & Health Canada	107	100	f
Swiss Reinsurance Company Canada	10	100	f
Cayman Islands			
Ampersand Investments (UK) Ltd	0	100	f
Dunstanburgh Finance (Cayman) Ltd	0	100	f
SR Cayman Holdings Ltd	0	100	f
SR Edinburgh Ltd	0	75	f
SV Corinthian Investments Ltd	2	100	f
Swiss Re Dorus Investment Ltd	4	100	f
Swiss Re Funding (UK) Ltd	0	100	f
Swiss Re Hedge Funds SPC	171	100	f
Swiss Re Strategic Investments (UK) Ltd	0	100	f
United States			
Conning & Company and group companies	0	100	f
Facility Insurance Corporation	1	100	f
Facility Insurance Holding Corporation	0	100	f
Fort Wayne Health & Casualty Insurance Company	6	100	f
Life Re Capital Trust I	3	100	f
North American Capacity Insurance Company	5	100	f
North American Elite Insurance Company	4	100	f
North American Specialty Insurance Company	5	100	f
Reassure America Life Insurance Company	3	100	f
Sage Life Holdings of America Inc	14	100	f
Southwestern Life Insurance Company	3	100	f
Swiss Re Alternative Assets LLC	0	100	f
Swiss Re America Holding Corporation	0	100	f
Swiss Re Asset Management (Americas) Inc	42	100	f
Swiss Re Atrium Corporation	1	100	f
Swiss Re Capital Markets Corporation	0	100	f
Swiss Re Financial Products Corporation	0	100	f
Swiss Re Financial Services Corporation	0	100	f
Swiss Re Life & Health America Holding Company	0	100	f
Swiss Re Life & Health America Inc	5	100	f

Method of consolidation:

f full

e equity

	Share capital (CHF millions)	Affiliation in % as of 31.12.2004	Method of consolidation
Swiss Re Management Corporation	0	100	f
Swiss Reinsurance America Corporation	7	100	f
Valley Forge Life Insurance Company	3	100	f
Washington International Insurance Company	5	100	f
Latin America			
Mexico			
Swiss Re México SA	34	100	f
Australia			
Swiss Re Australia Ltd	18	100	f
Swiss Re Life & Health Australia Ltd	0	100	f
The Mercantile and General Reinsurance Company of Australia Ltd	12	100	f
Africa			
South Africa			
Swiss Re Life & Health Africa Ltd	0	100	f
Swiss Re Africa Ltd	2	100	f

Variable interest entities

The Group holds a variable interest in an entity due to a modified coinsurance agreement, certain insurance-linked and credit-linked securitisations, private equity limited partnerships and other entities, which meet the definition of a variable interest entity (VIE).

The insurance-linked and credit-linked securitisations transfer pre-existing insurance or credit risk to the capital markets through the issuance of insurance-linked or credit-linked securities. In insurance-linked securitisations, the securitisation vehicle initially assumes the insurance risk through insurance contracts. In credit-linked securitisations, the securitisation vehicle initially assumes the credit risk through credit default swaps.

The securitisation vehicle generally retains the issuance proceeds as collateral. The variable interests arise through ownership of insurance-linked or credit-linked securities, or through protection provided for the value of the collateral held. The Group's maximum exposure to loss equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked or credit-linked securities held. The collateral held usually consists of investment grade securities.

In other securitisations, the Group provides credit enhancement which is a variable interest in the securitisation vehicle.

The Group also invests in selected private equity limited partnerships to enhance the risk-adjusted overall investment result. The maximum exposure to loss relating to private equity limited partnerships is equal to the carrying amount of the Group's investment.

VIEs – primary beneficiary

As of 31 December 2004, the total assets of VIEs where the Group is the primary beneficiary amounted to CHF 5 465 million.

The Group recognised the impact of the revised guidance on VIEs created or acquired before 31 January 2003 by consolidating total assets of CHF 5 563 million as of 1 January 2004. The total assets include assets from the modified coinsurance agreement which the Group had recognised under the previously applicable accounting guidance. The assets have been revalued on consolidation according to the requirements of the new guidance. The modified coinsurance assets of CHF 4 106 million were recognised mainly in funds held by ceding companies. The consolidated assets were recognised in the respective asset categories, principally fixed income securities available for sale.

The consolidation of the VIEs results in a minority interest in the balance sheet of CHF 482 million mainly due to the modified coinsurance agreement. The minority interest is included in accrued expenses and other liabilities. The net minority interest in income related mainly to the modified coinsurance agreement is CHF 79 million, net of tax as of 31 December 2004. The income statement impacts are generally included in the relevant segment with the underlying movement in income or expenses.

VIEs – significant variable interest

As of 31 December 2004, the total assets and estimated maximum exposure to loss in VIEs in which the Group holds a significant variable interest amounted to CHF 5 475 million and 5 037 million, respectively. These amounts include variable interests created or acquired before 31 January 2003.

The assets and liabilities arising from the Group's variable interest in these VIEs are accounted for under applicable existing guidance. The implementation of the revised guidance on VIEs does not impact accounting for the assets and liabilities.

17. Restructuring provision

In 2004 the Property & Casualty Business Group paid out CHF 9 million for restructuring activities, principally in the form of employee redundancy benefits. The Life & Health Business Group utilised CHF 4 million in respect of lease abandonment. The Financial Services Business Group incurred and charged against the provision CHF 11 million for lease abandonment and rent, and CHF 15 million for severance, other personnel related costs and other expenses.

2004 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Balance as of 1 January	10	22	67	99
Increase in provision	1			1
Costs incurred	–9	–4	–26	–39
Release in provision			–1	–1
Effect of foreign currency translation		–1	–3	–4
Balance as of 31 December	**2**	**17**	**37**	**56**

Report of the Group auditors

To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As auditors of the Group, we have audited the consolidated financial statements (income statement, balance sheet, statement of shareholders' equity, statement of comprehensive income, statement of cash flow and notes to the Group financial statements / pages 3 to 55) of Swiss Re Group for the year ended 31 December 2004.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the Swiss GAAP FER and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG




David JA Law   Ray J Kunz

Zurich, 16 March 2005

Annual report
Swiss Reinsurance Company, Zurich

Reinsurance and holding company

Swiss Reinsurance Company, Zurich, performs a dual role within the Swiss Re Group as both a reinsurance company and a holding company. The assessment of the market position, profitability and financial strength of Swiss Re's worldwide organisation must focus primarily on the consolidated financial statements.

The following commentary on the 2004 financial year of the parent company therefore complements the review of the financial year of the Swiss Re Group.

Financial year 2004

The business year was characterised by a sound technical result in stable reinsurance markets. The after-tax profit for the financial year based on the Swiss legal accounting regulations rose to CHF 1.4 billion, compared to CHF 1.2 billion in the previous year. This improved performance is a combination of a lower reinsurance result in 2004 compared to the prior year due to the higher frequency and severity of natural catastrophes, which was more than offset by the substantially improved investment result due to lower valuation adjustments.

Reinsurance

Net premiums earned increased by 3% to CHF 17.8 billion. The reinsurance result decreased by CHF 688 million, mainly due to higher natural catastrophe claims and lower income from intragroup business. The result from reinsurance for the 2004 financial year was CHF 849 million which includes a release of CHF 206 million from the equalisation reserve.

Investments

The investment result increased by CHF 1.2 billion to CHF 1.3 billion. Current income on investments remained fairly stable. Favourable market conditions led to a considerably improved result on sales of investments and lower valuation adjustments.

Liabilities

Liabilities from reinsurance rose by 14% to CHF 49.0 billion. The equalisation reserve as of 31 December 2003 in the amount of CHF 206 million was released in 2004.

As of 31 December 2004, the company held perpetual subordinated liabilities totalling CHF 2.0 billion. These liabilities have certain equity characteristics.

Shareholders' equity

Shareholders' equity at 31 December 2003 amounted to CHF 11.2 billion before allocation of profit. After deduction of the dividend payment of CHF 341 million and the inclusion of the profit for the financial year 2004, shareholders' equity increased to CHF 12.2 billion at year-end 2004.

The nominal share capital of the company amounted to CHF 32 million on 31 December 2004.

Income statement
Swiss Reinsurance Company, Zurich

For the years ended 31 December

CHF millions	Notes	2003	2004
Reinsurance	1		
Premiums earned		17 254	**17 767**
Claims and claim adjustment expenses		–10 296	**–10 665**
Life and health benefits		–2 378	**–2 581**
Change in equalisation reserve		206	**206**
Acquisition costs		–3 382	**–4 056**
Other reinsurance result		636	**692**
Operating costs		–1 189	**–1 162**
Allocated investment return		686	**648**
Reinsurance result		1 537	**849**
Investments	2		
Investment income		3 861	**2 877**
Investment expenses		–3 036	**–923**
Allocated investment return		–686	**–648**
Investment result		139	**1 306**
Other income and expenses	3		
Other interest income		42	**52**
Other interest expenses		–161	**–188**
Other income and expenses		16	**–496**
Result from other income and expenses		–103	**–632**
Income before tax		1 573	**1 523**
Tax		–383	**–122**
Net income		1 190	**1 401**

The accompanying notes are an integral part of the financial statements.

Balance sheet
Swiss Reinsurance Company, Zurich

As of 31 December

Assets

CHF millions	2003	2004
Investments		
Investment real estate	1 261	**1 205**
Investments in subsidiaries and affiliated companies	14 817	**13 945**
Loans to subsidiaries and affiliated companies	4 309	**5 135**
Mortgages and other loans	711	**724**
Equity securities	5 533	**6 590**
Fixed income securities	10 870	**15 586**
Short-term investments	1 742	**1 226**
Assets in derivative financial instruments	1	**113**
Total investments	39 244	**44 524**
Premiums and other receivables from reinsurance	5 680	**5 783**
Funds held by ceding companies	12 323	**13 715**
Deferred acquisition costs	1 226	**1 422**
Other receivables	139	**126**
Cash and cash equivalents	631	**576**
Intangible assets	102	**77**
Tangible assets	787	**780**
Other assets and accruals	204	**299**
Total assets	60 336	**67 302**

The accompanying notes are an integral part of the financial statements.

Liabilities and shareholders' equity

CHF millions	Notes	2003	**2004**
Liabilities	4		
Liabilities from reinsurance		42 809	**48 959**
Other provisions		873	**770**
Debt		2 870	**2 786**
Liabilities from derivative financial instruments		948	**831**
Accrued expenses and other liabilities		1 669	**1 729**
Total liabilities		49 169	**55 075**
Shareholders' equity	5		
Share capital		32	**32**
Reserve for own shares		110	**80**
Other legal reserves		650	**650**
Other reserves		9 178	**10 004**
Retained earnings brought forward		7	**60**
Profit for the financial year		1 190	**1 401**
Total shareholders' equity		11 167	**12 227**
Total liabilities and shareholders' equity		60 336	**67 302**

The accompanying notes are an integral part of the financial statements.

Notes
Swiss Reinsurance Company, Zurich

Valuation principles

Basis of presentation

The financial statements and the notes are prepared in accordance with the regulations of the Swiss Company Law.

Swiss Reinsurance Company, Zurich, modified the presentation of its financial information. Previously reported 2003 financial statements were adapted accordingly.

Time period

The 2004 financial year comprises the accounting period from 1 January to 31 December 2004.

Valuation methods: Income statement

The result of property and casualty reinsurance is based on actuarial estimates over the contract life. In addition to the recognition of the reinsurance accounts as reported by the ceding companies, empirical experience is taken into consideration. The allocation to the business year is in relation to the amount of reinsurance coverage provided.

The result of life and health reinsurance is the amount that has been earned over the coverage period. Provisions for life and health business are determined by actuarial methods.

Contracts which do not meet risk transfer requirements, defined as transferring a reasonable possibility of a significant loss to the reinsurer, are accounted for as deposit arrangements. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest.

The allocated investment return contains the calculated interest generated on the investments covering the technical provisions. The interest rate reflects the currency-weighted, five-year average yield on five-year government bonds.

The overall management expenses are allocated to the reinsurance business and the investment business on an imputed basis.

The taxes relate to the financial year and include taxes on income and capital as well as indirect taxes. Value-added taxes are included in the respective expense lines in the income statement.

Balance sheet/Assets

The following assets are stated at cost, less necessary and legally permissible depreciation:
- Investment real estate/own-use property (purchase or construction cost)
- Investments in subsidiaries and affiliated companies
- Equity securities and fixed income securities
- Derivative financial instruments

These assets are generally not subject to revaluation. Discounted securities are valued at their amortised cost. The valuation rules prescribed by the Swiss insurance supervisory authority are observed.

With the exception of own-use property, tangible assets are stated at cost, less individually scheduled straight-line depreciation over their useful lives. Items of minor value are not capitalised. The same principles apply to the capitalisation of intangible assets which refer entirely to software development expenses.

The other assets are stated at nominal value in the balance sheet, after deduction of known credit risks if applicable.

Balance sheet/Liabilities

The technical provisions are valued in accordance with the following principles:

Unpaid claims are based on information provided by clients and own estimates of expected claims experience which are drawn from empirical statistics. These include provisions for claims incurred but not reported. Unpaid insurance obligations are set aside at the full expected amount of future payment.

Liabilities for life and health policy benefits are determined on the basis of actuarially calculated present values taking experience into account.

Premiums written relating to future periods are stated as unearned premiums and are normally calculated by statistical methods. The accrual of commissions is determined correspondingly and is reported in the line item "Deferred acquisition costs".

Provisions for profit commissions are based on contractual agreements with clients and depend on the results of reinsurance treaties.

The shares of technical provisions pertaining to retroceded business are determined or estimated according to the contractual agreement and the underlying gross business data per treaty.

Other provisions are determined according to business principles and are based on estimated needs and in accordance with tax regulations. Provisions for taxation contain prospective taxes on the basis of the financial year just ended.

Funds held under reinsurance treaties contain mainly cash deposits withheld from retrocession which are stated at redemption value. Debt and other liabilities are held at redemption value. The liabilities from derivative financial instruments are valued using the same principles applied for the derivative financial instruments included under investments.

Foreign currency translation

All items denominated in foreign currencies are translated into Swiss francs. Balance sheet figures are translated at the currency exchange rates applicable on the balance sheet date and, in the income statement, figures are stated at average exchange rates of the year under report.

All currency differences arising from the revaluation of the opening balance sheet, the adjustments from application of year-end and average rates, or foreign-exchange transactions are booked via a corresponding provision.

The currency exchange rates applicable for key currencies are shown on page 14.

Notes
Swiss Reinsurance Company, Zurich

Additional information on the financial statements

1. Reinsurance result

CHF millions	Gross	Retro	2003 Net	**Gross**	**Retro**	**2004** **Net**
Premiums written	18602	−1 205	17397	**19668**	**−1980**	**17688**
Change in unearned premiums	−217	74	−143	**−28**	**107**	**79**
Premiums earned	18385	−1 131	17254	**19640**	**−1873**	**17767**
Claims paid and claim adjustment expenses	−7564	691	−6873	**−5988**	**15**	**−5973**
Change in unpaid claims	−3139	−284	−3423	**−5655**	**963**	**−4692**
Claims and claim adjustment expenses	−10703	407	−10296	**−11643**	**978**	**−10665**
Life and health benefits	−2382	4	−2378	**−2492**	**−89**	**−2581**
Change in equalisation reserve	206	–	206	**206**	**–**	**206**
Fixed commissions	−3282	156	−3126	**−3577**	**301**	**−3276**
Profit commissions	−264	8	−256	**−806**	**26**	**−780**
Acquisition costs	−3546	164	−3382	**−4383**	**327**	**−4056**
Other reinsurance income and expenses	144	−10	134	**102**	**−15**	**87**
Result from cash deposits	508	−6	502	**671**	**−66**	**605**
Other reinsurance result	652	−16	636	**773**	**−81**	**692**
Operating costs			−1 189			**−1 162**
Allocated investment return			686			**648**
Reinsurance result			1 537			**849**

2. Investment result

CHF millions	2003	2004
Income from investment real estate	95	**96**
Income from subsidiaries and affiliated companies	1 192	**928**
Income from equity securities	161	**167**
Income from fixed income securities, mortgages and other loans	408	**533**
Income from short-term investments	33	**26**
Income from investment services	8	**26**
Realised gains on sale of investments	1 964	**1 101**
Investment income	3 861	**2 877**
Investment management expenses	–89	**–93**
Valuation adjustments on investments	–1 278	**–577**
Realised losses on sale of investments	–1 669	**–253**
Investment expenses	–3 036	**–923**
Allocated investment return	–686	**–648**
Investment result	139	**1 306**

3. Other income and expenses

CHF millions	2003	2004
Other interest income	42	**52**
Other interest expenses	–161	**–188**
Other income	214	**255**
Other expenses	–198	**–751**
Total other income and expenses	–103	**–632**

4. Liabilities

Liabilities from reinsurance

CHF millions	Gross	Retro	2003 Net	**Gross**	**Retro**	**2004 Net**
Unpaid claims	28454	−1419	27035	**32604**	**−2364**	**30240**
Liabilities for life and health policy benefits	6402	197	6599	**8412**	**284**	**8696**
Unearned premiums	4039	−92	3947	**3855**	**−193**	**3662**
Funds held under reinsurance treaties	–	329	329	**49**	**1406**	**1455**
Reinsurance balances payable	4272	277	4549	**3321**	**939**	**4260**
Provisions for profit commissions	145	−1	144	**647**	**−1**	**646**
Equalisation reserve	206	–	206	**–**	**–**	**–**
Liabilities from reinsurance	43518	−709	42809	**48888**	**71**	**48959**

Debt

CHF millions	2003	**2004**
Debentures	2468	**2458**
Loans	402	**328**
Total debt	2870	**2786**

5. Shareholders' equity

Change in shareholders' equity

CHF millions	2003	**2004**
Shareholders' equity on 31 December (previous year)	10287	**11167**
Dividend paid for the previous year	−310	**−341**
Capital increase including premium	–	**0**
Profit for the financial year	1190	**1401**
Shareholders' equity on 31 December before allocation of profit	11167	**12227**
Dividend payment	−341	**−497**[1]
Shareholders' equity on 31 December after allocation of profit	10826	**11730**

[1] Board of Directors' proposal to the Annual General Meeting of 9 May 2005

Source of shareholders' equity (after allocation of profit)

CHF millions	2003	**2004**
From nominal capital	32	**32**
From share premium	5769	**5771**
From profit allocation	4726	**5628**
From other allocations	299	**299**
Shareholders' equity on 31 December after allocation of profit	10826	**11730**

Contingent liabilities

Contingent liabilities, mainly towards Group companies, amounted on 31 December 2004 to CHF 2 546 million (2003: CHF 2 450 million). In addition, there were 28 unlimited guarantees; 24 of these are for obligations of Group companies. No payments are expected under these guarantees.

Leasing commitments

CHF millions	2003	**2004**
Remaining contract term up to 1 year	4	**4**
Remaining contract term between 1 and 5 years	15	**18**
Remaining contract term more than 5 years	–	**–**

These off-balance sheet commitments pertain primarily to office and apartment space rented by the company. The amounts are shown for the non-cancellable contract period only.

Security deposits

To secure the technical provisions on the 2004 balance sheet date, securities in the amount of CHF 6 438 million (2003: CHF 5 905 million) were deposited in favour of ceding companies, of which CHF 3 352 million (2003: CHF 4 410 million) was to Group companies.

Securities lending

Under securities lending agreements, on 31 December 2004, securities in the amount of CHF 5 664 million (2003: CHF 1 275 million) were lent with the right to be sold or pledged by the borrowing entity, of which CHF 4 277 million (2003: nil) was to Group companies.

Investment funds

Equity securities in the amount of CHF 4 155 million (2003: nil) and fixed income securities in the amount of CHF 4 451 million (2003: nil) were held in investment funds which are fully owned by Swiss Re Group companies and the Pension Fund of Swiss Re. The securities in these funds and their revenues continue to be reported in the corresponding asset category.

Fire insurance value of tangible assets

The insurance value of tangible assets, comprising the real estate portfolio and other tangible assets, amounted on 31 December 2004 to CHF 2 526 million (2003: CHF 2 596 million).

Obligations towards employee pension funds

The current account obligations towards employee pension funds amounted to CHF 10 million on the 2004 balance sheet date (2003: CHF 23 million).

Bonds

The company has the following outstanding bonds:
3¾% interest, CHF 500 million, 2 July 1997–2007,
3¾% interest, CHF 600 million, perpetual from 15 June 1999 but no less than 12 years.
These bonds are included in the item "Debt".

Investments in subsidiaries

Details on the Swiss Re Group's subsidiaries are to be found on pages 50 to 53.

Treasury shares Swiss Re

Treasury shares held by the Swiss Re Group companies are stated on page 32.

Deposit account

Deposit arrangements generated balances which are included in the following items:

CHF millions	2003	**2004**
Reinsurance result	74	**83**
Premiums and other receivables from reinsurance	313	**641**
Funds held by ceding companies	2478	**1912**
Funds held under reinsurance treaties	63	**110**
Reinsurance balances payable	2779	**2645**

Claims on and obligations towards Group companies

CHF millions	2003	**2004**
Premiums and other receivables from reinsurance	1691	**1586**
Funds held by ceding companies	5371	**7426**
Other receivables	73	**49**
Funds held under reinsurance treaties	158	**1181**
Reinsurance balances payable	349	**830**
Debt, accrued expenses and other liabilities	822	**1214**

Other provisions

This item contains provisions for taxation in the amount of CHF 349 million (2003: CHF 344 million) and other provisions totalling CHF 422 million (2003: CHF 529 million). Other provisions include a provision for currency fluctuations of CHF 171 million (2003: CHF 268 million).

Debt, liabilities from derivative financial instruments, accrued expenses and other liabilities

These commitments contain long-term liabilities in the amount of CHF 3034 million (2003: CHF 3127 million) which include subordinated liabilities of CHF 1958 million (2003: CHF 1968 million) and short-term liabilities amounting to CHF 2313 million (2003: CHF 2361 million) which include accrued expenses of CHF 129 million (2003: CHF 129 million).

Conditional capital

The Annual General Meeting on 14 May 2004 approved an increase of conditional capital in the amount of CHF 1 100000.

As of 31 December 2004, Swiss Re's total conditional capital outstanding amounted to CHF 2662222. CHF 2000000 were reserved for the exercise of conversion rights and warrants granted in connection with bonds and similar instruments and CHF 662222 were reserved for employee participation purposes.

The conditional capital outstanding as of 31 December 2003 amounted to CHF 1563052.

Change in undisclosed reserves

The undisclosed reserves on investments in securities, participations and real estate and on other financial provisions decreased by a net amount of CHF 225 million in the year under report (2003: decrease of CHF 199 million).

Major shareholders

As of 31 December 2004, there was one shareholder with a participation exceeding the 5% threshold of Swiss Re's share capital. As these shares have mostly not been registered under the shareholder's name, Swiss Re is unable to track, on its own, changes in these holdings.

Franklin Resources, Inc., Ft. Lauderdale, Florida, known as Franklin Templeton Investments, announced that on 5 July 2004 it held, as investment manager for mutual funds and clients and through a number of its group companies, an aggregate voting right of 5.06% which may be exercised autonomously of the beneficial owners.

The holdings of Capital Group Companies, Inc., Los Angeles, fell below 5% during 2004.

Personnel information

Swiss Reinsurance Company, Zurich, worldwide employed a staff of 3 566 on the balance sheet date (2003: 3 520). Personnel expenses for the 2004 financial year amounted to CHF 870 million (2003: CHF 865 million).

Proposal for allocation of profit

The Annual General Meeting to be held in Zurich on 9 May 2005 has at its disposal the following profit:

in CHF	2003	**2004**
Retained earnings brought forward from previous year	6 528 835	**59 864 772**
Profit for the financial year	1 189 752 912	**1 401 304 692**
Disposable profit	1 196 281 747	**1 461 169 464**

	Number of registered shares	Nominal capital in CHF
Share structure		
For the financial year 2004		
– eligible for dividend	310 387 372	31 038 737
– not eligible for dividend	11 678 802	1 167 880
Total shares issued	**322 066 174**	**32 206 617**

The Board of Directors proposes to the Annual General Meeting to allocate this profit as follows:

in CHF	2003	**2004**
Dividend	341 416 975	**496 619 795**
Allocation to reserves	795 000 000	**950 000 000**
Balance carried forward	59 864 772	**14 549 669**
Disposable profit	1 196 281 747	**1 461 169 464**

Dividend

If the Board of Directors' proposal for allocation of profit is accepted, a dividend of CHF 1.60 per share will be paid.

After deduction of the Federal Withholding Tax of 35%, the dividend will be paid from 12 May 2005 by means of dividend order to shareholders recorded in the Share Register or to their deposit banks.

Zurich, 16 March 2005

Report of the statutory auditors

To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes/pages 59 to 69) of Swiss Reinsurance Company for the year ended 31 December 2004.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Association.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG





David JA Law　　Ray J Kunz

Zurich, 16 March 2005

Financial years 1997–2004

CHF millions	1997	1998	1999	2000	2001	2002	2003	**2004**
Income statement								
Revenues								
Premiums earned	15862	16727	18051	22081	25219	29058	30740	**29439**
Net investment income	2995	3131	3846	4802	5765	5494	4606	**4857**
Net realised investment gains/losses	1281	2509	3588	4275	2665	–730	376	**1116**
Trading revenues						228	472	**438**
Other revenues	143	286	246	395	455	365	236	**243**
Total revenues	20281	22653	25731	31553	34104	34415	36430	**36093**
Expenses								
Claims and claim adjustment expenses	–8057	–8514	–9333	–12153	–16266	–14485	–14898	**–13853**
Life and health benefits	–4185	–4881	–6200	–7478	–8532	–10084	–9085	**–9331**
Acquisition costs	–3767	–3661	–3973	–4883	–5658	–6220	–6854	**–6325**
Amortisation of goodwill	–75	–91	–211	–310	–368	–350	–315	**–277**
Other operating costs and expenses	–1940	–2698	–2785	–3074	–3384	–3240	–2942	**–2940**
Total expenses	–18024	–19845	–22502	–27898	–34208	–34379	–34094	**–32726**
Income/loss before income tax expense	2257	2808	3229	3655	–104	36	2336	**3367**
Income tax expense	–480	–647	–783	–689	–61	–127	–634	**–892**
Net income/loss on ordinary activities	1777	2161	2446	2966	–165	–91	1702	**2475**
Extraordinary income			450					
Extraordinary charges			–450					
Net income/loss	1777	2161	2446	2966	–165	–91	1702	**2475**
Balance sheet								
Assets								
Investments	62725	69589	85684	89584	95888	86728	90653	**111125**
Other assets	28657	38748	44516	53056	74342	75129	79045	**73367**
Total assets	91382	108337	130200	142640	170230	161857	169698	**184492**
Liabilities								
Unpaid claims and claim adjustment expenses	41876	45866	54072	59600	68618	62652	63474	**62135**
Liabilities for life and health policy benefits	9963	15143	23279	29300	41370	37269	37244	**43239**
Unearned premiums	3691	3174	4251	6131	6399	6754	6457	**5748**
Other liabilities	13757	19142	18819	19764	24200	32833	39205	**48897**
Long-term debt	3921	5049	4947	5058	7045	5663	4807	**5296**
Total liabilities	73208	88374	105368	119853	147632	145171	151187	**165315**
Shareholders' equity	18174	19963	24832	22787	22598	16686	18511	**19177**
Earnings/losses per share in CHF	5.90*	7.35*	8.55*	10.39*	–0.57	–0.29	5.48	**8.00**

* Adjusted by 20-for-1 share split

Information

Important dates

27 April 2005
Disclosure of embedded value 2004

9 May 2005
141st Annual General Meeting

12 May 2005
Payment of dividend

25 August 2005
Interim results

Contact addresses

Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Annual Report 2004
Financial Statements

Design:
Process AG, Zurich

Printing:
NZZ Fretz AG, Schlieren

Original version in English

The Annual Report 2004 is also available in German and French.

The web version of the Annual Report 2004 is available in English at:
www.swissre.com/annualreport

The Annual Report 2004 summary is available in English, German and French.

Order no.: 1490793_05_en

CC, 3/05, 14 000 en

Annual Report 2004
Financial Statements

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Swiss Re

Annual Report 2004
Business Report



News 2004

- Net income of CHF 2.5 billion, up 45%; return on equity increased to 13.6%, above the three year average target of 13%
- Excellent investment return of 5.8% in low interest rate environment
- Property & Casualty Business Group: combined ratio of 98.4% unchanged from 2003 despite high claims activity from natural catastrophes
- Life & Health Business Group: return on operating revenues increased to 9.1%; two largest Admin Re℠ transactions successfully completed in the US and UK
- Financial Services Business Group: strong improvement in operating income of 25% mainly driven by premium business
- Significant rise in dividend payment of 45% to CHF 1.60 per share

Key figures

CHF millions unless otherwise stated	2003	**2004**	Change in %
Property & Casualty Business Group			
Premiums earned	17409	**15987**	–8
Combined ratio (in %)	98.4	**98.4**	
Life & Health Business Group			
Premiums earned	10229	**10205**	0
Operating revenues	13314	**13434**	1
Return on operating revenues (in %)	8.7	**9.1**	
Financial Services Business Group			
Premium business: Premiums earned	3097	**3232**	4
Combined ratio, traditional business (in %)	94.7	**92.9**	
Fee business: Total revenues	812	**687**	–15
Return on total revenues, excluding proprietary asset management (in %)	14.7	**12.9**	
Group			
Premiums earned	30740	**29439**	–4
Net income	1702	**2475**	45
Earnings per share (in CHF)	5.48	**8.00**	46
Dividend per share (in CHF)	1.10	**1.60**[1]	45
Shareholders' equity	18511	**19177**	4
Return on investment (in %)	5.1	**5.8**	
Return on equity (in %)	10.2	**13.6**	
Number of employees	7949	**8359**	5

[1] Subject to approval at the Annual General Meeting of 9 May 2005

Share performance

Market information as of 28 February 2005	
Share price (in CHF)	85.25
Market capitalisation (in CHF millions)	26461

Performance	1995–28 February 2005 (p.a.)	2004
Swiss Re (in %)	9.4	–1.6
Swiss Performance Index (in %)	9.7	6.9
DJ Europe STOXX Insurance Index (in %)	4.8	7.9


200 Share price in CHF (logarithmic scale)
Annual performance in %
100
50
20
100
75
50
25
0
–25
–50
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
— Swiss Re — Swiss Performance Index — DJ Europe STOXX Insurance Index
* Year to 28 February 2005

Swiss Re at a glance

Swiss Re – a well diversified global reinsurer

Swiss Re is one of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries. Swiss Re has been in the reinsurance business since its foundation in Zurich, Switzerland, in 1863.

Through its three business groups Property & Casualty, Life & Health and Financial Services, Swiss Re offers a wide variety of products to manage capital and risk. Traditional reinsurance products, including a broad range of property and casualty as well as life and health covers and related services, are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management.

Growth and diversification strategy since 1995

Premiums earned



30000
CHF millions
20000
10000
0
18%
82%
20%
80%
32%
68%
31%
69%
39%
61%
10%
38%
52%
10%
35%
55%
9%
39%
52%
10%
33%
57%
11%
35%
54%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Property & Casualty
Life & Health
Financial Services

Net income/loss



3000
CHF millions
2000
1000
0
1101
1459
1777
2161
2446
2966
–165
–91
1702
2475
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Return on equity



15
in %
10
5
0
12.7
13.8
11.8[1]
11.3[1]
10.9
11.9
–0.7
–0.5
10.2
13.6
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

[1] Net income divided by average of shareholders' equity (1996 estimated)

The 1995 and 1996 figures represent the previously applied accounting policy and the former Group structure.

"Today's business fundamentals are good, risk is soundly priced and offers attractive returns. Going forward, our strategies for Asia and risk securitisation will be key building blocks for earnings and improved returns for our shareholders."

John R. Coomber, Chief Executive Officer

Cover page

Yokohama Bay Bridge, Japan

The port of Yokohama, which lies along the northwest shore of Tokyo Bay, symbolises the long-standing history of Asia as an international trading platform. The Yokohama Bay Bridge was completed in [illegible] and, at 860 metres, is one of the longest suspension bridges in the world. It is part of a comprehensive plan to expand access routes to the business parks, [illegible] logistics costs, increasing efficiency and enhancing competitiveness.



141st Annual Report
Business Report 2004

Contents

Products and solutions: interviews with Swiss Re experts

For detailed information on the financial statements and notes, please see Annual Report 2004 – Financial Statements.

Fellow shareholders, colleagues, ladies and gentlemen

We are pleased to report that in 2004 earnings increased by 45% to CHF 2.5 billion or CHF 8.00 per share. The return on equity was 13.6%. In a year characterised by exceptional natural catastrophe events, this result represents significant progress and highlights the value of Swiss Re's diversified risk portfolio.

Swiss Re's largest product line, property and casualty reinsurance, is cyclical in nature and our strategy for revenue growth is managed according to the phase of the cycle. During the four year period 2000 to 2003, as prices were rising, we secured premium growth measured in Swiss francs of 80%, almost twice the growth rate in the global market. In 2004 our policy was to sustain the quality of earnings on this higher premium base and, as a consequence, we experienced a small reduction in top line revenues. Measured in original currencies, this was offset by growth in our life reinsurance portfolio which is not subject to the same cyclicality. Growth in our life and health business was reinforced by our most successful year for Admin Re^{SM} transactions with CHF 1.4 billion of capital successfully invested in this product. The US dollar declined sharply against the Swiss franc for the second successive year, and while overall the Group's revenues rose by 3% in original currencies, in Swiss francs they fell by 1%.

Earnings were also affected by the weak dollar but good operating performance from all business lines and invested assets more than compensated for the currency impact. Notably, the return on investments of 5.8% was ahead of expectations at a time when financial markets are experiencing persistently low interest rates. The Property & Casualty Business Group's claims associated with the high level of windstorm activity and the tsunami were estimated to be CHF 1.1 billion, CHF 760 million higher than the natural catastrophe claims in 2003. Although part of this additional claims burden was offset by a release of CHF 241 million from equalisation reserves, the balance directly impacted results, worsening the combined ratio by 3.2 percentage points relative to 2003. The fact that the achieved combined ratio was unchanged year on year illustrates the continuing quality improvement in the total portfolio of risk. The Group's life and health business again met expectations and provided a stable contribution to earnings. Fee business earnings were in line with the prior year.

It was an exceptional year for natural catastrophes where globally insured claims reached USD 46 billion, the largest ever recorded in a single year. Windstorms were the predominant cause with four Atlantic hurricanes making landfall in the state of Florida and ten Pacific typhoons impacting Japan. These risks lie at the heart of our value proposition to clients as we help them to manage the effects of low frequency, high severity events. We constantly refresh our pricing and risk accumulation limits for this risk class; our windstorm models, for example, simulate 50 000 years of storm tracks and the 2004 storms produced no surprises to expected loss scenarios. As indicated in our letter last year, going forward we will be paying increasing attention to the changes in possible windstorm patterns arising from global warming.

The tsunami is not subject to the same quality of statistical analysis and the devastation caused by a category 9 earthquake deep in the Indian Ocean shocked the world. This event will always be measured more by the irreparable human tragedy than its economic loss. Insurance payments will make some contribution to rebuilding communities which have suffered loss, as new construction creates jobs and helps to stimulate economic growth. Importantly, we hope that better defence mechanisms are in place before any recurrence.

The New York Attorney General and other regulators have challenged insurers with respect to the transparency of certain industry practices, notably in relation to types of broker commission and so-called non-traditional contracts of insurance. We have responded quickly and fully to all requests for information by regulatory authorities and will continue to do so.

There has been an increasing level of discussion about appropriate models for managing capital and risk in the insurance industry, especially in the context of the European Union's Solvency II requirements. We are seeing, and warmly welcome, growing acceptance of risk-based internal models. We have included an expanded commentary on this important subject in the "Risk and capital management" section of our Business Report. We will continue to work with regulators, rating agencies and investors to help implement appropriate capital models, enhance disclosure requirements and make more apparent the benefits of a well-diversified reinsurance business.

During 2004 Swiss Re streamlined its strategic goals along four themes:
- Actively manage the cycle for profits
- Optimise organic and transactional growth
- Extend our leadership position in Asia
- Accelerate the balance sheet (through risk securitisation)

Together these goals express our commitment to sustaining growth in earnings and to being a strategic leader in our industry.

Our activities in Asia have progressed particularly well. In the last 15 months our infrastructure has been strengthened by the move to branch status in China, Japan and Taiwan, adding to five existing branches in the region and our growing strength in locally based insurance expertise and client management. Asian insurance markets continue to show impressive growth prospects. China and India have drawn much attention due to their huge populations, growing economic importance and rapid deregulation. Supervisory bodies in these countries have started to align local underwriting and investment regulations with international best practice, creating a good climate for business. To build on these achievements, Swiss Re would encourage government bodies in India to further boost the development of the insurance market by relaxing restrictions on foreign access. Allowing wholly-owned reinsurance branches would stimulate competition and investment.

Our industry has for too long been satisfied with an expensive business model which has two material shortcomings: a high level of frictional cost, which we believe can be significantly reduced through better use of technology; and an inefficient and therefore expensive approach to capital management. This is an area where we believe risk securitisation can greatly improve matters. Swiss Re has been a pioneer in this field adding investment banking capabilities to our already existing expertise in risk. Transferring insurance risks to the capital markets, as we did in January of 2005 for a segment of our life portfolio, accelerates and improves profitability and releases funds to generate future business growth. We are focused on extending this activity.

The earnings outlook for Swiss Re is positive. Uncertainties associated with some past underwriting years are dissipating and the quality improvements enjoyed in more recent business years will underpin operating results. The successful repricing of our US life portfolios and the 2005 non-life renewal serve to reinforce this message. Although we anticipate some softening of the pricing environment over time, we expect pricing in the near term to remain at levels which deliver attractive shareholder returns. We will use our ability to underwrite closed portfolios of risk such as in Admin Re℠ to supplement organic growth. Our target is to deliver 10% growth in earnings per share over the business cycle.

The Board of Directors is pleased to recommend to shareholders a dividend increase from CHF 1.10 per share in 2003 to CHF 1.60 per share in 2004. This increase reflects the Board's confidence in future earnings and long-term growth prospects.

We are pleased to report that Jakob Baer has made himself available to join our Board of Directors. His election will be proposed at the Annual General Meeting on 9 May 2005. Mr Baer served as CEO of KPMG Switzerland from 1994 until his retirement in 2004. His outstanding experience in finance and as a lawyer is an excellent addition to our Board.

Jorge Paulo Lemann has decided to step down from the Board to devote more time to his own businesses. We would like to express the Board's appreciation for his valuable contribution over the last six years.

Rudolf Kellenberger and Bruno Porro reached retirement age in early 2005; their respective responsibilities as Deputy CEO and Chief Risk Officer were passed to Jacques Aigrain and Christian Mumenthaler on 1 January 2005. We thank Ruedi and Bruno warmly for their long and outstanding contributions to the achievements of Swiss Re and wish Jacques and Christian every success in their new roles. At the same time, we congratulate Charlotte Gubler, who has taken over as Head of Communications & Human Resources from Walter Anderau. We wish Walter success in his new role as Chairman of Swiss Re's Centre for Global Dialogue. Swiss Re places high value on its extensive management development programmes and it is gratifying to observe that once again the right talent was available within the company at a time of change.

Ultimately, the success of Swiss Re depends on the skills, ideas and efforts of every employee; on behalf of the Board of Directors and the Executive Board, we want to thank them all for their commitment and invaluable contribution. We are grateful to our clients for the trust they place in us and to our shareholders for their continued support. We look forward to another year in which we will apply our strategic priorities to deliver strong, sustainable earnings to our shareholders and long-term value to all our stakeholders.

Zurich, 17 March 2005



Peter Forstmoser
Chairman of the Board of Directors



John R. Coomber
Chief Executive Officer

Key events




再保険会社 日本支店 開設記念レセプション
einsurance Company Japan Branch Opening Reception

1 140th Annual General Meeting in Zurich, 14 May 2004
2 Official opening of Japan branch in Tokyo, 18 May 2004

2004

16 February
Successful 2004 renewals
Swiss Re reported successful January renewals.

25 March
Swiss Re's 2003 results
Swiss Re's 2003 results showed net premiums earned increasing to CHF 30.7 billion. Positive earnings from all three business groups contributed to net income of CHF 1.7 billion.

30 April
Swiss Re completes Admin Re℠ acquisition of CNA's individual life insurance business
Swiss Re completed, for USD 690 million, the Admin Re℠ acquisition of CNA Financial Corporation's individual life insurance business in the United States.

3 May
World Trade Center verdict
The jury in the World Trade Center case confirmed the contractual basis of Swiss Re's coverage.

14 May
Annual General Meeting
The 140th Swiss Re Annual General Meeting approved the dividend of CHF 1.10 per share. Kaspar Villiger, former Federal Councillor and member of the Swiss government, was elected to the Board of Directors; George L. Farr and Rajna Gibson were re-elected for further four year terms.

17 May
2003 embedded value
Swiss Re reported embedded value of CHF 16 billion and embedded value earnings increased by CHF 700 million to CHF 1.1 billion. Value added by new business was lower at CHF 314 million, reflecting lower capital investment and foreign exchange effects.

18 May
Official opening of Japan branch in Tokyo
Swiss Re became the first leading global reinsurer to operate a full-fledged branch in Japan, providing nationwide reinsurance services in both life and non-life business.

3 June
Executive Board appointments
Swiss Re named Christian Mumenthaler as new Chief Risk Officer of the Swiss Re Group and Charlotte A. Gubler as the new Head of Communications & Human Resources. These appointments to the Executive Board became effective as of 1 January 2005.





3 Hurricane season in the Caribbean, 19 August–7 October 2004
4 Investors' day at the Centre for Global Dialogue in Rüschlikon, 23 November 2004

1 July

Swiss Re places EUR 672 million of mandatory convertible securities

Swiss Re completed its offering of three-year mandatory convertible securities. Underlying shares previously committed to Swiss Re's convertible bond issued in 2001 were reallocated to support the offering.

1 July

Swiss Re acquires Life Assurance Holding Corporation Ltd (LAHC) in Admin Re℠ transaction

Swiss Re announced the acquisition of shares of LAHC Ltd, including its life insurance subsidiary Windsor Life Assurance Company Ltd, for GBP 333 million in cash.

6 July

Taiwan branch licence

Swiss Re was granted a reinsurance branch licence in Taiwan. Swiss Re is the first international reinsurance company to operate a branch in Taiwan, providing comprehensive reinsurance services to clients throughout the country.

19 August–7 October

Natural catastrophe claims

The hurricane season saw an unusually high number of events, with the coast of Florida being hit by four severe hurricanes. Swiss Re estimated its claims from these four hurricanes (Charley, Frances, Ivan and Jeanne), together with Typhoon Songda in Japan, to be in the range of USD 750 million.

26 August

Interim results 2004

Swiss Re reported that net income doubled to CHF 1.4 billion and total premiums earned declined by 2% in the first half 2004 compared to first half 2003, as the Group continued to underwrite selectively and focus on profitability. Shareholders' equity increased by 5% over the 2003 year end figure to CHF 19.4 billion.

23 November

Investors' day

Swiss Re presented its risk management framework, which determines the Group's required capital and capital adequacy, as well as the economics of its Property & Casualty Business Group.

30 December

Tsunami claims

A major earthquake in Asia, the strongest in 40 years, triggered a tsunami which caused widespread death and massive damage to coastal areas around the Indian Ocean. Swiss Re expected its claims related to the event to be below CHF 100 million.

2005 to date

21 January

Swiss Re completes securitisation of in-force life insurance policies

Swiss Re announced its first securitisation of future profits from blocks of life insurance business previously acquired through Admin Re℠ transactions. The USD 245 million issue benefits Swiss Re by transferring insurance risk to the capital markets, thereby increasing capital efficiency.

14 February

2005 renewals

Swiss Re reported another successful January renewal. The continued focus on profitable underwriting allowed Swiss Re to maintain attractive pricing levels.

Group structure and organisation of the Executive Board



(From left)

Peter Forstmoser
Chairman

Walter B. Kielholz
Executive Vice Chairman

John R. Coomber
Chief Executive Officer

Board of Directors

Chairman
Executive Vice Chairman
Members of the Board of Directors

Executive Board

Chief Executive Officer
Members of the Executive Board

Corporate Centre

Risk & Knowledge	Finance	Communications & Human Resources	Information, Processes & Technology

Business Groups

Property & Casualty	Life & Health	Financial Services
Americas	North America	Risk Solutions
Europe	United Kingdom	Credit Solutions
Asia	Continental Europe	Capital Management and Advisory
	Asia and rest of the world	Asset Management
		Corporate Development




Group responsibility/Corporate Centre

(From left)

Ann F. Godbehere [a]
Chief Financial Officer,
Head of the Finance Division

Jacques Aigrain [a]
Deputy Chief Executive
Officer [b], Head of the Financial
Services Business Group

Charlotte A. Gubler
Head of the Communications
& Human Resources Division [b]

John R. Coomber [a]
Chief Executive Officer

Christian Mumenthaler [a]
Chief Risk Officer, Head of
the Risk & Knowledge Division [b]

Yury Zaytsev
Group Information Officer,
Head of the Information,
Processes & Technology Division

a Member of the
Executive Board Committee
b Since 1 January 2005



Business Groups

(From left)

Property & Casualty Business Group

Stefan Lippe [a]
Head of the Property & Casualty Business Group

Michel M. Liès
Head of the Europe Division

Andreas Beerli
Head of the Americas Division

Pierre L. Ozendo
Head of the Asia Division

Life & Health Business Group

John H. Fitzpatrick [a]
Head of the Life & Health Business Group

W. Weldon Wilson
Head of Life & Health North America operations

Financial Services Business Group

Benjamin Meuli
Chief Investment Officer, Head of Asset Management

Martin Albers
Head of Risk Solutions

Phillip Colebatch
Head of Capital Management and Advisory

Jacques Aigrain [a]
Deputy Chief Executive Officer [b], Head of the Financial Services Business Group

Jacques E. Dubois
Corporate Development

Strategy

Swiss Re is a highly diversified reinsurer with a comprehensive product range. As a leading provider of risk and capital management solutions, Swiss Re strives to deliver attractive returns for shareholders in all phases of the insurance cycle.

Capturing market opportunities over the long term
Swiss Re has positioned itself to benefit fully from growth and structural changes set to affect the industry within the next ten years.

The fundamentals for growth in the insurance industry remain attractive as retail and wholesale risk transfer markets are expected to continue to expand faster than global GDP. The proportion of world GDP spent on insurance premiums is also expected to rise from 8% to 9% by 2015. In the emerging markets, the Asian economies will be the key drivers of this growth. As GDP per capita increases in these countries, the demand for insurance as a means of protecting corporate and individual interests will accelerate. The emerging markets' share of the world reinsurance market is expected to rise from 12% to 17%. Swiss Re will build on its leadership position, especially in Asia, to capture these growth opportunities.

The top ten global insurance companies already account for about 20% of the world insurance market. Consolidation in both the insurance and reinsurance industry is expected to increase and the top ten insurers are likely to hold a 30% stake of global business within the next ten years. Companies will also concentrate on their core activities and look for business exit options in non-strategic fields. Swiss Re sees attractive opportunities arising from all these developments and will use its transactional skills to complement its organic growth strategy.

Insurance is, and will remain, a cyclical business. Swiss Re expects a low investment return environment to prevail during the next cycle with technical underwriting skills therefore being the key ingredient of profit development. Swiss Re actively manages the cycle through dynamic capital allocation across all businesses to secure long-term profitability.

Economic risk modelling will become more widespread, particularly due to regulatory requirements. This trend will be challenging for the industry, but will also bring opportunities for reinsurers in easing primary insurers' capital constraints. Swiss Re continuously refines its internal capital adequacy model to ensure the effective implementation of its strategy.

The securitisation of insurance risk is becoming increasingly established as an efficient means of improving returns on risks flowing through reinsurers' balance sheets. Just as the banking industry's business model was significantly changed in the mid 1990s with the development of asset-backed securities, the securitisation of insurance risk is set to accelerate over the next ten years. Swiss Re is a leader in this field and will continue to use the capital markets as a capacity provider for insurance and reinsurance risks.

Highly qualified staff are a key success factor for any company, and the insurance industry must make every effort to attract and retain high-quality underwriting and financial talent. Swiss Re attaches great importance to developing the skills of its employees and sharing its knowledge with clients to support their product development and risk expertise activities.

Four Group-wide strategic priorities
In order to capture opportunities arising from changes in the industry, Swiss Re is focused on four strategic goals:

- Actively manage the cycle for profits
- Optimise organic and transactional growth
- Extend leadership position in Asia
- Accelerate the balance sheet through risk securitisation

These four strategic priorities are essential to driving Swiss Re's growth in earnings and are therefore direct strategies of each of the business groups.

Actively manage the cycle for profits
As a global company with a wide product range and geographical reach, Swiss Re allocates capital by balancing opportunities on a risk-adjusted basis to generate sustainable earnings and growth over the long term. To facilitate this strategy, Swiss Re has, in recent years, re-engineered the way business is managed and capital allocated to its various market segments. In non-life business, the instruments used to measure the dynamics of the cycle have improved and now include a centralised pricing process based on risk-adjusted return targets, global renewal guidelines and leading cycle-phase indicators gathered through quarterly surveys of underwriters around the world.

In life and health business, Swiss Re closely monitors the pricing assumptions and assesses the returns available over time across geographies and products.

Optimise organic and transactional growth

Swiss Re has been able to grow at an average annual rate of 11% over the last ten years, outperforming the global reinsurance market, which grew at an average rate of 6%. This has been achieved through building market share, developing new areas of business and complementing organic growth with a targeted series of acquisitions. Swiss Re will continue to apply its full range of skills and encourage innovation in order to expand its business and drive organic growth while seizing attractive acquisition opportunities.

Extend leadership position in Asia

Swiss Re has already built a leading position in Asia and now has branches in mainland China, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan, as well as representation in India and other locations in the region. The Group is also a market leader in Australia. Swiss Re will build on this competitive advantage through further investment in the skills of local people while capitalising on its brand and product range to realise the potential for profitable growth in these insurance markets.

Accelerate the balance sheet through risk securitisation

Since 1997, Swiss Re has been securitising peak risks in its natural catastrophe and mortality business to optimise the structure of its balance sheet. Risk securitisation, as seen in the banking industry with asset-backed securities, can provide Swiss Re with equally impressive opportunities. The size of Swiss Re's risk portfolio becomes less dependent on its own capital base, because the Group is able to pass on a proportion of its risk to the capital markets. Recent transactions demonstrate Swiss Re's ability to combine risk management and investment banking capabilities, thereby increasing capital efficiency and profit margin.

Steering for long-term value creation

The implementation of Swiss Re's Group-wide strategy is assessed through the Target Matrix and the Balanced Scorecard.

The Target Matrix focuses on financial objectives. At Group level the focus is ultimately on return on equity and growth of earnings per share.

The Balanced Scorecard complements the Target Matrix: it monitors critical value-creating activities and processes in organisational and people development, operational excellence and the client franchise, ensuring that client and shareholder needs are met. The Balanced Scorecard gives management an overview of the status of all critical activities and how they interconnect to create value.

Target Matrix

	Business targets	Average target 2005 to 2006
Property & Casualty	Combined ratio	96%
Life & Health	Return on operating revenues	9%
Financial Services	*Premium business, traditional*	
	Combined ratio	95%
	Fee business, excl proprietary asset management	
	Return on total revenues	15%
Asset management	Return on investment	5.3%

	Group targets	Over the cycle target
Group	Return on equity	13%
	Earnings per share growth	10%

Balanced Scorecard

Financial
What we must deliver to our shareholders

Client
What our clients expect from us

Internal
What processes we must excel at

People & Knowledge
How we must develop our organisation


Increase Shareholder Value
Maximum Client Value

Top Topics

Monitoring the risk landscape to identify business opportunities and to anticipate the potential impacts of key industry trends is essential to Swiss Re's success. The Group fosters ongoing research and analysis as well as communication activities on Top Topics of strategic relevance. The table below shows a selection of Top Topics in 2004.

	Industry relevance	*Implementation at Swiss Re*
Insurance-linked securities (ILS)	▫ ILS are an effective risk management tool to hedge peak risks and volume insurance products ▫ The transfer of insurance risk to the capital markets allows a more efficient use of capital ▫ Investor interest in ILS continues to grow thanks to attractive returns	▫ Swiss Re is a market leader in ILS, having sponsored approximately USD 1.6 billion of peak risks, including natural catastrophe and extreme mortality, since 1997 ▫ Swiss Re is also a leading underwriter and structurer of bonds for clients and has introduced numerous innovations
Mortality trends	▫ Changes in mortality trends are a key driver of underwriting and pricing decisions in life insurance ▫ Improvements in mortality rates are likely to continue but insurers must be watchful for events which could slow or accelerate this trend	▫ As the world's largest life reinsurer, Swiss Re offers solutions to manage capital and diversify risk, reducing exposure to mortality "shocks" ▫ Swiss Re conducts research to understand the causes and effects of mortality trends and shares its findings with its clients and other stakeholders
Nanotechnology	▫ The impact of nanotechnology on humans and the environment is not yet known as long-term statistics are not available	▫ Swiss Re cooperates with international bodies to gain a better understanding of the impact of nanotechnology on insurance and shape appropriate solutions
Natural catastrophes	▫ The impact of natural catastrophes has been increasing over the past 30 years ▫ Ensuring adequate premium levels is key to maintaining a viable market for catastrophe risk	▫ Swiss Re continuously refines its state-of-the-art modelling tools to have a comprehensive view on all major catastrophe scenarios and offer clients optimal solutions for their risk portfolio management
Accounting standards	▫ The EU requires all listed companies to report according to International Financial Reporting Standards (IFRS) in 2005 ▫ Other countries, particularly in Asia Pacific but also the US, have been involved in the trend towards global convergence of accounting standards	▫ Swiss Re closely monitors these developments and interacts with accounting standard setters as well as private sector groups to advance the debate on appropriate international accounting standards
Reinsurance regulation	▫ The number of regulatory initiatives on reinsurance supervision has accelerated ▫ Enhanced disclosure provisions and new risk-based capital adequacy requirements are being introduced	▫ Swiss Re is actively involved in monitoring the debate on reinsurance regulations and interacting with regulatory bodies at national and international levels ▫ Swiss Re supports cost efficient and appropriate measures encouraging insurers to use high level risk management processes
Sustainability	▫ Corporations are becoming more aware of the role they can play in promoting sustainable development ▫ Climate change is increasingly understood as a business risk and has become an important element in many companies' long-term risk management strategies	▫ Swiss Re is committed to ethical business practices and the exchange of know-how on sustainable development through research, publications and sponsorship ▫ Swiss Re promotes awareness of climate risks and develops risk financing solutions in the framework of sustainability

Knowledge and expertise

Swiss Re's ability to generate long-term value centres around knowledge building and expertise. The development and exchange of knowledge are thus key to Swiss Re's success.

Developing expertise

Knowledge and expertise are essential for business success – and Swiss Re has qualified experts on its staff drawn from a broad spectrum of disciplines, including actuaries, engineers, lawyers, natural scientists and many more. The Group ensures that its specialists develop their technical knowledge and competence through training, enabling them to drive economic success through business quality. In 2004 Swiss Re continued to develop its 15 Knowledge Networks designed to stimulate the exchange of expertise and innovation across the Group. Swiss Re's international working environment and commitment to professional development make it an attractive employer.

Exchanging knowledge

Swiss Re transfers its expert knowledge through a broad spectrum of channels, including training and conference centres, publications and web portals.

Swiss Insurance Training Centre

Swiss Re offers knowledge and expertise directly to its clients through the Swiss Insurance Training Centre (SITC), which serves insurance professionals at different career levels. Since 1960, the year it was founded by Swiss Re, the SITC has attracted participants from more than 130 countries. Today, it offers a modern, skills-based agenda covering both general and specialised insurance courses. In 2004, 20 sessions were provided at the training centre in Zurich to more than 500 insurance professionals.

To satisfy the evolving requirements of the insurance industry and provide a further service to Swiss Re's clients, the SITC has added the On Wings programme to give customised courses directly to Swiss Re clients abroad. In 2004, On Wings conducted ten seminars as far afield as Bahrain, Estonia, Taiwan and Turkey.

Swiss Re's Centre for Global Dialogue

The Centre for Global Dialogue in Rüschlikon provides a forum to address global risk issues and facilitate new insight into future risk markets. International conferences attract industry experts and risk analysts, business managers, scientists and policy makers. The goal of these events is to gain better understanding, build stakeholder communities around topics and assess potential business solutions.

Highlights for 2004 included the Global Medical Forum in March, the Sustainability Forum in August, the Liability Regimes Conference in October, and an event on nanotechnology in December. These conferences brought together representatives from such organisations as the United Nations, the World Bank and Harvard Medical School, to discuss with Swiss Re's experts risks and opportunities facing the insurance industry.

Client seminars and workshops

Every year, Swiss Re holds client seminars, workshops and other events tailored to specific industries or regions. The largest in 2004 was Europe Division's Product & Knowledge Fair, a non-life reinsurance trade fair at the Centre for Global Dialogue. Information desks and workshops gave visitors an insight into Swiss Re's products and solutions and provided a chance to discuss industry issues. Another important event included the 5th Asian Forum organised in Singapore, where local industry experts shared their views on new and emerging risks in the region.

Publication series

Swiss Re's technical publications and the *sigma* series address topics of market relevance, delivering in-depth reinsurance knowledge to clients and the broader public. In 2004 the technical publication "Too big to ignore: the impact of obesity on mortality trends" examined the growing obesity epidemic and assessed its impact on the life insurance industry. "The true value of aviation insurance" defined the benefits that insurance offers to the airline industry. "Business interruption insurance" offered a concise analysis of this important and increasingly complex line of business. Swiss Re produced eight technical publications in 2004.

www.swissre.com

Swiss Re's public website also offers business information and technical knowledge on topics relating to Swiss Re and the insurance industry. The client portal and its community pages provide client groups with comprehensive technical knowledge and facilitate information exchange. In 2004, community pages were created for life insurance clients in France, Germany, Japan and Spain.

Economic environment and industry trends

The global insurance industry further strengthened its capital base in 2004. Property and casualty reinsurance achieved good results despite exceptionally high natural catastrophe claims. Life reinsurance growth continued to outpace the primary markets. Reinsurance regulation increased, as did disclosure requirements for the industry.

Capital markets stable, yields moderate, dollar devaluing

The global economic recovery firmed further in 2004. The US and Japan achieved solid GDP growth of about 4% and 3% respectively; Western Europe also headed for recovery, although at a markedly lower rate of 2%. Emerging markets saw exceptionally rapid expansion with the booming Chinese economy contributing in particular to global recovery, although it also sparked shortages and price increases in many commodity markets. Rising oil prices were additionally driven by supply-side concerns in several oil-exporting countries, as well as by speculative activity.

Interest rates remained at historically low levels. US government bond yields drifted upwards at the year's end, while yields in euro-denominated bonds sank slightly. Credit spreads between government and corporate bonds, which had shrunk significantly in 2003, remained narrow in 2004.

Stock markets recovered further from their collapse between 2000 and 2002. Growth in 2004 was moderate, however, reflecting the sceptical mood of investors.

Currency exchange rates remained reasonably stable for the first three quarters of 2004. During the final months of the year, however, the US dollar devalued further (EUR –7% and CHF –8%) due to concerns about US current account and budget deficits. This again impacted the balance sheets and results of global firms, by significantly reducing US dollar-denominated income and capital.

Property and casualty insurance: positive underwriting results despite record catastrophe losses

Available information suggests that the primary property and casualty insurers achieved very favourable underwriting results in 2004. In many markets, they outperformed the 2003 results. The commercial lines business in particular showed significant improvements. Credit claims, which largely depend on general economic conditions, also developed favourably in 2004.

Property and casualty reinsurers also achieved good underwriting results in 2004, despite record claims for the insurance industry of almost USD 46 billion from natural catastrophes. The North Atlantic was badly affected, with four hurricanes (out of a total of nine) making

Stock markets 2001–2004


120 December 2000=100
Source: Datastream
100
80
60
40
2001
2002
2003
2004
United States (S&P 500)
United Kingdom (FTSE 100)
DJ Euro STOXX 50
Japan (TOPIX)
Switzerland (SMI)

Ten year interest rates


6 in %
Source: Datastream
5
4
3
2
1
0
2001
2002
2003
2004
United States
United Kingdom
Eurozone
Japan
Switzerland

landfall in the United States after causing widespread devastation in the Caribbean. Japan experienced a record-breaking year, with an unprecedented ten typhoons totalling more than USD 5 billion in claims. Coastal areas around the Indian Ocean were hit by a tsunami triggered by a major earthquake. Despite its enormous scale in terms of fatalities and devastation, the Asian tsunami is expected to result in comparatively low (re)insured claims of an estimated USD 5 billion, comparable to the claims related to the 2004 hurricanes Jeanne or Frances. The impact of natural catastrophe claims in the third and fourth quarters on global reinsurers' 2004 combined ratio is estimated to be 4–6 percentage points for the full year.

Insured losses 1970–2004


USD billions, at 2004 prices
Source: Swiss Re
50
40
30
20
10
0
1970
1975
1980
1985
1990
1995
2000
Natural catastrophes
Man-made catastrophes

Property and casualty premium growth slowed to a moderate level in 2004. Although improvements in general economic activity triggered a rise in insurance demand, there was no repeat of the substantial rate increases of 2002 and 2003, which led to high growth levels in those years.

Life insurance: back on the road to expansion

Demand for private and occupational pension products remained in the spotlight as governments, particularly in Europe, grappled with pension system reform. Further growth in this area has been anticipated by many market observers. Sales of unit-linked and variable annuity products continued at a modest pace, reflecting the current low interest rate environment and modest stock market performance. Overall, premium growth was greater in 2004 than in 2003. Initial evidence suggests the average for emerging markets was between 5% and 10%, while for industrialised countries it was 5% or lower.

Life reinsurance premium growth continued to outpace the primary markets in 2004, reflecting in part the higher growth in protection business over savings products. However, growth was marginally slower than in 2003, particularly in the US and UK, which account for about 70% of global life reinsurance volume and where life insurers have stabilised their cession rates.

Due to the ongoing restructuring of the primary life industry, the market for the management of closed blocks of business grew in 2004, particularly in the UK, as new market players were attracted to this segment.

Financial strength returning; stable outlook from rating agencies

The recovery of the financial markets and the general profitability of insurance have also improved the capital position of the insurance and reinsurance industry. Companies are regaining the financial strength lost between 2001 and 2003 – a fact the rating agencies have recognised by reflecting an improved outlook for the industry.

Universal drive for increased regulation and disclosure also evident in reinsurance

Although the reinsurance industry managed well through the financial challenges between 2001 and 2003, outside observers still raised concerns about its financial stability. The reinsurers' capital base was materially affected by significant events, such as the bursting of the stock market bubble in 2000, 11 September 2001 and adverse claim developments in US liability business written between 1997 and 2001.

These concerns have evolved into a multitude of regulatory initiatives. At the level of international organisations, the debate focuses on disclosure in the reinsurance sector and the need to maintain and build confidence in the financial stability of the sector.

On a national or regional level – especially in Europe – the trend towards stricter reinsurance regulation is accelerating. The European Union is introducing the so-called "fast track" Reinsurance Directive which defines minimum regulatory standards for reinsurers in member states. The new Swiss insurance supervisory law will equally strengthen supervision in reinsurance. The insurance industry has expressed its support for these initiatives and emphasised that solvency requirements should reflect reinsurers' risk profiles.

In the wake of the corporate defaults and accounting scandals in the US, corporate governance has become a hot topic for the whole business community. In order to comply with the Sarbanes-Oxley Act, US companies and foreign companies listed on US stock markets have been required to review and enhance internal controls over financial reporting. Several European jurisdictions are also introducing regulation that specifically oversees and monitors risk management practices as a basis for capital and solvency requirements. These trends directly impact the insurance and reinsurance industry. The challenge for companies lies in introducing consistent governance models and control processes that address insurance-specific risk management processes and the increased requirements for internal controls over financial reporting.

Outlook

Primary insurance premium volumes in industrialised countries are expected to grow in parallel with long-term GDP growth (between 3% and 4% per year). The demand for risk transfer will continue to increase while, at the same time, premium rates, although remaining at profitable levels, are expected to decline from their current high point in the cycle. Premium increases in emerging markets should outpace overall economic growth. Underwriting results for property and casualty insurance should remain strong in most segments through 2005 at least, with combined ratios of approximately 100% for primary business and below 100% for property and casualty reinsurance. Life reinsurance premium growth will exceed primary market growth in most countries, with the exception of the US and UK, where cession rates for new business have already reached very high levels.

Economic Research & Consulting and *sigma*

Swiss Re has a team of 20 economists based in Zurich, New York and Hong Kong as the Group's centre of competence for the economic analysis of risk transfer and risk financing solutions, global business cycles and financial markets. The *sigma* studies, a recognised source of market information for more than 30 years and the team's flagship publication series, analyse market trends in the insurance and financial industries.

A recent *sigma* study from 2004 entitled "The impact of IFRS on the insurance industry" concluded that, while the new financial reporting standards will increase transparency, they will also bring higher earnings and capital volatility for most listed insurers. Another *sigma* study "The economics of liability losses" examined the development of liability claims and the forces driving those claims, whereas "Emerging insurance markets" highlighted the growth potential of developing markets, particularly China and India. The *sigma* study "Mortality protection" observed the shortfalls in the amount of mortality cover purchased in key markets when compared to consumers' protection needs. The 2005 "Natural catastrophes and man-made disasters" *sigma* provided an overview of the insured losses caused by catastrophes in 2004.

All the *sigma* studies can be downloaded electronically or ordered as a print copy for free from Swiss Re's homepage at www.swissre.com in English, German, French, Spanish, Italian, Japanese and Chinese.

Credit Solutions

Swiss Re is a leading provider of credit risk transfer solutions to trade credit and surety insurers as well as commercial banks. Its client base is globally spread from the Americas to Europe and Asia.

Trade credit insurance provides protection to small and medium sized enterprises, which are the backbone of most economies, whereas surety bonds fulfill a vital role for infrastructure and construction projects. Traditionally driven by economic cycles, Swiss Re has put a strong emphasis on active cycle management during recent years. Due to its leading market position, Swiss Re is able to ensure high quality standards in credit risk underwriting and improve pricing discipline, achieving sustainable results over the cycle.

The upcoming implementation of the Basel II framework influences banks in their credit risk portfolio and capital management decisions. Insurance-based products offer a complementary solution by addressing the specific nature of a bank's loan book. Swiss Re's solutions combine innovative loss portfolio structures with non-proportional insurance techniques. Swiss Re expects an increasing demand for this type of solution in the medium term.

Swiss Re's Credit Solutions unit is the world market leader in trade credit and surety reinsurance and, at the same time, offers highly specialised insurance and reinsurance products to commercial banks.

Mr Kärle, can you explain why trade credit insurance is perceived as a rather volatile line of insurance business?

This is indeed a perception. The reality is quite different. As long as the credit insurance industry focuses on tested products and underwriting standards are maintained, the volatility is quite low. Despite high insolvency levels in the last two years, economic results have been positive. The use of proprietary market intelligence and close risk monitoring enabled Swiss Re to enforce a thorough underwriting standard and maintain a sound pricing policy. We believe that active cycle management combined with dynamic credit portfolio management allow Swiss Re to mitigate cycle impacts to a large extent.





"Our execution capabilities, the combination of insurance, reinsurance and capital market offerings and our long-standing expertise give us a competitive edge in the global credit market."

Markus A. Eugster, Credit Solutions, Swiss Re Financial Services, Zurich (left)
Adrian Kärle, Credit Solutions, Swiss Re Financial Services, Zurich (right)

Where do you see the most promising areas of growth and innovation in your industry?

We are currently assessing opportunities in Asian credit markets such as China and India. When it comes to product innovation, the key for us is to combine advanced structuring expertise with high underwriting standards from the very beginning. Innovation for our solutions is often inspired by developments in the financial markets, for example the securitisation of trade receivables. We have a team of professionals from various sectors of the financial services industry who can respond to these opportunities.

Mr Eugster, as a provider of insurance-based credit solutions, what can Swiss Re offer banks?

Swiss Re has a very strong track record, having successfully written this line of business for almost ten years. In addition to capital market offerings, we have developed insurance products addressing specific client credit capital and loan portfolio management needs. This flexibility and the broad skill-set of our professionals are something of a rarity in the industry. Our products aim to anticipate industry developments such as the Basel II banking regulation or changes in financial reporting. The key for us is to select those risks and structures that will diversify our book of business and create a strong alignment of interest with our clients.

Do you feel that credit risk transfer from banks to insurance companies has become more widely accepted in the financial community?

Yes, I do. Concerns have been alleviated by the professionalism of most participants, an increased transparency, and a better market and pricing discipline. Such findings have been confirmed by third-party studies, such as those conducted by the IMF or the Joint Forum. Swiss Re is also actively contributing to the discussion with regulatory bodies. Overall, these factors have caused a perceptible rise in confidence.

Group results

Strong improvements across all business groups and an excellent investment return led to net income of CHF 2.5 billion for 2004.

Premiums earned decreased by 4% to CHF 29.4 billion compared to 2003. Excluding the effect of foreign currency, the decrease was 1%.

The Swiss franc appreciated 8% against the US dollar compared to 2003 average rates. As Swiss Re's business is global, currency fluctuations can markedly affect the comparison of year-on-year reported figures.

The Property & Casualty Business Group reported premiums earned of CHF 16.0 billion, down 8% from 2003. This decrease was largely due to higher client retentions in non-traditional business. Excluding the impact of currency exchange, the decrease was 5%.

Premiums in the Life & Health Business Group were stable at CHF 10.2 billion. Adjusting for the effect of currency exchange, premiums increased by 4%, due to growth in Admin Re℠ business.

The Financial Services Business Group increased premiums earned to CHF 3.2 billion, up 5% compared to the previous year. Excluding currency exchange effects, underlying growth was 9%.

The total investment result reached CHF 6.0 billion in 2004, an increase of 20% compared to 2003.

Net investment income was CHF 4.9 billion, compared to CHF 4.6 billion in 2003, representing a 10% increase at constant exchange rates. This favourable development was mainly driven by the combined volume effect of strong organic cash flows and large Admin Re℠ transactions.

Net realised investment gains were CHF 1.1 billion in 2004, driven by a solid stream of capital gains on publicly traded and private equities. This is CHF 740 million more than in 2003, when substantial gains on the fixed income portfolios were partly offset by impairment charges.

Trading revenues were stable at constant rates of exchange. The credit and asset backed as well as insurance-linked securities businesses contributed to strong revenue growth. However, this excellent result was partially offset by trading losses associated with reduced market volatility.

Other revenues remained stable at CHF 243 million, compared to CHF 236 million in 2003.

Claims and claim adjustment expenses and life and health benefits decreased from CHF 24.0 billion to CHF 23.2 billion. Adjusted for the effects of foreign exchange, claims and claim adjustment expenses and life and health benefits increased by 1%. The significant impact from natural catastrophes during the year, net of equalisation, and continued adverse development in liability business was offset by the improvement in the underlying profitability of current business. Life and health benefits increased mainly due to the impact of Admin Re℠ business.

Acquisition costs fell by 8% to CHF 6.3 billion in 2004 from CHF 6.9 billion in 2003. Adjusting for currency exchange effects, the decrease was 5%. The acquisition cost ratio decreased from 22.3% in 2003 to 21.5% in 2004.

Amortisation of goodwill fell by 12% compared to 2003. Adjusted for currency exchange effects, the decrease was 8%, reflecting lower goodwill in the balance sheet.

Other operating costs and expenses were CHF 2.9 billion, an increase of 3% at constant exchange rates. The increase was mainly due to the Admin Re℠ acquisitions, partially offset by lower expenses in other parts of the business including the Corporate Centre, where expenses decreased by CHF 60 million. The overall Group management expense ratio increased marginally to 8.4% from 8.2% in 2003.

The tax expense in 2004 was CHF 892 million, compared to CHF 634 million in 2003. This represents an effective tax rate in 2004 of 26.5%.

The Group recorded net income of CHF 2.5 billion, compared to a net income of CHF 1.7 billion in 2003. Earnings per share were CHF 8.00 compared to CHF 5.48 in 2003.

The Group recorded net cash flow from operating activities of CHF 6.6 billion, up from CHF 4.8 billion in 2003, due mainly to strong reinsurance cash flows.

Shareholders' equity increased from CHF 18.5 billion to CHF 19.2 billion. The increase was mainly due to improved earnings, partly offset by currency exchange effects. Return on equity increased to 13.6% from 10.2% in 2003.

Income reconciliation

The following table reconciles the income from Swiss Re's business groups and the operations of its Corporate Centre with the Group consolidated net income before tax.

Net realised gains or losses on certain financial instruments, amortisation of goodwill and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded in the assessment of each business group's performance.

Income reconciliation

CHF millions	2003	**2004**	Change in %
Business group operating income			
Property & Casualty	1 817	**2 349**	29
Life & Health	1 218	**1 304**	7
Financial Services	558	**695**	25
Total business group operating income	3 593	**4 348**	21
Corporate Centre expenses	–403	**–343**	–15
Items excluded from the business groups:			
Net realised investment gains/losses	–89	**26**	
Amortisation of goodwill	–315	**–277**	–12
Other income/expenses	–450	**–387**	–14
Net income before tax	2 336	**3 367**	44

Group outlook

The outlook for property and casualty reinsurance remains positive, even though pressure on premium rates and terms and conditions will continue. Swiss Re achieved another successful renewal in January 2005 with prices remaining stable at attractive levels across all lines of business. Swiss Re is deriving increased benefit from differentiated terms and conditions, including more effective exclusion clauses, sublimits on named perils, reduced deposit requirements, and the right to perform claims audits. These factors will help to maintain good results going forward.

Within its life and health business, Swiss Re will continue to explore attractive opportunities for Admin Re℠ in its key markets. Furthermore, the transfer of insurance risk to capital markets is expected to continue in 2005 and beyond.

Financial targets updated

Swiss Re is able to benefit from its leadership position by growing organically above the underlying market and simultaneously capturing additional growth opportunities. However, Swiss Re's clear priority is profitability before premium volume, and it uses its tools and expertise to maximise economic profits throughout the insurance cycle. Swiss Re has therefore altered the way it sets its growth targets, which is now defined as 10% growth in earnings per share, which, together with the return on equity target of 13%, reflects the Group's commitment to grow returns for shareholders.

Expectations for 2005

Provided that large claims are within expected levels, Swiss Re anticipates improved operating performance for the fourth consecutive year. The combined ratio for the Property & Casualty Business Group is expected to be in the region of 96%.

Investments

Swiss Re achieved an excellent investment performance despite historically low interest rates, thanks to its ability to respond rapidly to investment opportunities. The return on investment of 5.8% reflects good returns from fixed income and an excellent contribution from equities.

Key topics

Strong economic growth, led by US consumers and China, made 2004 a relatively good year for investments – although investors' appetite for incremental risk appeared greater than returns would justify. The resulting high liquidity contributed to keeping interest rates low and credit spreads tight. But 2004 was not a uniform year and fixed income market participants faced very different conditions in the second half compared to the first half of the year. Despite the tightening of monetary policy in the US and the general trend towards higher rates in the second quarter, long-term rates levelled off in the US and even receded below 1 January levels in Europe in the second half of the year, while short-term rates steadily increased. This produced a flatter yield curve and a wider difference between the long-term rates in the two regions. Two other important trends during the second half year were the rise in oil prices and the decline of the US dollar.

Swiss Re's diversified investment strategy is designed to earn a spread over the interest-bearing liabilities relating to the life and health business and optimise total returns on the rest of the portfolio. This is done within closely monitored risk limits that combine Value at Risk (VaR), shortfall, stress testing and exposure limits. This strategy delivered strong results in 2004. The overall investment result, including net realised gains, rose by close to CHF 1.0 billion or almost 20% compared to 2003. Net investment income increased at constant exchange rates by 10% to CHF 4.9 billion, as Swiss Re continued to earn attractive yields on its large life and health fixed income portfolio, combining a long-term investment horizon with a disciplined focus on spread products.

Net realised gains more than doubled to CHF 1.1 billion. Swiss Re's emphasis on absolute return in its publicly traded equity portfolio yielded strong realised capital gains, echoed by gains on real estate and diversified private equity holdings. In addition, net impairment charges decreased to CHF 82 million, down from CHF 725 million in 2003, a level mainly relating to the 2002 stock market decline.

Swiss Re's investment portfolio grew by close to 23% in Swiss francs, due both to strong organic cash flows and to the assets acquired in two large Admin Re℠ transactions. The Group has certain business where policyholder funds are invested in defined assets, and policyholders bear the investment risk on the assets. These investments are now described as assets held for linked liabilities and have increased from CHF 2.4 billion in 2003 to CHF 12.6 billion in 2004, mainly due to the acquisition of Life Assurance Holding Corporation Ltd's Windsor Life. Excluding these assets, Swiss Re's investment portfolio growth was close to 12%; the fixed income share increased from 88% to 91% of total holdings; publicly traded equity holdings decreased from 8% to 5%; and other investments, mainly real estate and private equity holdings, remained stable at 4%.

Fixed income

A flattening yield curve in the US became apparent in the second half of 2004, dampening investors' expectations of a rapid rate rise. But the main theme of the last two quarters was the change in shape of the curve in the main markets – the US, the eurozone and the UK. Swiss Re successfully dealt with these uncertainties, actively managing yield curve and interest rate risks to earn attractive risk-adjusted returns while protecting the portfolio against the risk of rapid rate hikes. On the life and health portfolios, yield enhancement strategies favoured spread products, while tactical opportunities with yield curve volatility and credit events generated excess returns. Duration management for accounts other than life and health focused on barbell strategies for North America, which were successful as the curve flattened.

Swiss Re's fixed income portfolio increased to CHF 89 billion in 2004, compared to CHF 78 billion in 2003, due to the same factors that produced overall portfolio growth. Net investment income on the fixed income portfolio grew by 16% at constant exchange rates. Net realised gains were CHF 226 million in 2004, down from the very high level of CHF 1.0 billion achieved as fixed income investment values peaked in 2003.

Equities

Swiss Re enjoyed very strong returns from publicly traded equities in 2004. Most stock markets posted modest gains compared to those of 2003, but there was great variability among the quarters and markets, with Europe and Asia, in particular, outpacing the US. As an active, diversified investor, Swiss Re was quickly able to adapt its equity exposure to changing conditions, anticipating a rise after the summer correction and favouring European and Asian over US stocks, which proved to be advantageous in the fourth quarter. Shortly before year end, Swiss Re reduced its exposure in anticipation of a short-term market correction and was able to lock in sizeable capital gains. In addition, the balanced private equity fund of funds, built up over the years, delivered solid results. Net realised investment gains on publicly traded and private equities rose to CHF 774 million, compared to CHF 67 million in 2003, which included net impairments of CHF 583 million mainly relating to the 2002 market decline.

Allocation of investments as of 31 December 2004

Total CHF 98.5 billion[1]


5% Equities
4% Real estate and other
91% Fixed income

Investments by currency as of 31 December 2004

Total CHF 98.5 billion[1]


3% CHF
5% CAD
11% GBP
20% EUR
5% Other
56% USD

[1] Excluding assets held for linked liabilities of CHF 12.6 billion

Outlook

Strong economic indicators and the continued tightening of monetary policy in the US all indicate that interest rates should rise from current levels, and Swiss Re continues to expect higher long-term interest rates by end 2005. However, there is a certain risk of lower rates and flatter curves in the short term, especially during the first half of the year. The threats to the positive economic outlook for 2005 continue to be rising oil prices, a potential hard landing of China's economy and a sharp and disorderly downward dollar correction. Swiss Re will continue to actively monitor and manage these risks and has adopted barbell strategies to quickly change the duration profile of its fixed income portfolio. In publicly traded equities, Swiss Re will continue to seize opportunities as they arise within the context of modest market growth, and the Group expects another solid year for its private equity portfolio.

Summary of financial statements

The following information is a summary of the audited 2003 and 2004 consolidated financial statements of the Group that have been prepared in accordance with Swiss GAAP FER and the Swiss Company Law. For more details, please refer to the Group's financial statements.

Income statement

For the years ended 31 December

CHF millions	2003	**2004**	Change in %
Revenues			
Premiums earned	30740	**29439**	–4
Net investment income	4606	**4857**	5
Net realised investment gains	376	**1116**	197
Trading revenues	472	**438**	–7
Other revenues	236	**243**	3
Total revenues	36430	**36093**	–1
Expenses			
Claims and claim adjustment expenses	–14898	**–13853**	–7
Life and health benefits	–9085	**–9331**	3
Acquisition costs	–6854	**–6325**	–8
Amortisation of goodwill	–315	**–277**	–12
Other operating costs and expenses	–2942	**–2940**	0
Total expenses	–34094	**–32726**	–4
Income before income tax expense	2336	**3367**	44
Income tax expense	–634	**–892**	41
Net income	1702	**2475**	45
Earnings per share in CHF			
Basic	5.48	**8.00**	
Diluted	5.43	**7.77**	

Changes in shareholders' equity

CHF millions	2003	**2004**	Change in %
Balance as of 1 January	16686	**18511**	11
Net income	1702	**2475**	45
Change in unrealised gains on securities, net	1116	**–24**	
Change in foreign currency translation	–513	**–1224**	139
Dividends	–310	**–341**	10
Equity issued/repurchased	–148		
Purchase/sale of treasury shares		**–119**	
Additional minimum liability, net	–22	**20**	
Change in accounting policy		**–121**	
Balance as of 31 December	18511	**19177**	4

Summary balance sheet

As of 31 December

CHF millions	2003	2004	Change in %
Assets			
Investments			
Fixed income securities	64262	**77464**	21
Equity securities	6751	**5261**	–22
Mortgages and other loans	6133	**6361**	4
Investment real estate	1646	**1699**	3
Short-term investments	7339	**5514**	–25
Other invested assets	2074	**2207**	6
Assets held for linked liabilities	2448	**12619**	>250
Total investments	90653	**111125**	23
Cash and cash equivalents	5429	**6402**	18
Reinsurance assets	38178	**31070**	–19
Deferred acquisition costs and other intangible assets	10706	**11611**	8
Goodwill	2885	**2482**	–14
Other assets	21847	**21802**	0
Total assets	169698	**184492**	9
Liabilities and shareholders' equity			
Liabilities			
Unpaid claims and claim adjustment expenses	63474	**62135**	–2
Liabilities for life and health policy benefits	37244	**43239**	16
Provisions for linked liabilities	2448	**12629**	>250
Unearned premiums	6457	**5748**	–11
Funds held under reinsurance treaties	7530	**8066**	7
Reinsurance balances payable	5567	**4229**	–24
Other liabilities	23660	**23973**	1
Long-term debt	4807	**5296**	10
Total liabilities	151187	**165315**	9
Total shareholders' equity	18511	**19177**	4
Total liabilities and shareholders' equity	169698	**184492**	9

Summary cash flow statement

For the years ended 31 December

CHF millions	2003	2004	Change in %
Cash flow from operating activities	4811	**6566**	36
Cash flow from investing activities	–1723	**–4986**	189
Cash flow from financing activities	–1340	**–409**	–69
Effect of foreign currency translation	–92	**–198**	115
Change in cash and cash equivalents	1656	**973**	–41
Cash and cash equivalents as of 1 January	3773	**5429**	44
Cash and cash equivalents as of 31 December	5429	**6402**	18

Property & Casualty Business Group

Operating income increased by 29% to CHF 2.3 billion with the combined ratio remaining stable at 98.4% despite a high level of natural catastrophe claims. The business group maintained its focus on underwriting discipline.

Key business group topics
A key topic for the business group during 2004 was the active management of the insurance cycle. The cycle appears to have peaked but prices still remain at attractive levels. During this phase of the cycle, the business group has successfully demonstrated its ability to identify the most profitable market segments and to maintain the integrity and quality of its underwriting process.

Over the past three years Swiss Re has focused its resources on enhancing its management of the insurance cycle. This is best illustrated by Swiss Re's development of Underwriting Steering Values (USV), which compare the price on offer with required profit margins and average price levels over the whole insurance cycle. The use of USV by all underwriters allows the business group to steer capital towards the most attractive market opportunities and helps underwriters maintain objectivity at a time when prices may come under pressure. As a consequence, underwriting discipline remained strong in 2004.

Unlike 2002 and 2003, which were marked by an absence of large claims, in 2004 the insurance industry experienced high claim activity in natural catastrophes, incurring almost USD 46 billion in large catastrophe claims. For Swiss Re's Property & Casualty Business Group, the pre-tax financial impact in 2004 of the four hurricanes, the typhoon and the tsunami was CHF 1.1 billion, although this was reduced by CHF 241 million through the release of equalisation reserves. The extent of these natural catastrophe claims was above average in 2004. This inevitably led the industry to refocus on catastrophe pricing during the renewals, whereby premium rates in the affected markets showed increases of up to 10%.

Individual business trends affecting the business group were in line with recent years; terrorism, contingent business interruption and pharmaceutical liability all required underwriters' attention. Swiss Re issued new pharmaceutical guidelines, which significantly strengthened terms and conditions for this industry. In liability, the poor loss experience of US business

Property & Casualty Business Group results

CHF millions	2003	2004	Change in %
Revenues			
Premiums earned	17409	**15987**	–8
Net investment income	1165	**1313**	13
Net realised investment gains	371	**778**	110
Total revenues	18945	**18078**	–5
Expenses			
Claims and claim adjustment expenses	–12660	**–11474**	–9
Acquisition costs	–3769	**–3520**	–7
Other operating costs and expenses	–699	**–735**	5
Total expenses	–17128	**–15729**	–8
Operating income	1817	**2349**	29
Claims ratio (in %)	72.7	**71.8**	
Acquisition cost ratio (in %)	21.7	**22.0**	
Administration expense ratio (in %)	4.0	**4.6**	
Combined ratio (in %)	98.4	**98.4**	

written in the period 1997–2001 has led to considerable effort being expended on researching and improving Swiss Re's own internal pricing methods. Swiss Re also put great emphasis in 2004 on identifying new and emerging risks, thus enabling these risks to be addressed as early as possible by the market: one example is nanotechnology, where Swiss Re released a new publication to coincide with industry seminars and initiate debate across the insurance and reinsurance industry.

Swiss Re places great emphasis on underwriting quality and continuously invests in new training initiatives to develop this vital resource. In 2004 the Underwriting Development Programme (UDP) was launched, which is designed to hire and intensively train new underwriters. The emerging markets study undertaken by Swiss Re has shown that expansion in Asia will generate significant demand for underwriting skills, and the UDP aims to ensure that growing requirements in this region and elsewhere are met.

Premiums earned 2004 by division

Total CHF 16.0 billion


12% Asia
40% Americas
48% Europe

Premiums earned over time


20000 CHF millions
15000
10000
5000
0
11530
13846
15059
17409
15987
2000
2001
2002
2003
2004

Business group results

Operating income grew to CHF 2.3 billion from CHF 1.8 billion, an increase of 29%. The business group generated an underwriting profit of CHF 258 million and a combined ratio of 98.4%. The ratio for 2004 was affected by the abnormally high level of large claims which were relieved in part by the release of equalisation reserves of CHF 241 million. There was no equalisation reserve movement in 2003.

The total investment result increased by 36% to CHF 2 091 million from CHF 1 536 million in 2003. Net investment income rose by CHF 148 million to CHF 1.3 billion, driven mostly by the organic growth of the investment portfolio. Realised gains increased by CHF 407 million to CHF 778 million, due to gains on equities and lower impairment charges in 2004.

Claims from natural catastrophes reduced the result by CHF 0.8 billion after changes in the equalisation reserve, or 5% of premium. In 2003 total natural catastrophe claims for the business group with an individual value in excess of CHF 20 million were CHF 0.3 billion or less than 2% of earned premiums. The increased large claims burden was offset by the continued improvement in the underlying profitability of current business, where the successful renewals in 2003 and 2004 and an unwavering underwriting focus on profitability are now being reflected in the results.

US liability again showed considerable losses from the 1998–2001 underwriting years, with further claims being reported in excess of expectations. Nevertheless, there was positive development in other lines of business and regions and in the more recent underwriting years so that overall the claims ratio improved.

Premiums earned

Premiums earned declined by 8%, in part due to the weaker US dollar (5% in original currencies). Underlying growth in current business was consistent with expectations at the 2004 renewals, but this was more than offset by two key factors. In 2003 Swiss Re reported growth in premiums earned arising from 2002 late reported business from clients; in 2004 late reported business from clients was much lower, resulting in a net reduction in premiums earned of CHF 0.8 billion. Non-traditional premiums declined by CHF 0.8 billion (27%) in 2004 due to treaty cancellations and cession reductions in some large treaties. As clients' balance sheets improve, demand for these large covers drops.

Property's share of the portfolio fell slightly by 1% to 32%. Liability increased its share from 27% to 30%. Motor and accident and health lines declined by 1% and 2% respectively. The share of other business increased by 1% to 16%. These proportions, particularly the liability element, are heavily influenced by the non-traditional portfolio. For the traditional portfolio alone, the weightings have remained stable in original currencies.

Combined ratio

The combined ratio for the business group was 98.4%, unchanged from 2003. This ratio combines the effects of the claims ratio, which improved by 0.9 percentage points; the acquisition cost ratio, which rose slightly by 0.3 points; and the expense ratio, which increased by 0.6 percentage points.

Performance in the 2003 and 2004 underwriting years was in line with Swiss Re's expectations and the indications apparent at renewals. Prices increased in 2003 and remained at attractive levels in 2004, with terms and conditions generally stable, leading to an underlying improvement in the claims ratio for 2004. In contrast, the many large natural catastrophe claims in 2004 produced a higher claims burden, which offset most of the underlying improvement in profitability.

The small increase in the acquisition cost ratio stemmed from non-traditional business; the ratio for traditional business actually declined. The increase in the expense ratio was mainly due to the reduction in premiums earned.

Lines of business

Effective cycle management was the driver of improved underlying performance in all lines. Swiss Re capitalised on its enhancements to its cycle management tools and ability to focus capacity in those segments producing the highest economic returns after the cost of capital. In general, rates remained at satisfactory levels, although there were signs of softening in some property lines during 2004 following excellent underwriting results.

Combined ratio over time



in %
125
100
75
50
25
0
117.5
123.7[1]
104.1
98.4
98.4
2000
2001
2002
2003
2004

[1] Excluding the 11 September event, the combined ratio was 110.5%

The catastrophe events in the second half of the year have put a brake on further declines in catastrophe rates, especially in those markets that were affected.

For Swiss Re, underwriting terms and conditions remained favourable in most lines of business, while profitability was above the average level to be expected over the cycle.

This underlying positive performance was offset by the large natural catastrophe claims in property, engineering and marine, and the adverse development in liability from previous underwriting years.

The growth in premiums earned was significantly influenced by the reduction in non-traditional business in all lines except liability, which showed an increase. Furthermore, the effects of lower prior year premiums impacted all lines. Allowing for these, the traditional business grew in accordance with expectations.

Property

CHF millions	2003	**2004**
Premiums earned	5776	**5163**
Combined ratio (in %)	80.5	**80.1**

Property premiums declined by 11%, or 9% in original currencies. This reduction was largely due to a 47% fall in non-traditional premiums and a significant impact from prior year premiums.

Despite the increased frequency of exceptionally large natural catastrophe claims, property continued to perform well in 2004, with its combined ratio improving to 80.1% from 80.5% due to the positive development for prior year business.

Property business exposed to man-made risks again produced satisfactory results, although the underwriting environment was more challenging: prices declined by as much as 15% in some markets. Swiss Re succeeded in controlling its exposure to the threat of terrorism and continues to play a leading role in urging the industry to take a more active stance on managing exposures to contingent business interruption.

Liability

CHF millions	2003	**2004**
Premiums earned	4726	**4766**
Combined ratio (in %)	116.4	**117.1**

Liability premiums remained stable in Swiss francs but increased by 6% in original currencies. An increase in premiums from non-traditional business and the effect of prior year premiums described above had an impact on this line of business. This line benefited from the highest rate increases during the 2003 and 2004 renewals.

New business pricing, which has strengthened significantly during the past three years, is now reflected in the development of more recent underwriting years, which show considerable improvement. Nevertheless, in line with industry-wide experience, liability business with US exposures reported negative results after taking the impact of the 1998–2001 underwriting years into account, producing an overall combined ratio of 117.1%, of which 23 percentage points are attributable to the prior year impact.

Motor

CHF millions	2003	**2004**
Premiums earned	3 151	**2 700**
Combined ratio (in %)	102.4	**104.2**

Motor premiums fell by 14%; this was largely due to a reduction in the cession rate on non-traditional business. Traditional business decreased slightly.

The combined ratio for motor business rose from 102.4% to 104.2%, reflecting an increase in the expense ratio as a result of a change in the allocation of internal claim adjustment expenses. The long settlement periods associated with motor business mean that, even at this nominal combined ratio, results will still be positive on an economic basis.

Accident

CHF millions	2003	**2004**
Premiums earned	1 150	**739**
Combined ratio (in %)	99.3	**80.2**

Accident premiums fell by 36%, partly due to a drop in non-traditional premiums, and partly to the cancellation of workers' compensation business in the US.

Accident business continued to perform well, with an overall combined ratio of 80.2%. This improvement can be directly attributed to the continued switch away from long-tail traditional workers' compensation covers to short-tail business that covers claims only in the event of a catastrophe.

Premiums earned 2004 by line of business
Total CHF 16.0 billion


16% Other
5% Accident
17% Motor
32% Property
30% Liability

Other lines

CHF millions	2003	**2004**
Premiums earned	2 606	**2 619**
Combined ratio (in %)	100.1	**99.4**

Over 80% of the business classified under "other lines" stems from the marine and engineering lines of business, with some prior year adjustments in the run-off lines of aviation and credit and surety (new business in these lines is written in the Financial Services Business Group).

Both marine and engineering have gone through a comprehensive re-underwriting exercise in recent years, and while the high level of natural catastrophe activity affected both lines of business, underlying margins were sufficiently high for the combined ratio to show an improvement to 99.4% from 100.1%.

Outlook

The outlook for the Property and Casualty Business Group remains positive. The January 2005 renewals indicated a slight softening in rates, but the business group was again successful in securing attractive profit margins.

The renewals also demonstrated that clients value and are prepared to pay for security and quality of service, enabling Swiss Re to achieve superior terms and conditions relative to the market. This differentiation in quality of capacity provides Swiss Re with a powerful competitive advantage and will enable the business group to navigate through a period which may show relatively low growth in business volumes. Excellent cycle management will also be a key prerequisite during this phase and Swiss Re has invested heavily in sharpening these skills. The business group's methods ensure that the quality of risk selection and pricing stays consistent and objective. Furthermore, the business group rigorously controls and monitors pricing benchmarks to allocate capacity to those segments achieving the highest returns after cost of capital. These factors combined will enable the business group to continue producing good results.

CatNet™ – electronic natural hazard atlas

Swiss Re's web-based tool CatNet™ provides business partners with quick and easy access to comprehensive information about worldwide natural hazard data and country-specific insurance information. The interactive natural hazard atlas contains frequently updated information on a variety of natural perils.

One of CatNet™'s key advantages is the built-in search function, which makes it easy to select locations from a set of 650 000 entries. The interactive atlas allows the user to map historical events and hazard intensities for earthquakes, windstorms (Europe), tornadoes (US), tropical cyclones and floods in various locations. As a result, users can build up a clear picture of the risk exposures in particular areas.

In addition, CatNet™ provides specific insurance information for 24 selected countries on a country-by-country basis as well as loss experience and loss potentials. This is complemented by comprehensive event loss and fatalities lists.

The more than 1 000 users of the service are major insurance and broker companies as well as numerous local insurers, banks or investment companies.

China is a major emerging market where Swiss Re obtained a branch licence in 2003. What precisely does Swiss Re have to offer to the Chinese market, particularly with regard to natural catastrophe insurance? One key asset is CatNet™, Swiss Re's online natural catastrophe information platform.





"Natural catastrophe risk is a key challenge and opportunity for China. Swiss Re is well positioned to provide superior assistance in this field."
Agnes Chang, Treaty Underwriting, Swiss Re Property & Casualty, Beijing

Ms Chang, where does Swiss Re stand in China right now?
We have had a branch in China since December 2003 and we are already a leading reinsurer in the market. But what is really exciting about this region is the mid- to long-term outlook. It is no secret that insurance penetration in China is still very low, offering us the huge opportunity to help in shaping the Chinese insurance market.

Why is that?
It is because the demand comes from almost every area. Take natural perils, for example, where we see much of the potential growth. Average annual economic losses from natural catastrophes are estimated at around 3% of China's GDP, but only a tiny share is currently insured. Swiss Re's well-diversified global portfolio and local presence will enable us to respond to the strongly growing need for natural catastrophe capacity.

How does Swiss Re specifically approach natural catastrophe risk in China?
A key element is the availability of data to quantify natural catastrophe risk. We have been conducting extensive research in this field in cooperation with Beijing Normal University and other key players. We make this knowledge available to our business partners in China and globally, for example via CatNet™, Swiss Re's electronic natural hazards atlas available on our website. This extensive know-how is incorporated into Swiss Re's proprietary cat modelling tools, which I have access to here in Beijing as part of our global underwriting systems. Together with the back-up from my catastrophe expert colleagues in Hong Kong and Zurich, we can provide in-depth technical advice to our clients and the Chinese insurance regulator for the design of natural catastrophe insurance and reinsurance products suitable for the Chinese market.

Do you feel you are sufficiently acquainted with the business culture in China?
Yes, I do. The fact that we have a branch gives us proximity to the market, in terms of closer client relationships and better access to relevant information, which is indispensable to assess the risks we cover. We can also talk to the government, giving us the unique opportunity to contribute towards shaping the Chinese insurance industry, which is still very much in an evolutionary phase, not only regarding natural catastrophe risk but also regarding other important issues such as solvency and insurance regulation.

"Coping with potential catastrophic losses requires coverage and pricing structures derived from the best scientific expertise available. Swiss Re's ongoing commitment to our natural perils knowledge base is a cornerstone of our superior service offering to our clients."

Stefan Lippe, Head of the Property & Casualty Business Group





Shanxi province, China

The Chinese province of Shanxi is situated between the Chinese lowlands and the middle reaches of the Huang He river, commonly known as the Yellow River. Approximately 33 million people live in an area of 157 000 km², mainly working in steel manufacturing, mechanical engineering, textiles, chemicals or agriculture. In recent decades, the area around the city of Datong in the north has suffered soil erosion caused by heavy flooding, sustained drought and strong winds.

Life & Health Business Group

The return on operating revenues of 9.1% exceeded the three year average target of 9% and the prior year return of 8.7%, reflecting strong underlying results. The business group extended its successful Admin Re℠ offering with the largest transactions to date in both the US and the UK.

Key business group topics

Admin Re℠

Admin Re℠, one of Swiss Re's key strategic offerings, has developed significantly since 1998. As the model has matured, it has embraced larger transactions: in 2004, it included the acquisitions of the individual life business of CNA in the US for USD 690 million and Life Assurance Holding Corporation Ltd (LAHC), including Windsor Life, in the UK for GBP 333 million. These transactions added considerable scale, with more than five million policies now under Swiss Re's management, approximately four million in the US and one million in the UK.

The market for closed life funds has attracted new entrants over the past year, particularly in the UK. Swiss Re has competitive advantages both from its experience and its knowledge – gained through traditional business – of the types of portfolios available for acquisition. Swiss Re's skills and reputation for excellence in this area have developed over many years, and continue to increase with each transaction.

Admin Re℠ has delivered consistently attractive returns to the business group. Swiss Re benefits from a high degree of diversification across its Admin Re℠ portfolio, with more than 40 individual blocks of business acquired since 1998.

Insurance-linked securitisation

On 21 January 2005, Swiss Re announced that it had transferred the insurance and investment risks from five blocks of US Admin Re℠ business to the capital markets. Through this USD 245 million securitisation, Swiss Re realised a USD 57 million deferred gain on the securitised portion (78%) of the business while retaining the remainder (22%). By transforming insurance risk into a tradeable security, Swiss Re is able to turn assets (present value of future profits) into cash that would otherwise emerge only over time. Transferring risk to the capital markets allows for more effective use of capital:

Life & Health Business Group results

CHF millions	2003	2004	Change in %
Revenues			
Premiums earned	10229	**10205**	0
Net investment income	3085	**3178**	3
Net realised investment gains – participating	0	**51**	
Operating revenues	13314	**13434**	1
Net realised investment gains – non-participating	55	**82**	49
Total revenues	13369	**13516**	1
Expenses			
Claims and claim adjustment expenses; life and health benefits	–9085	**–9331**	3
Acquisition costs	–2479	**–2177**	–12
Other operating costs and expenses	–587	**–704**	20
Total expenses	–12151	**–12212**	1
Operating income	1218	**1304**	7
Operating result (excluding net realised investment gains)	1163	**1222**	5
Management expense ratio (in %)	4.4	**5.2**	
Return on operating revenues (in %)	8.7	**9.1**	

shareholders improve their return on the risks flowing through the balance sheet and the business benefits from a flexible financing system to support growth.

Traditional business

Swiss Re successfully repriced its North American business during 2004 in response to revised economic and mortality assumptions. These revised assumptions are now fully reflected in the pricing of all new business and will have a positive impact on earnings over time.

Alongside the repricing exercise, the business group worked with individual US clients to align underwriting standards more closely to Swiss Re's own philosophy. The business group also makes considerable efforts worldwide to ensure that client underwriting standards adhere to adequate risk management protocols.

In a number of key markets in 2004, Swiss Re launched Life Guide, a new Internet-based version of its established underwriting guidelines and rating information. By the year's end, almost 2 500 underwriting professionals at client companies were benefiting from access to one of the industry's most comprehensive and up-to-date underwriting reference sources. This number is projected to increase to between 8 000 and 10 000 users as Life Guide is deployed in further markets in 2005.

Business group results

The operating result increased by 5% to CHF 1.2 billion in 2004. Excluding currency exchange movements – principally a depreciation in the US dollar – the operating result increased by 9%.

Excluding foreign exchange movements, the life operating result remained stable at CHF 1 049 million. Included in the life result is a provision for tsunami claims of CHF 58 million which was not part of Swiss Re's initial claim estimate for the tsunami. Excluding foreign exchange movements, the health operating result improved by CHF 96 million to CHF 173 million. The business group continues to see year-on-year volatility in the health business and expects this effect to decline gradually as exited health lines are run off.

At 9.1%, the business group's overall return on operating revenues exceeded both its three year average target of 9% and the prior year return of 8.7%. The return for life business declined from 10.3% in 2003 to 9.5% in 2004, reflecting primarily the provision for tsunami claims and higher mortality experience in the US traditional business (CHF 40 million), partially offset by increased returns from Admin Re℠ business.

For health business, the return on operating revenues increased to 7.2% in 2004 compared with 2.5% in 2003. This increase was largely due to positive experience from continuing income protection business, partially offset by higher claims developments in exited lines.

The management expense ratio increased to 5.2% in 2004 from 4.4% in 2003, reflecting the increased volume of Admin Re℠ business and the absence of the one-off savings present in 2003. The expense ratio for Admin Re℠ business, which is fully priced in each transaction, is higher than for traditional reinsurance business, due to the maintenance costs of dealing with individual policyholder records and communications.

At constant exchange rates, acquisition costs declined by 9%, reflecting lower amortisation of the present value of future profits following adjustment of the future profit emergence profile corresponding to current experience.

Premiums earned

Premiums increased by 4% at constant rates of exchange to CHF 10.2 billion, reflecting the contributions of the recent acquisitions of CNA's individual life business in the US and LAHC in the UK. Life premiums increased by 7% at constant rates of exchange to CHF 8.4 billion; health business declined by 8% to

Operating result (excluding non-participating net realised investment gains)

CHF millions	2003	2004	Change in %
Life	1 099	**1 049**	–5
Health	64	**173**	170
Total	1 163	**1 222**	5

Return on operating revenues over time



15 in %
10
5
0
11.6
2.5
9.2
11.1
3.5
9.5
13.8
7.9
9.1
10.3
2.5
8.7
9.5
7.2
9.1
2000
2001
2002
2003
2004
Life
Health
Total

Premiums earned

CHF millions	2003	**2004**	Change in %	At constant exchange rates in %
Life	8263	**8417**	2	7
Health	1966	**1788**	−9	−8
Total	10229	**10205**	0	4

Premiums earned 2004 by region

Total CHF 10.2 billion



9% Rest of the world
26% Europe
65% North America

CHF 1.8 billion, reflecting the continuing run-off of much of this portfolio in North America and the UK. Growth in the main traditional business markets remained low, due to the US pricing review and lower sales of protection business in the UK primary market.

Excluding currency exchange effects, net investment income grew by 9%, largely due to the Admin Re℠ acquisitions in 2004, which increased funds under management by more than CHF 16 billion. This was offset to some extent by continuing low investment yields.

Outlook

In North America and Europe, traditional life reinsurance is expected to grow by 6% per year in the medium term. In the short term, growth in the North American market may be lower, reflecting pressure on cession rates as reinsurance prices increase. Emerging markets, particularly in China and India, should see much higher rates of growth.

Swiss Re's competitive advantages in closed life funds give it significant opportunities for Admin Re℠ transactions offering attractive rates of return. Swiss Re will continue to explore these opportunities in key markets.

Capital market solutions supporting traditional and Admin Re℠ offerings, such as securitisation, will continue during 2005 as part of Swiss Re's strategy of accelerating its balance sheet and controlling risk.

Globally, regulatory and accounting changes continue at a rapid pace. In the short to medium term, this will affect the risk and capital management requirements of primary insurers and influence the ways in which reinsurers can offer support. In this changing environment, the business group will continue to focus on providing specific solutions to clients' evolving needs and improving returns for shareholders.

Admin Re℠

Admin Re℠ is a key solution through which Swiss Re acquires individual closed blocks of in-force life and health business, either through reinsurance or with the purchase of an entire life insurance company. Swiss Re also typically assumes responsibility for administering the underlying policies.

Admin Re℠ allows insurers to release capital and gain access to future profit streams from non-core portfolios. It also increases operational efficiency by removing the need for life insurers to maintain legacy IT and processing infrastructures. Admin Re℠ enables a company and its shareholders to exit a line of business and redeploy the resulting capital and available resources to core operations or new ventures.

Swiss Re has acquired more than 40 blocks of business since 1998, with over five million policies – spanning a range of product types – and assets in excess of CHF 33 billion under management (as at 31 December 2004).

Admin Re℠ is a core offering of Swiss Re. Pioneered in the US, Admin Re℠ allows Swiss Re to optimise its allocation of capital and enables insurers to release capital from non-core operations.





"Swiss Re's experience in Admin Re℠ transactions is supported by our financial strength and understanding of what makes this type of business sustainable in the long term."
Donna H. Kinnaird, Admin Re, Swiss Re Life & Health, Armonk (left)
Dean Miller, Admin Re, Swiss Re Life & Health, London (right)

Mr Miller, why is Swiss Re the leader for this type of transaction?

Our unrivalled history and understanding of this highly specialised business set us apart from other players entering this field. We have many years' experience of structuring these transactions, securing regulatory approval, converting administrative systems and managing books of business in run-off. Our leadership in this field derives from our strong understanding of local market products, our capacity for swift due diligence and our expertise in compliance, regulation, tax and employment issues.

Ms Kinnaird, when did Swiss Re undertake its first Admin Re℠ transaction, and how has Admin Re℠ developed since then?

Swiss Re first offered the Admin Re℠ solution in 1998. Since then we have steadily added to this portfolio. Each new block of business allows us to develop our knowledge, making subsequent transactions run more smoothly and helping us to focus more sharply on possible integration challenges.

Mr Miller, why was the UK acquisition of Life Assurance Holding Corporation (LAHC) so significant?

LAHC was of major strategic importance. We added a substantial block of in-force business to our portfolio, but also acquired a robust administration operation and an experienced team of people. This has accelerated our ability to build on our UK portfolio with larger and more complex transactions.

Ms Kinnaird, why does Swiss Re want to increase its portfolio of Admin Re℠ business?

Admin Re℠ provides an important alternative source of earnings – over extended periods of time – against periods of slower growth in traditional life reinsurance. Its profitability is typically steady and predictable, complementing and affording further stability to our overall life and health business.

Mr Miller, what are the prospects for further Admin Re℠ deals?

The increasing consolidation and disaggregation of non-core lines of business amongst primary insurers offers significant opportunities for Swiss Re. In the US, the outlook for further transactions remains positive; in the UK, the number of closed life portfolios, with total assets of close to GBP 200 billion, also offers significant potential. Swiss Re's experience in Admin Re℠ transactions is supported by its financial strength and understanding of what makes this type of business sustainable in the long term. This final point is critical to the success of the business: to preserve the profitability of the in-force business, we must provide security to policyholders, delivering all of their contractual benefits, fairly and properly.

"A sound understanding of current mortality and associated trends is critical to ensuring that we write risks on a sustainable basis for our clients and shareholders."

John Fitzpatrick, Head of the Life & Health Business Group





Paris marathon, France

35 000 people joined the starting line for the 2004 Paris marathon. The positive attitude displayed by these runners towards their health is not, however, a global trend. Lifestyle is one of the factors that, in recent years, has led to increasing obesity in many parts of the world. The possibility that the mortality improvements of recent decades could have been higher, without the increase in obesity, is too significant to ignore.

Financial Services Business Group

Continued improvement in operating performance, complemented by higher investment returns, produced growth of 25% in operating income.

Business group results
The Financial Services Business Group reported operating income of CHF 695 million, compared to CHF 558 million in 2003. Premium business was the main contributor to this improvement. The capacity selectively deployed in the most attractive markets and products led to an excellent combined ratio for the traditional premium business of 92.9%, below the 95% three year average target. Fee business produced a return on total revenues of 12.9%, compared to 14.7% in 2003.

Total revenues were CHF 4.6 billion, up 9%, after adjusting for the effects of currency movements. Premium business recorded growth in revenues of 9% to CHF 3.9 billion. Fee business revenues net of acquisition costs were CHF 687 million, down 12% compared to 2003.

Premium business
Premium business reported an operating income of CHF 608 million, up 28% compared to 2003. The combined ratio of traditional business was 92.9%, compared to 94.7% in the previous year. Aviation, credit and property reinsurance contributed positively to this excellent combined ratio. The casualty combined ratio improved, although it has not yet reached a satisfactory level.

Credit business benefited from a continuation of its strong underwriting record and a favourable credit environment. The corporate risk business produced an attractive return thanks to active cycle management in all segments.

Premiums earned grew by 4% (8% excluding currency exchange effects). This is above the three year average target of 3%. This increase was largely driven by cautious growth in casualty, property and credit and surety, partly offset by lower premiums earned in aviation, principally in the facultative airline market. Non-traditional premium volume also increased due to new business written.

The total investment result was CHF 507 million, compared to CHF 358 million in

Financial Services Business Group results

CHF millions	2003	**2004**	Change in %
Revenues			
Premiums earned	3102	**3247**	5
Net investment income	319	**333**	4
Net realised investment gains	39	**179**	>250
Trading revenues, fees and commissions	895	**793**	–11
Total revenues	4355	**4552**	5
Expenses			
Claims and claim adjustment expenses	–2285	**–2379**	4
Acquisition costs	–586	**–628**	7
Operating costs	–926	**–850**	–8
Total expenses	–3797	**–3857**	2
Operating income	558	**695**	25
Premium business, traditional			
Combined ratio (in %)	94.7	**92.9**	
Fee business, excluding proprietary asset management			
Return on total revenues (in %)	14.7[1]	**12.9**	

[1] Total revenues are net of acquisition costs; the 2003 figure gross of acquisition costs was 13.3%

2003, mainly driven by an excellent contribution from realised gains on equities.

Premium business trading revenues, fees and commissions were CHF 126 million, compared to CHF 88 million in the prior year, driven largely by a rise in mark-to-market valuation from the portfolio credit default swap book as spreads tightened.

Claims and claim adjustment expenses were CHF 2.4 billion, which represents an increase of 9%, adjusting for currency exchange effects. Claims experience was favourable for aviation and credit and surety, but this was offset by heavier claims activity in casualty and property. Casualty performance nevertheless improved, although it continued to suffer from losses incurred by the pharmaceutical and financial services industries. Property remained satisfactory overall although the impact from natural catastrophes was more pronounced than in 2003.

Acquisition costs were CHF 628 million, compared to CHF 559 million in 2003. The increase is mainly due to premium growth and higher profit commissions, reflecting the improved profitability of the business.

Operating costs were CHF 250 million, compared to CHF 225 million in 2003. This is mainly due to the full year effects of increases in resources in 2003. These resources were added to take advantage of attractive market conditions across the premium businesses.

Premium business

CHF millions	2003	**2004**	Change in %
Revenues			
Premiums earned	3097	**3232**	4
Net investment income	319	**331**	4
Net realised investment gains	39	**176**	>250
Trading revenues, fees and commissions	88	**126**	43
Total revenues	3543	**3865**	9
Expenses			
Claims and claim adjustment expenses	−2285	**−2379**	4
Acquisition costs	−559	**−628**	12
Operating costs	−225	**−250**	11
Total expenses	−3069	**−3257**	6
Operating income	474	**608**	28
Traditional business			
Combined ratio (in %)	94.7	**92.9**	

Premiums earned 2004 by line of business

Total CHF 3.2 billion



17% Aviation
18% Property
27% Credit and surety
21% Casualty
17% Non-traditional

Premium business, traditional – combined ratio over time



200 in %
150
100
50
0
183.2
116.0
94.7
92.9
2001
2002
2003
2004

Fee business

Operating income from fee business was CHF 87 million in 2004, up 4% compared to 2003. The return on total revenues, excluding proprietary asset management, was 12.9% in 2004, compared to 14.7% in the prior year.

Total revenues net of acquisition costs were CHF 687 million, compared to CHF 785 million in 2003. Excluding proprietary asset management and adjusted for currency effects, net revenues were 8% lower than in 2003. The credit and asset backed as well as insurance-linked securities businesses contributed strong growth to total revenues, above the three year average target of 10% for the fee business. This excellent result was partially offset by trading losses associated with lower market volatility in the second half of 2004. The niche equity brokerage and corporate finance markets in which Fox-Pitt, Kelton operates suffered from lower activity in 2004, and this also reduced income.

Fees for proprietary asset management fell by 7%, reflecting the full impact of the cost savings achieved by Swiss Re Asset Management from the restructuring in 2003.

Worldwide third party assets under management grew from USD 47 billion to USD 52 billion, an increase of 11% over 2003. Third party fee income grew on a like for like basis by over 9% to CHF 66 million. Growth was partially offset by the disposal of non-core asset management operations in 2003.

Acquisition costs totalled CHF 31 million in 2004. These costs are related to trading activities and are netted with the corresponding revenues.

Fee business

CHF millions	2003	**2004**	Change in %
Revenues			
Premiums earned	5	**15**	200
Net investment income		**2**	
Net realised investment gains		**3**	
Trading revenues, fees and commissions	807	**667**	−17
Total revenues	812	**687**	−15
Expenses			
Claims and claim adjustment expenses			
Acquisition costs	−27		
Operating costs	−701	**−600**	−14
Total expenses	−728	**−600**	18
Operating income	84	**87**	4
Excluding proprietary asset management			
Return on total revenues (in %)	14.7[1]	**12.9**	

[1] Total revenues are net of acquisition costs; the 2003 figure gross of acquisition costs was 13.3%

Return on total revenues excluding proprietary asset management



25 in %
0
-25
-50
-45.4
3.4
14.7
12.9
2001
2002
2003
2004

Operating costs were CHF 600 million. Adjusting for currency effects, operating costs were 12% lower than in 2003. This is due to cost savings in proprietary asset management and lower variable costs in fee business.

Conning:
Asset management, research and consulting

Conning is an insurance specialist recognised as a leading provider of both strategic insurance research and full-service investment management. In the US, Conning is the third largest insurance asset manager. This success is now being leveraged in the UK and Europe. Today, as a global source of asset management and research services, Conning has offices in the United States, London and Dublin. Conning has been a member of the Swiss Re Group since July 2001.

Conning's insurance expertise starts with Conning Research&Consulting, a provider of independent insurance research focused on the US insurance industry. Conning Asset Management levers its insurance knowledge and expertise to provide customised, full-service third party asset management.

Conning's three core investment management offerings include portfolio management, insurance advisory and investment accounting services. Portfolio management services include US and Canadian dollar, euro and British pound capabilities focused on fixed income and enhanced indexed equities, with select alternative investment offerings such as an insurance-linked securities fund. Insurance advisory services are delivered by an expert team that is committed to providing global asset liability management and dynamic financial analysis. Conning's in-depth investment accounting and reporting services are available globally. This combination of tailored offerings and high-quality service provides Conning's insurance clients with comprehensive, broad-based expertise.

Conning Asset Management has experienced strong growth in clients and assets under management, with 2004 being one of its best years for winning new business. As of 31 December 2004, the company served more than 125 clients extending from the US to Canada, Bermuda, the UK, Continental Europe and Japan. Conning's global assets under management have grown to USD 48.5 billion with an additional USD 13.6 billion accounted for as advisory services. Accounting and reporting services were provided on another USD 34.2 billion, bringing total client assets serviced to USD 96.3 billion.

Conning's growth of assets under management


USD billions
50
40
30
20
10
0
25.0
31.0
39.2
48.5[1]
2001
2002
2003
2004

[1] 2004 assets are global (US: USD 47.4 billion; rest of world: USD 1.1 billion). Prior years are US only


CONNING

Outlook

The Financial Services Business Group expects continued improvement in operating performance in 2005.

Overall the premium business should continue to produce strong underwriting results, assuming that large claims are within expected levels. Indications from the January renewals show that premium growth may slow in 2005, given the business group's stringent underwriting requirements and general market conditions. This should be partially offset by business expanding where relative returns are higher, and by expanding the business group's presence in emerging markets, particularly in Asia.

Competition in the property market is expected to exert continued pressure on rates, however pricing should remain at favourable levels in most industry segments. The business group believes that casualty market rates will remain stable at attractive levels. Swiss Re's underwriting stance is expected to result in continued loss of business in certain sub-segments (eg the pharmaceutical and financial services industries). Swiss Re expects general aviation and product manufacturers' premiums to stay at current levels or increase, whereas airline premiums may decrease further if favourable claims experience continues. Credit and surety should benefit from the ongoing favourable credit environment.

The portfolio credit default business is not expected to contribute to earnings in 2005 to the same extent as in 2004, but this will be offset by increased earnings in premium business as the full effects of improved pricing and stronger terms and conditions in recent years become evident.

The business group expects further improvement in profitability for fee business, along with a return to growth in the trading and advisory product lines.

The insurance-linked securities sector has started well in 2005 as new and repeat issuers continue to utilise the capital markets to cede peak natural catastrophe risk. A major trend is the extension of capital market solutions to the life insurance markets. Issuance of life securitisations exceeded natural catastrophe deals in 2004 and we expect this trend to be repeated in 2005.

Insurance-linked securities

Insurance securitisation is a good risk-transfer mechanism and means of increasing capital efficiency. An embedded value life securitisation monetises the present value of expected future profits. Risks embedded in future life profits include mortality, lapse (non-payment of policy premiums), and investment risks, all of which have a historical basis for analysis.

Life securitisation transactions to date have been motivated by a need for efficient capital management, most notably in connection with "closed blocks" of business from demutualised companies. These transactions amount to approximately USD 2.6 billion in total issuance so far.

In January 2005, Swiss Re completed a USD 245 million securitisation of life insurance policies. The asset backing the securitisation is the expected future profit from five blocks of life insurance business previously acquired by Swiss Re through Admin Re℠ transactions. Additionally, in December 2003 Swiss Re underwrote the first ILS linked to extreme mortality risk. Swiss Re received mortality protection from Vita Capital Ltd, which in turn issued USD 400 million of notes to collateralise its obligation to Swiss Re. Investors in the Vita Capital notes are exposed to principal loss if the mortality index value in any one of the calendar years in the four year risk period reaches or exceeds 130% of the baseline index value in 2002.

The securitisation of life business continues to play a prominent role in Swiss Re's insurance-linked security (ILS) strategy. Investor interest remains strong, underscoring the potential of this market.

Mr Ozizmir, what are Swiss Re's aims in the life securitisation market?

I see our aims as two-fold. One objective is to transfer peak risks arising from extreme mortality events, such as pandemics or terrorist attacks, to the capital markets. Our other objective is to optimise capital efficiency. The way we do the latter in our life business is by focusing on embedded value securitisations, in other words, monetising the value of future profits of the underlying insurance life policies. This also ties in with our strategy to expand our activities in Admin Re℠, which involves the purchase by Swiss Re of closed blocks of life and health insurance business. Using ILS complements our other sources of financing for these transactions and helps us to provide attractive returns to our shareholders and a constant supply of interesting investment opportunities to the capital markets.

How are the markets reacting to this business?

The reaction to date has been very positive. This is partly due to ILS being uncorrelated with the equity markets or fixed income asset classes, which makes many investors see it as an ideal way to diversify their portfolios. Furthermore, as confidence grows, we are able to lengthen the term of our cover to between three and five years and even longer on occasion.

As we aim to widen the scope of our ILS business, we have started to offer out higher return layers to the markets. In doing so, we are effectively broadening our investor base. We are also seeking to use ILS for other high-volume lines of business. At this juncture, one of our main challenges lies in successfully expanding the scope of our ILS activities.




"Investor confidence in ILS is rising in tandem with the expansion of our activities in the sector. That is good for business."
Dan Ozizmir, Capital Markets, Swiss Re Financial Services, New York

Why are you increasing your participation in the ILS market?

Our motivation is simple. As the sector grows we are seeing more opportunities emerging, these opportunities fit in with our business strategy. As a result we are actively increasing our transaction volume to respond to both the demand by sponsors and institutional investors.

How would you like to see the ILS market develop in the near future?

I would like to see it continue on its current path. What we need is a growing and fluid marketplace demonstrating a lively demand across the board for these types of securities. As long as these conditions prevail we can transfer risk and free up capital for more profitable business. The evolution of the market hitherto points to a very positive outlook for ILS.

"Our expertise in capital markets solutions including securitisation, combined with sophisticated risk underwriting, provides an integrated and cost efficient product offering to our clients."

Jacques Aigrain, Deputy CEO and Head of the Financial Services Business Group





London financial district, United Kingdom
The City of London is one of the leading financial centres in the world and is home to more than 1 000 international banks, insurance companies and broker houses. Over 300 000 people commute daily to the City which is located between St Paul's Cathedral and Mansion House. Swiss Re's landmark building, opened in April 2004 in the City, is the first ecologically sustainable high-rise in London.

Risk and capital management

Risk and capital management are key to Swiss Re's business. Risk management monitors the amount of capital required to support risk-taking activities. Capital management monitors the level of capital available to support Swiss Re's risk landscape. Swiss Re's main objectives for capital and risk management are to ensure controlled risk taking, ongoing adequate capitalisation and to maintain sufficient financial flexibility to profit from attractive business opportunities.

Risk management

Controlled risk taking requires a strong risk management organisation and comprehensive risk management processes to identify, assess and control the Group's risk exposures.

Risk management principles

At Swiss Re, risk management is based on four guiding principles that are applied throughout the Group:

- Controlled risk taking: financial strength is important to Swiss Re's business. The Group's overall risk limits are clearly defined. Within these limits risk-taking activities are directed towards businesses that provide shareholders with attractive risk-adjusted returns.
- Clear accountability: Swiss Re operates on the principle of delegated authority. Business units are accountable for the risks they take and their incentives are aligned with Swiss Re's overall business objectives.
- Independent risk management function: to avoid conflicts of interest, risk-taking activities have independent oversight.
- Open risk culture: risk transparency and responsiveness to change are integral to Swiss Re's risk control process which is designed to effectively facilitate timely risk mitigation. Swiss Re has institutionalised processes to facilitate risk management knowledge sharing at all levels.

Risk management organisation

The ultimate responsibility for the Swiss Re Group's risk management principles and policies lies with the Board of Directors, which is also responsible for approving Swiss Re's overall risk tolerance. The Board committees that deal with risk management issues include the Finance and Risk Committee, the Investments Committee and the Audit Committee.

The Group Executive Board is responsible for the operational implementation of the risk management framework. The following committees address risk management matters at Executive Board level:

- The Executive Board Committee decides on urgent business matters between Executive Board meetings, approves significant transactions and establishes principles for dealing with catastrophe and accumulation risks.
- The Group Capital and Capacity Allocation Committee is responsible for allocating capital and capacity, approving strategic asset allocation and any changes to internal risk and capital methodology.
- The Group Products and Limits Committee determines the Group's product policy and standards, grants reinsurance and counterparty credit risk limits and decides on large or non-standard transactions.

Within the Executive Board Committee the Chief Financial Officer (CFO) is responsible for the business planning process and strategic asset allocation. Responsibility for implementing the risk management framework across the Group lies with the Chief Risk Officer (CRO). The CRO leads the Group-wide risk management function, which includes Group Risk Management and the risk management departments in each of the business groups (see Figure 1).

Group Risk Management is the department, within Risk & Knowledge Division, responsible for creating transparency, at Group level, of the risks assumed through Swiss Re's business origination and investment activities. It does not execute business; it sets risk management guidelines and standards based on best practice. It also develops risk measurement and risk aggregation techniques as well as managing risk reporting, risk aggregation and risk steering at Group level.

Each business group has a dedicated Chief Risk Officer. The business units implement the relevant Group guidelines, adhering to limits and procedures as well as managing data in the reporting process.

In addition to the committees at Executive Board level, the Group Risk Management Committee is the platform through which the CRO coordinates risk management activities Group-wide.

Group Internal Audit monitors the execution of risk management processes within the Group.

Swiss Re's risk landscape

At Swiss Re, risk management considerations are an essential dimension of strategic planning and an integral part of the management discipline exercised by the Executive Board and the Board of Directors. In addition to strategic risks, Swiss Re distinguishes three types of risks: core risks, operational risks and other risks (see Figure 2).

Core risks are split into three broad categories:

- Insurance risk is the risk of incurring a financial loss as a result of a property, casualty, life or health insurance event.
- Financial market risk is the risk of assets and/or liabilities being negatively impacted by changes in financial market risk factors, such as equity market prices, interest rates, credit spreads, foreign exchange rates or real estate prices.
- Credit risk is the risk of incurring a financial loss due to adverse changes in the creditworthiness of counterparties of Swiss Re and/or third parties.

The risks classified under Operational risks and Other risks are ancillary and arise as a consequence of undertaking business.

Operational risk is the risk of incurring a direct or indirect loss due to inadequate or failed internal processes, people, systems, external events or non-compliance with regulation resulting in regulatory penalties or a total or partial inability to operate properly.

Other risks comprise:

- Funding and liquidity risk is the risk that Swiss Re is unable to meet its short-term financial obligations or to raise funds in the markets to finance its commitments at a reasonable cost.
- Reputational risk is the risk that a particular event or behaviour will affect Swiss Re and negatively impact stakeholders' perception of the Group, thus impairing its ability to operate effectively.

Funding and liquidity risk may result from larger than expected cash outflows or smaller than expected cash inflows and a restricted ability to raise short-term funds. In addition, sudden liquidity requirements may arise if covenants are triggered under specific adverse circumstances, requiring the collateralisation of debt obligations and third party guarantees with assets of a specified quality.

Figure 1: **Risk management – overview of Swiss Re's key bodies and functions**


Board of Directors
Group Internal Audit
Chief Executive Officer
Chief Risk Officer
Chief Financial Officer
Group Risk Management
Property & Casualty BG
Chief Risk Officer
Life & Health BG
Chief Risk Officer
Financial Services BG
Chief Risk Officer

Figure 2: **Categorisation of Swiss Re's risk landscape**


Core risks
Operational risks
Other risks
Insurance
Property and casualty
Life and health
Financial market
Equity market
Interest rate
Foreign exchange
Credit spread
Real estate
Credit
Credit migration
Credit default
People
Processes
Systems
External
Funding and liquidity
Reputational

Maintaining an impeccable reputation is key to Swiss Re. Reputational risk is mitigated by adhering to clear values supported by the Group Code of Conduct; by processes that facilitate early identification of risks and problem areas; by clearly stated performance expectations and risk tolerance; and by fostering an open information culture.

Integrated risk modelling

Swiss Re has developed its own internal integrated risk model, which is used to determine the amount of capital required to support the risks on Swiss Re's books and to allocate overall risk-taking capacity to specific lines of business. The model is continuously reviewed and relevant new techniques and insights are included to reflect prevailing best practice.

Swiss Re's model is based on two important principles. Firstly, an asset liability management (ALM) approach to assess risk, measuring its net impact on the economic value of both assets and liabilities, is used. Secondly, the impact of risk is measured on an integrated basis, taking into account the fact that a single risk factor can impact different sub-portfolios and different risk factors can exhibit dependencies.

Based on these principles, it is possible to obtain the probability distribution for the Group's annual economic profit and loss, specifying the likelihood that profit or loss will fall within any given range. From this distribution a base capital requirement is derived that captures the potential for severe, but rare, aggregate losses over a one-year time horizon. The base capital requirement is then compared with available capital to determine the adequacy of Swiss Re's capitalisation (see Capital management, page 52).

Various statistical measures can be used to summarise the risk distribution and define the base capital requirement. One widely used measure is the 99% Value at Risk (VaR): a maximum loss that will be exceeded in only one year out of a hundred. In addition to the overall Group 99% VaR, Table 1 gives the standalone 99% VaR for property and casualty, life and health, financial market, credit, and funding and liquidity risks. This clearly shows the diversification effect: the base capital requirement for the entire portfolio is smaller than the sum of the base capital requirements for the individual sub-portfolios.

Swiss Re's overall risk exposure remained stable between mid 2003 and mid 2004. Exposure to market risk increased by 36%, primarily because of increased equity exposure from expired hedge positions that were not renewed, as well as increased corporate bond investment. Swiss Re's exposure to life and health, credit, and funding and liquidity risk decreased between mid 2003 and mid 2004. The decrease in life and health risk was primarily due to the impact of the fall in the US dollar on the large portfolio of US dollar-denominated life business, together with the Vita transaction, which was Swiss Re's first mortality index-linked security issued in the second half of 2003. Credit risk declined mainly because of the improved outlook for credit markets, particularly the reduction in estimated default rates. The funding and liquidity risk reflects risks with respect to Swiss Re's use of letter of credit (LoC) facilities. This risk arises from collateralisation obligations linked to Swiss Re's net asset value falling below a predefined threshold. This risk has decreased as Swiss Re's financial strength has improved. More generally, in 2004 Swiss Re was able to lock in significant multi-year LoC capacity at attractive terms thereby extending the duration of its LoC capacity substantially.

In addition to the 99% VaR, Swiss Re considers other statistical measures. One such measure is the so-called 99% expected shortfall. While 99% VaR measures the maximum loss that will be exceeded in only one year out of one hundred, 99% expected shortfall measures the average of losses that occur with a frequency of less than once in one hundred years. The 99% expected shortfall is a more conservative risk measure. Based on mid 2004 exposure data, the Group's 99% expected shortfall amounted to CHF 15.5 billion.

Stress scenario analyses complement the integrated risk model by providing information on the economic implications for Swiss Re if certain adverse situations arise. Some of these analyses appear in the following sections. For insurance, the impact of rare insurance events is shown. For financial markets and credit, the results of fairly well established scenarios that are more likely to occur have been chosen to facilitate comparison with other companies.

Risk management per core risk category

Risk appetite and risk tolerance at Group level are defined by a set of limits and the annual Group plan that is approved by the Executive Board and the Board of Directors. The allocation of capacity to lower levels is carried out by the relevant Group or business group bodies.

Insurance risk management

Property and casualty risk arises from the underwriting activities of the Property & Casualty and Financial Services business groups. The main exposures stem from the property, casualty, marine and aviation lines. Limits to prevent excessive exposure to any individual risk factor or to the same underlying risk (eg California earthquake, product liability for a specific company, etc) are monitored Group-wide and supported, where necessary, by a Group-wide clearing system. In addition, each underwriter is set limits per treaty programme and single risk. For exceptions there are well defined escalation procedures at various levels up to the Group Product and Limits Committee.

These procedures and limits define the underwriting process and are laid down in the Group Non-Life Reinsurance Underwriting Guidelines which are approved by the Group Product and Limits Committee. Further instructions at business group and divisional level complement the guidance for all risk takers.

The Chief Underwriting Office within the Property & Casualty Business Group is responsible for Group-wide reporting of property and casualty risks. The various underwriting systems across the Group permit timely reporting on risks assumed and regular monitoring of capacity usage. The Chief Underwriting Office, with its product management units, plays a major role in actively managing property and casualty risks by proposing the annual renewal strategy and closely monitoring renewal business. Where appropriate, Swiss Re also uses insurance-linked securities, retrocession and risk swaps as a means of balancing its portfolio.

Table 1: **Base capital requirement using one year 99% VaR**

CHF billions	Mid 2003	**Mid 2004**	% change
Property and casualty	5.4	**5.5**	2
Life and health	1.9	**1.7**	–11
Financial market	3.6	**4.9**	36
Credit	2.1	**1.7**	–19
Funding and liquidity	1.1	**0.7**	–36
Simple sum	14.1	**14.5**	
Diversification effect	3.8	**4.3**	
Swiss Re Group	10.3	**10.2**	–1

Table 2 reports the expected discounted claims for each natural catastrophe loss event on a pre-tax basis, after allowing for retrocessions, risk swaps and securitisations. The figures take into account the fact that an event can trigger claims in various lines of business.

Table 2: **Natural catastrophe stress tests**

Estimated economic impact of loss events in CHF billions as of 31 December 2004	
European windstorm (200 year return period)	–3.0
Atlantic hurricane (200 year return period)	–2.0
Japanese earthquake (200 year return period)	–1.8
California earthquake (200 year return period)	–2.3

Life and health risk is assumed through underwriting activities focusing on mortality covers and acquired life run-off business (Admin Re℠ business). Local business units can accept business within agreed limit structures which would include per life retention limits for individual business, maximum market exposures for life and health catastrophe business and occupational scheme aggregation limits, designed to limit exposure in single locations. Any business that falls outside the specified limits must be approved by the business group. It is assisted in this task by Life Risk Management, which independently reviews and assesses large and non-standard transactions and new product referrals.

The main procedures and limits are laid out by Life Risk Management in the Group Life & Health Reinsurance Guidelines that also include Pricing Framework Guidelines and Product Best Practice Guidance Notes. These give detailed guidance on pricing methodology and minimum return targets; they also provide critical success factors for product design carried out at business unit level.

Reporting is done on a regular basis at all levels, including effectiveness of the control environment as well as key risk and performance indicators. The Risk Management Committee and the Chief Risk Officer of the Life & Health Business Group are responsible for risk steering and ensuring that an adequate and effective system of internal controls is maintained and that key risks in the business group are managed and controlled to an acceptable level. The Vita index-linked security transaction, for example, was arranged to provide protection against extreme mortality events.

The estimated pre-tax claims in the life and health scenario (Table 3) are based on the average sum insured. It is assumed that excess mortality is evenly spread across the population, which does not allow for the typically lower mortality experienced among the insured population.

Financial market risk management
Financial market risk arises primarily from Swiss Re's Proprietary Asset Management unit (PAM), the interest rate sensitivity of the present value of liabilities and the capital markets trading activities of the Capital Management and Advisory business sector (CMA). The overall risk limits framework is defined by the Group Capital & Capacity Allocation Committee (GCAC) which sets, generally on an annual basis, the strategic asset allocation benchmark for the PAM portfolio. The framework includes a combination of VaR, shortfall, stress testing and exposure limits for specific asset classes. The framework may include some reserve capacity delegated to the CFO and CRO that can be used in exceptional circumstances without the prior approval of, but requiring subsequent notification to, the GCAC. CMA and PAM then translate this limits framework for their own activities, generally incorporating a much more granular set of risk limits to their business. For instance CMA uses a 10 day 99% VaR to limit and monitor its financial market risk on a daily basis (see page 51 for more details). Minimum standards for the management of financial market risk are specified in the Market Risk Guidelines.

These are supplemented by Derivative Guidelines, Investment Guidelines and business specific guidelines.

Financial market risk is identified using a risk inventory of the various risk factors that each business unit is exposed to. Each business group is responsible for measuring the financial market risk arising from their own activities; the results are captured in the Market Risk Aggregation & Reporting System (MARS), which is also used for risk modelling and risk reporting at Group level. The Asset Liability Management report summarises financial market risks at Group level. Risk reporting in PAM is done on a weekly basis, while a combination of daily and weekly risk reporting is done in CMA. These reports are the primary tools used to track exposures and monitor usage of limits.

Table 3: **Life insurance stress test**

Estimated economic impact of loss event in CHF billions as of 31 December 2004	
Mortality (300 000 excess deaths in the US)	–1.8

Table 4: **Market scenarios**

Estimated economic impact of scenarios in CHF billions as of 31 December 2004	
30% fall in global equity markets	–2.4
100 bp increase in global yield curves	0.3
15% fall in global real estate markets	–0.6

Table 5: **Credit scenarios**

Estimated economic impact of scenarios in CHF billions as of 31 December 2004	
Rating migration comparable to experience of 2001	–0.2
Default rate increase comparable to experience of 2001	–0.4
Deterioration of recovery levels comparable to experience of 2001	–0.2
Combined effect	–0.8

Limits are monitored by the risk management function embedded within each business unit. The limits are reported to the head of the business unit who is also ultimately responsible for risk steering. The business unit heads seek to optimise their respective portfolios within their limits including the use of cash and derivative instruments.

All figures in Table 4 depict the pre-tax impact of market scenarios on available economic capital. The equity scenario includes traded equities, private equities, equity derivatives, Guaranteed Minimum Death Benefit products and funding obligations arising from equity holdings in Swiss Re pension funds. The interest rate scenario depicts the net economic impact on assets and liabilities from a rise in interest rates. Real estate exposure includes investments in real estate and own-use property.

Credit risk management

Credit risk exposure within the Group arises directly from Swiss Re's investment activities and from business sources, comprising the portfolio of assets or liabilities underwritten directly by the various business units. Swiss Re distinguishes between three kinds of exposure: the risk of issuer default from instruments in which Swiss Re invests or trades, eg corporate bonds; counterparty exposure in a direct contractual relationship, eg retrocession or OTC derivatives; and portfolio exposure from risk transferred to Swiss Re with no direct contractual relationship, eg trade credit and surety reinsurance business. All contribute to an overall credit risk portfolio governed by Group Credit Risk Guidelines that are approved by the GCAC.

The guidelines include a framework of limits determined by the nature of the underlying activity generating the exposure and by a detailed assessment of the counterparty's financial strength, the prevailing economic environment, industry position and qualitative factors. This assessment generates an internal counterparty specific rating in one of 20 categories. Swiss Re constantly monitors counterparty credit quality and exposures, compiling cases that merit particularly close attention into specific "watch lists".

The reporting process is supported by the Group Credit Risk Exposure Reporting, Management and Information Tool (GERMIT) that contains all relevant information including counterparty details, ratings, credit risk exposures, credit limits and watch lists. It is accessible by all key credit practitioners in the Group, thus providing essential transparency to allow for the successful implementation of active exposure management strategies for specific counterparties, industry sectors and geographic regions.

The figures in Table 5 report the estimated pre-tax impact of credit scenarios on available economic capital. For instance the default scenario shows estimated additional (unexpected) losses due to adverse default rate changes. In general the modelled scenarios are based on a credit environment development similar to 2001, which was the worst credit experience of the past ten years. This period also reflects the changes in credit markets due to the increased use of credit derivatives.

Operational risk

Exposure to operational risk is an inevitable consequence of doing business. Operational risk management at Swiss Re focuses on early identification, prevention, mitigation and timely reporting. The most important management method is a system of risk and control self assessments which provides an overview of the risks embedded in the organisation or originating from external sources together with the related mitigation and control measures. In this respect Swiss Re's corporate culture of integrity, personal responsibility, openness and learning is an important component of operational risk management.

Operational risk is managed as close to its source as possible: it is primarily the responsibility of line management, supported by a network of risk management professionals at each organisational level from division to Group. This management network is coordinated by Group Operational Risk Management, which is also responsible for defining guidelines and setting standards.

Other operational risk management functions include: compliance, ie monitoring adherence to relevant legislation and regulations as well as the Group Code of Conduct; the IT security function, protecting Swiss Re's critical IT systems and applications; and business continuity management and security, ensuring optimal operational reliability.

Swiss Re is in the process of broadening and deepening the scope of its operational risk reporting. This will reinforce process alignment and common data structures across the Group. The aim is to introduce a Group-wide management in-

Capital Management and Advisory: Back-testing of trading Value at Risk

Capital Management and Advisory (CMA) is exposed to market risk through trading in financial products where the underlying risk factors may include equity risk, interest rate risk (including spread risk), currency risk and commodity price risk. In this area Value at Risk (VaR) is one of the primary tools used for setting trading limits and steering the overall portfolio. Overall limits are delegated down to each trading desk, depending on the market outlook and available opportunities. These limits are monitored daily by Market Risk Management to ensure that risk taking remains within the defined range of risk appetite.

The CMA business sector monitors its VaR at a 99th percentile level using a 10 day time horizon. This means that, assuming a static portfolio over 10 days, there is a 1% chance that losses will exceed VaR.

Daily market risk related revenue back-testing through 31 December 2004


10 USD millions
5
0
-5
-10
Jan 04 Feb 04 Mar 04 Apr 04 May 04 Jun 04 Jul 04 Aug 04 Sep 04 Oct 04 Nov 04 Dec 04
One day 99% VaR
Daily profit and loss range

The chart above compares market risk related revenues to the one day VaR (calculated by scaling back the 10 day VaR). It shows that there were no back testing exceptions in 2004.

Daily market risk related revenue as of 31 December 2004


80 Number of trading days
60
40
20
0
<(4) (4)<>(3) (3)<>(2) (2)<>(1) (1)<>0 0<>1 1<>2 2<>3 3<>4 >4
Daily profit and loss range
USD millions

The chart above shows the number of days on which market risk related revenues fell within particular ranges. Daily revenue was positive on 59% of the trading days during the year. The average daily revenue was USD 0.3 million and the largest daily loss was USD 3.9 million.

formation system that allows reporting along the same governance structure as with the core risk categories.

Capital management

Capital management, like risk management, is one of Swiss Re's key tasks and is based on the following guiding principles:

- ensure that the Group is adequately capitalised at all times and able to maintain financial strength after a large loss event;
- meet the capital requirements of Swiss Re's legal entities;
- actively manage the capital adequacy of the Group and its legal entities, taking into account internal economic and accounting views and rating agency and regulatory solvency models.

Capital Management seeks to maintain an optimal capital structure, giving Swiss Re financial flexibility at optimal funding costs. Swiss Re operates according to a "one Group, one capital base" principle when allocating funds.

Internal capital adequacy

Swiss Re determines the amount of capital it has available for buffering against adverse claims experience as follows: first, it adjusts published shareholders' equity for unrealised gains and losses on the investment portfolio and for economic values on liabilities, as far as neither of these are recognised in the published balance sheet. It then deducts goodwill, and adds capital items that meet the underlying principles of loss absorbency and permanence, such as hybrid capital and equalisation reserves. The tax impact on the valuation adjustments is shown separately. These figures are shown in Table 6.

Table 6: **Calculation of available capital**

CHF billions	Mid 2004
Shareholders' equity	19.4
Mark-to-market adjustments on investments[1]	0.5
Non-life and life and health valuation adjustments[2]	9.0
Equalisation reserves	1.4
Hybrid capital[3]	3.4
Goodwill	−2.8
Tax[4] and other	−2.5
Available capital	**28.4**

[1] Includes fixed income securities (excluding fixed income securities backing life and health reserves), investments in real estate, and own-use property
[2] Includes discounting of non-life reserves, life and health's value not recognised in the balance sheet, and other
[3] Excludes EUR 672 million mandatory convertible security issued in July 2004 which received full equity credit from Moody's and Standard & Poor's
[4] Tax impact on the above adjustments

Dividing the available capital of CHF 28.4 billion by the base capital requirement of CHF 10.2 billion based on 99% VaR – see Risk management, Table 1 – gives a capital adequacy ratio (CAR) of 278% at 30 June 2004, compared to 260% at 30 June in the previous year. This CAR improvement is mainly due to an increase in shareholders' equity of CHF 1.5 billion. The amount of underlying capital required remained stable.

Available and required capital as of mid 2004


30
CHF billions
28.4
20
10
10.2
0
Available capital
Required capital at 99% VaR

This superior capital position ensures that Swiss Re's financial strength remains very strong even after an extremely adverse year.

Swiss Re's funded business strategy

Swiss Re continues to expand its funded business strategy, diversifying its business while offering value-added solutions for clients. Funded business creates assets and liabilities – usually capital market instruments – that generate additional revenue. In funded transactions, foreign exchange and interest rate risks are typically offset. They do not significantly affect Swiss Re's overall financial market profile. These transactions appear on the balance sheet as "Financial services assets" and "Financial services liabilities" (see page 4–5 of the Financial Statements) and are taken into account in Swiss Re's risk management process.

Swiss Re occasionally funds these transactions through long-term debt. During 2004, Swiss Re's funded business continued to take advantage of favourable conditions, raising a total of USD 926 million maturing after 2005; all related interest rate and currency risks are hedged.

Credit ratings

Standard & Poor's (S&P), Moody's and A.M. Best rate Swiss Re's financial strength based on interactive relationships.

Swiss Re's very strong capitalisation, outstanding business position, excellent diversification and prudent capital and risk management are reflected in superior insurance financial strength ratings which are among the highest in the industry.

Swiss Re's financial strength ratings[1]

	S&P	Moody's	A.M. Best
Rating	AA	Aa2	A+
Outlook	negative	stable	stable

[1] as of 28 February 2005

Regulatory developments

The Swiss Federal Office of Private Insurance (FOPI) acts as lead regulator for Swiss Re at Group level and has issued a decree on Group supervision that became effective as of 1 January 2005. Similar decrees have been issued in the past for other major Swiss insurance conglomerates. The decree is considered equivalent to the EU Financial Conglomerate Directive. Group supervision is supplementary to the supervision of Swiss Re's legal entities. These are subject to the regulations of the various countries in which they operate.

Group Treasury activities in 2004

In June 2004 Swiss Re repaid its USD 530 million Triple Exchangeable Bond, issued in 1999.

Swiss Re's EUR 672 million mandatory convertible security, launched in July 2004, was the first ever hybrid capital issue from a European financial institution to achieve 100% equity credit from Moody's, S&P and A.M. Best. The transaction was very well received and heavily oversubscribed. Underlying shares previously committed to Swiss Re's convertible bond, issued in 2001, have been reallocated for this transaction by purchasing call options at favourable conditions. None of the conditional capital increase approved by the Annual General Meeting in May 2004 was used for this transaction. With the launch of the mandatory convertible security Swiss Re continued to improve its financial strength by moving from senior debt to hybrid capital.

Swiss Re successfully renewed its USD 5 billion European Medium Term Note (EMTN) programme, an actively used funding platform. At the end of December 2004 Swiss Re's outstanding EMTN issues amounted to an aggregate book value of USD 2.1 billion.

In June 2004 Swiss Re arranged a syndicated five-year USD 2 billion LoC facility, which was strongly supported.

In October 2004 the Group launched a USD 3.5 billion syndicated six-year, dual tranche LoC and credit line facility, replacing the maturing October 2003 facility. Due to heavy oversubscription, Swiss Re decided to increase this line to USD 4 billion. Both facilities allow Swiss Re to profit from favourable market conditions and to reduce the roll-over risk of 364 day credit facilities.

Outlook

Besides the continuing monitoring and managing of Swiss Re's risk landscape to achieve an optimal risk return profile, the focus of risk management in 2005 will be on two areas: the broadening of the operational risk management processes and working with regulators on emerging regulatory requirements, such as the Solvency II project on the European level and the Swiss Solvency Test on the Swiss level.

In Swiss Re's efforts to address sustainability challenges affecting its business, climate change continues to be an important topic. In 2004 activities centred on awareness building, know-how exchange, risk transfer solutions and the Group's own Greenhouse Neutral programme. Swiss Re's sponsorship initiatives also focused on sustainability.

Swiss Re regards sustainability as an important contributor to its long-term business success. Trends that endanger environmental resources and social cohesion pose risks for society and business. As the final link in the risk chain, a reinsurer needs to be aware of how these emerging risks may ultimately end up on its balance sheet. Consequently, Swiss Re is committed to identifying such risks and developing appropriate business responses by minimising loss potential but also by seizing opportunities to create new sustainability-related products.

Sustainability has been integrated into Swiss Re's business practices. It is one of four core values laid down in the Group Code of Conduct and is defined as a specific management responsibility in the business groups and divisions. It has also been the subject of extensive internal and external dialogue. In recognition of these efforts, the Dow Jones Sustainability Indexes have confirmed Swiss Re as the sustainability leader in the insurance sector. Further information on the Group's sustainability and corporate citizenship initiatives can be found on Swiss Re's website at www.swissre.com.

Climate change

Swiss Re concluded at an early stage that climate change was an important issue with potentially serious long-term consequences for society and business. This assessment is being confirmed by a growing scientific consensus on key climate developments and their likely impact. Based on current trends and predictions, there is a high likelihood of a rise in both average temperatures and the number of relatively hot days in nearly all land areas (see graph on frequency distribution).

Frequency distribution


Temperature
— Current frequency distribution of daily maximum temperatures
--- Expected frequency distribution of daily maximum temperatures
Distribution extremes; represent the probability of extreme events

For more information, see *sigma* 1/2004

Source: Swiss Re

Climate change is expected to have significant implications for reinsurance, for example:

- property losses from weather events and increased risk for certain business lines, such as agriculture and energy, leading to increased demand for insurance;
- changing disease patterns, altering the demand for life and health insurance coverage;
- rising likelihood of legal action by shareholders and others against the top management of companies neglecting climate change strategies, creating new challenges for Directors' & Officers' insurance.

Swiss Re has been addressing the challenge of climate change in three ways: by conducting an extensive risk dialogue with concerned stakeholders; by developing innovative risk transfer solutions; and by reducing its own greenhouse gas emissions.

Risk dialogue

Through a focused exchange of information and know-how with its stakeholders, Swiss Re seeks to improve understanding of climate change and raise awareness of its associated risks.

Milestones in 2004 included:

- Swiss Re was invited to become an original member of the Climate Group, a coalition of public and private sector organisations at the forefront of tackling climate change. The group was officially launched in April 2004 by British Prime Minister Tony Blair, who warned that the economic costs of inaction would be greater than the costs of action. The Climate Group's chief goal is to promote concerted action through sharing know-how and best practice.
- Swiss Re also published "Tackling Climate Change", an easy-to-understand overview of climate-related facts and trends, initiatives, implications for the insurance industry and innovative approaches.

The Great Warming

Swiss Re was the main sponsor of "The Great Warming", a three-part television documentary exploring the consequences of climate change and its possible solutions. Filmed in eight different countries spanning four continents, it gives a voice to concerned citizens as well as experts and scientists. The documentary was first shown to an audience of 1.8 million viewers on Discovery Channel Canada in April 2004 and attracted considerable attention in the Canadian media. In 2005 it will be screened by the PBS Network in the US, the ABC Asia Pacific Network and by broadcasters in Sweden, Hong Kong and Japan.

Innovative solutions

At present, there is no reliable statistical link between climate change and the frequency of tropical cyclones or European winter storms. Most of the observed rise in storm-triggered losses in recent years can be attributed to higher value concentrations in exposed areas. There are clearer signs, however, that the rise in the frequency and severity of floods and droughts may be related to climate change. Moreover, scientists believe climate change is likely to lead to an increase in the frequency of all kinds of extreme weather events.

While Swiss Re has continued to refine its risk analysis of natural catastrophes for traditional reinsurance, it is also pursuing innovative approaches to climate change. One such approach is securitising risk through the issuance of catastrophe bonds. So far, capital markets have been bearing only a small fraction of such large-scale risks and are thus ideally suited to complement traditional reinsurance solutions. At the end of 2004, the total market value of outstanding insurance-linked securities (ILS) was USD 4.4 billion. Swiss Re has the clear leadership position in the ILS sector: 40% of all bonds outstanding were transformed and/or underwritten by Swiss Re Capital Markets. 33% of all bonds have been sponsored by Swiss Re for own protection against natural catastrophe risks, as well as extreme mortality.

Weather risk products also offer the prospect of protection against climate effects. While traditional weather insurance is indemnity-based and secures against specific events, new derivative products provide covers for unseasonable weather patterns, such as mild winters or drought. According to the Weather Risk Management Association, between April 2003 and March 2004 the notional value of contracts transacted reached USD 4.6 billion. Swiss Re estimates its current market share to be about 20% and was named "Weather Derivatives Dealer of the Year" by *Environmental Finance* magazine for the second consecutive year.

Swiss Re is also taking a strong interest in the emerging greenhouse gas emissions markets. The European Union (EU) has launched its emissions trading scheme in 2005. Swiss Re welcomes the introduction of market-based mechanisms for reducing emissions and is developing products to facilitate them, including one that will enable the European pool to clear greenhouse gas emissions trades.

Greenhouse Neutral programme

Swiss Re's own business generates relatively little greenhouse gas. In addition, extensive efforts have been made over the last few years to improve the energy efficiency of the Group's own office buildings. In Switzerland, for example, 17% of Swiss Re's office space had been certified according to the stringent MINERGIE® standard by the end of 2004. Nevertheless, as part of its commitment to abating climate change, the Group launched a programme in 2003 to become greenhouse neutral within ten years. Physical emissions will be reduced by 15% with the remainder offset by investing in the World Bank's Carbon Community Development Fund. The table on page 56 shows the data from the programme's first year.

Progress on other initiatives

EU Directive on Environmental Liability

The EU Directive on Environmental Liability – aimed both at preventing environmental pollution and ensuring clean-up – came into effect at the end of April 2004. EU member states now have three years to adopt this directive into their respective national legal codes. No standardised insurance solutions currently exist, however, to cover liability for ecological damage as defined in the EU directive.

Swiss Re drew attention to this problem with its publication "Insurability of Ecological Damage", in which it set out a basis for

CO_2 emissions per employee, Swiss Re Group

	2003		2004		Change from base year (2003) in %
	kg/employee	Share in %	**kg/employee**	**Share in %**	
Power	2311	42.5	**2053**	**37.8**	–11.2
Heating	800	14.7	**845**	**15.5**	5.6
Business travel	2322	42.8	**2542**	**46.7**	9.5
Total	5433	100.0	**5440**	**100.0**	0.1

Total CO_2 emissions for the Group increased by 5.3% in 2004 to 45 466 t, reflecting a rise in the number of staff employed due to Admin Re℠ acquisitions in both the US and the UK. Per employee, this amounted to a small rise of 0.1%. Several locations managed to cut power consumption, leading to an 11.2% reduction in CO_2 emissions per employee. Emissions relating to business travel rose 9.5% mainly due to increased business activity in Asia.

a possible insurance solution. Swiss Re experts are participating in a number of internal and external forums, including the CEA (European Insurance Committee) and the environmental working group of the GDV (German Insurance Association), to help develop suitable products.

Sensitive business cases

Swiss Re's Group Code of Conduct lays out clear guidelines on sustainability and business ethics. To help underwriters and client managers implement these principles, a formal process for sensitive business cases has been embedded in Group Compliance. Underwriters and client managers who encounter situations that may raise important ethical questions can ask for swift internal advice. Around a dozen recommendations for such sensitive business cases – a third of which were deemed to be unsuitable – were issued at Group level during 2004. The process is emerging as an efficient and flexible risk management tool within Swiss Re's corporate governance framework.

Corporate sponsorship: Sharing Solutions

Swiss Re also contributes to sustainability issues through corporate sponsorship. The Group's Sharing Solutions sponsorship programme brings issues that are relevant both to its business and society in general into sharper focus, allowing Swiss Re to use its existing expertise and skills to create tangible social value and raise public awareness.

In addition to the television documentary series "The Great Warming" (see text on page 55), Swiss Re conferred the ReSource Award for the second successive year. This award acknowledges innovative projects in sustainable watershed management. First prize went to an initiative in the A'Vuong region of Vietnam, launched by WWF Indochina and the Quang Nam Forest Protection Department. The project was rewarded for its pioneering allocation of land and resource rights to indigenous people.

Swiss Re's corporate citizenship programme also supports the communities in which the Group operates and locally based projects for its employees. The Dollars-4-Doers initiative, for example, provides financial support to organisations or projects in which employees play an active role.

Swiss Re is committed to supporting the victims of the tsunami in Asia, and many employees have donated funds and are contributing to the aid effort in their free time. Several ideas and initiatives designed to ensure long-term relief have also been discussed and will be developed more fully over the coming months.

Event-based modelling

State-of-the-art modelling of natural perils is done by using a so-called event-set approach. Historical events form the basis of such a model, but the event catalogue is expanded and enriched with additional "artificial" events. This creates a far more stable and realistic event set that includes a vast array of possible events which could happen (in any given year with a certain probability).

In addition, the correlation between different locations becomes very obvious, which is the major advantage of the event-set approach. Knowing this correlation not only enables a more accurate assessment of expected claims in case of a spread portfolio, it is also a prerequisite for sophisticated risk management. Event claims can be added up across all acceptances to one total event claim for accumulation control purposes. Additionally, a tailor made and risk adequate loading (capital cost charge) can be charged to each transaction, as each acceptance's contribution to each overall event claim is quantified.

As a further step, the natural perils portfolio can then be optimised by selectively writing those risks that provide the best relative diversification to the overall portfolio.

Event-based modelling using a comprehensive storm set is Swiss Re's answer to the challenge of optimising capital allocation and portfolio diversification in the field of natural catastrophes.

Mr Castaldi, would you give us a brief description of what Swiss Re's event-based modelling involves?

The concept of event-based modelling has been around for a long time, but the models previously available on the market were too limited in scope and often only concentrated on an individual country. Swiss Re writes business in many areas of the world so we needed to develop a model that was able to measure our total exposure as accurately as possible. Our approach uses a catalogue of simulated hazards that mimic potential naturally occurring events, such as earthquake, tropical cyclone, winter storm (extra tropical cyclones) and flood, to produce estimates of potential insured losses. This gives us the real-time advantage of understanding how each current or potential acceptance will affect Swiss Re's natural catastrophe claims estimates and capital needs.

What are your expectations from this approach? How will it add value to Swiss Re's business?

Our event-based modelling approach is more refined than in the past, so it will help us to estimate more accurately how each risk could impact Swiss Re's overall portfolio, and to select and price business accordingly. I expect that the gained efficiency will enable us to write more business within our existing catastrophe risk limits. The fact that we have this information also allows us to improve our capital allocation because we can make more targeted and specific decisions concerning our risk portfolio.





"Our approach is special: we have one comprehensive storm set for the entire North Atlantic Basin. This enables us to maintain an accurate picture of our catastrophe risk exposure over multiple portfolios and countries."

Andrew R. Castaldi, Chief Underwriting Office, Swiss Re Property & Casualty, Armonk

How much influence does event-based modelling actually have on your underwriting?

Event-based modelling will be the main factor on which our underwriting decisions for natural catastrophe accumulation and capital allocation are based because it is the only tool that works in conjunction with the rest of the Swiss Re Group. Having said that, we will continue to use other technologies and cross-reference our own findings with those of other models.

Do you think this model will change the way the natural catastrophe market operates?

It will definitely bring about considerable improvements in terms of the accuracy of risk assessments and consistency across analysis, pricing, underwriting and risk management. These factors combined will strengthen our operating basis by substantially reducing uncertainty and promoting the insurability of risks. Ultimately, the model will enable us to improve business steering and optimise our insurance capacity for disaster risks.

Corporate governance

Corporate governance is the name applied to the framework comprising a company's organisation, structure, management and assurance functions. A company's governance should be transparent to its shareholders and other stakeholders. Swiss Re fully endorses the values of state-of-the-art governance and comprehensive transparency.

Awareness of corporate governance has grown rapidly worldwide in recent years due to increased legislative and regulatory activities, as well as evolving best practice recommendations. As an industry leader, Swiss Re is committed to adopting the highest governance standards and adjusting them as required. In addition, Swiss Re complies with the local rules and regulations of all the countries in which it does business.

As a publicly listed Swiss company, Swiss Re is subject to the Directive on Information relating to Corporate Governance and its Annex and Commentary, issued by SWX Swiss Exchange (also referred to as the "SWX Directive"). As the SWX Directive has not changed since its inception, the information provided in this section of the Annual Report looks similar to last year, adhering strictly to the structure of the SWX Directive.

1 Group structure and shareholders

1.1 Group structure

Operational Group structure

Please refer to page 7.

Listed Group companies

Swiss Reinsurance Company, the Group's parent company, is a joint stock company, listed on SWX Swiss Exchange, domiciled at Mythenquai 50/60 in 8022 Zurich, and organised in accordance with the laws of Switzerland. Please see page 90–91 ("Swiss Re shares") for details on share information. For the other listed Group companies please refer to the Financial Statements, note 16 on "Subsidiaries, equity investees and variable interest entities", page 50–55.



Non-listed Group companies

Please refer to the Financial Statements, note 16 on "Subsidiaries, equity investees and variable interest entities", page 50–55.

1.2 Significant shareholders

As of 31 December 2004, there was one shareholder with a participation exceeding the 5% threshold of Swiss Re's share capital. Franklin Resources, Inc., Ft. Lauderdale, Florida, known as Franklin Templeton Investments, announced that on 5 July 2004 it held, as investment manager for mutual funds and clients and through a number of its group companies, an aggregate voting right of 5.06% which may be exercised autonomously of the beneficial owners. As these shares have mostly not been registered under Franklin Resources or any of its group companies, Swiss Re is unable to track, on its own, changes in Franklin Resources' aggregate holdings.

The Capital Group Companies, Inc., domiciled in Los Angeles, informed SWX Swiss Exchange that its holdings fell below the threshold of 5% of Swiss Re's voting rights on 30 November 2004.

1.3 Cross-shareholdings

There are no cross-shareholdings to report as Swiss Re does not hold 5% or more of the shares or voting rights of any company which, in turn, also owns 5% or more of Swiss Re's shares or voting rights.

2 Capital structure

In accordance with the SWX Directive, the following information about Swiss Re's capital structure is provided for the listed parent company, Swiss Reinsurance Company, Zurich.

2.1 Capital

Please refer to the "Statement of shareholders' equity" of Swiss Reinsurance Company, Zurich on page 66 of the Financial Statements.

2.2 Authorised and conditional capital

At the Annual General Meeting in 2001, the creation of conditional capital was approved as follows: a maximum nominal amount of CHF 900000 for conversion rights and warrants granted in connection with convertible bonds or similar financial instruments issued by the Group.

No additional conditional capital and no authorised capital was created or approved in 2002 and 2003.

The Annual General Meeting 2004 approved an increase of conditional capital from CHF 900000 to CHF 2000000, representing a maximum of 20 million registered shares, payable in full, each with a nominal value of CHF 0.10, for the exercise of conversion rights and warrants granted in connection with bonds or similar instruments issued by the Group.

As of 31 December 2004, Swiss Re's total conditional capital outstanding amounted to CHF 2662221.60 consisting of 26622216 registered shares. Of these 26622216 shares, 20000000 shares were reserved for the exercise of conversion rights and warrants granted in connection with bonds or similar instruments and 6 622 216 shares for employee participation purposes. As of 31 December 2004, Swiss Reinsurance Company had no authorised share capital in place.

With regard to the conditional capital created for bonds or similar financial instruments with a conversion right, shareholders' pre-emptive rights may be restricted or excluded by decision of the Board of Directors, in order to finance or refinance the acquisition of companies, parts of companies, holdings, or new investments planned by the Group, or to issue convertible bonds and warrants on the international capital markets. If pre-emptive rights are excluded, then (1) the bonds are to be placed at market conditions, (2) the exercise period is not to exceed ten years from the date of issue for options and twenty years for conversion rights, and (3) the conversion or the exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the bonds are issued.

With regard to the conditional capital for employee participation purposes, shareholders' subscription rights are excluded. Such shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue. Swiss Re issued shares reserved for corporate purposes ("*Vorratsaktien*") prior to the revision of Swiss corporate law in 1992. These shares were paid in only at a nominal value of CHF 0.10 for a total amount of CHF 794 228 and are not entitled to dividend.

2.3 Changes in capital

In 2002 Swiss Reinsurance Company's share capital remained at CHF 32 million. Total reserves increased by CHF 163 million to CHF 10.1 billion. The lower profit for the financial year of CHF 106 million (compared to CHF 930 million in 2001) led to a reduction in disposable profit from CHF 943 million to CHF 122 million. Total shareholders' equity before allocation of profit decreased from CHF 10.9 billion to CHF 10.3 billion. At the Annual General Meeting shareholders approved a reduced dividend payment of CHF 310 million, compared to CHF 776 million in the previous year.

In 2003 the company's share capital remained at CHF 32 million. Total reserves decreased by CHF 195 million to CHF 9.9 billion. The higher profit for the financial year of CHF 1.2 billion (compared to CHF 106 million in 2002) led to an increase of disposable profit from CHF 122 million to CHF 1.2 billion. Total shareholders' equity before allocation of profit increased from CHF 10.3 billion to CHF 11.2 billion. At the Annual General Meeting shareholders approved a dividend payment of CHF 341 million, compared to CHF 310 million in the previous year.

In 2004 the company's share capital remained at CHF 32 million. Total reserves increased by CHF 795 million to CHF 10.7 billion. The higher profit for the financial year of CHF 1.4 billion (compared to CHF 1.2 billion in 2003) led to an increase of disposable profit from CHF 1.2 billion to CHF 1.5 billion. Total shareholders' equity before allocation of profit increased from CHF 11.2 billion to CHF 12.2 billion. At the Annual General Meeting, shareholders will vote on a dividend payment of CHF 497 million, compared to CHF 341 million in the previous year.

2.4 Shares

As of 31 December 2004, Swiss Reinsurance Company's share capital, including shares reserved for corporate purposes, amounted to CHF 32 206 617.40. It is fully paid-in and divided into 322 066 174 registered shares (each with a nominal value of CHF 0.10), of which 310 387 372 are entitled to dividend. Other than the shares reserved for corporate purposes, which have no voting power and are not entitled to dividend, there are no additional types of shares with a higher or a limited voting power, privileged dividend entitlement or any other preferential rights; nor are there any other securities representing a part of the company's share capital. Swiss Re's capital structure ensures equal treatment of all shareholders in accordance with the principle "one share, one vote".

2.5 Profit-sharing certificates

Profit-sharing certificates in the sense of the SWX Directive are particular types of non-voting securities that substitute or complement shares. These do not exist at Swiss Re.

2.6 Limitations on transferability and nominee registrations

Free transferability

Swiss Reinsurance Company's shares are freely transferable, without any limitations, provided that the buyers declare they are the beneficial owners of the shares and comply with the disclosure requirements of the Federal Act on Stock Exchanges and Securities Trading ("Stock Exchange Act") of 24 March 1995.

Admissibility of nominee registrations

Trustees or nominees who act as fiduciaries of shareholders are entered without further inquiry in Swiss Reinsurance Company's share register as shareholders with voting rights up to a maximum of 2% of the outstanding share capital available at the time. Additional shares held by such nominees, which exceed the limit of 2% of the outstanding share capital, are entered in the share register with voting rights only if such nominees disclose the names, addresses and shareholdings of the beneficial owners of the holdings amounting to or exceeding 0.5% of the outstanding share capital. In addition, such nominees must comply with the disclosure requirements of the Stock Exchange Act.

Procedure and conditions for cancelling statutory privileges and limitations on transferability

The point is not applicable as no statutory privileges or limitations on transferability exist.

2.7 Convertible bonds and options

Convertible bonds

As stated in note 6 on "Debt" on page 26–30 of the Financial Statements, the following convertible bonds are outstanding:

Maturity	Instrument	Issued in	Currency	Nominal (m)	Exchange terms
2021	Convertible Bond	2001	USD	1 150	i)
2007	Mandatory Convertible Bond	2004	EUR	672	ii)

(i) Holders may convert the bonds, due 2021 and issued in denominations of USD 10 000 principal amount and integral multiples thereof, into registered shares of Swiss Reinsurance Company (nominal value CHF 0.10 per share) at any time on and after 22 November 2001, and prior to the close of business on 21 November 2011, at a conversion price of CHF 207.19 per share and a fixed exchange rate of USD 1 = CHF 1.6641. The exercise of this convertible bond will not affect Swiss Re's conditional capital as Swiss Reinsurance Company purchased a call option to hedge the underlying shares. If bondholders exercise this convertible bond Swiss Re will exercise the hedge option purchased to obtain the necessary shares without accessing Swiss Re's conditional capital.

(ii) The Mandatory Convertible Bond (MCS) may, at the option of each holder, be converted into registered shares of Swiss Reinsurance Company at any time from 2 September 2004 until 4.00 pm CET on the business day (as defined in the prospectus) before the 20th trading day (as defined in the prospectus) prior to the maturity date. Holders exercising such early conversion right will be entitled initially to receive 15.796 shares, subject to adjustment as described in the prospectus, for each MCS.

Unless previously converted, each MCS will be mandatorily converted on the maturity date into such number of registered shares of Swiss Re as is equal to the maturity conversion ratio. The maturity conversion ratio equals the arithmetic average of the 15 conversion ratios (calculated to five decimal places) calculated on the basis of the CHF closing prices of the shares on the virt-x ("closing price") on each of the 15 consecutive trading days ending on the third trading day prior to the maturity date. For the purposes of calculating such arithmetic average, the conversion ratio for a given trading day is determined as follows: (i) if the closing price is less than or equal to the minimum conversion price of CHF 80.4140, the conversion ratio shall be equal to the maximum conversion ratio of initially 18.956 shares per MCS; (ii) if the closing price is greater than or equal to the maximum conversion price, of CHF 96.4968, the conversion ratio shall be equal to the minimum conversion ratio of initially 15.796 shares per MCS; and (iii) if the closing price is greater than the minimum conversion price, but less than the maximum conversion price, the conversion ratio shall be equal to EUR 1 000 multiplied by the fixed exchange rate (EUR 1 = CHF 1.5243) and divided by the closing price. Based on the closing price Swiss Re will be required to deliver between 10.6 million and 12.7 million shares created from conditional capital.

Options

For details on stock options granted to Swiss Re employees and other derivatives indexed to Swiss Re shares, please refer to note 12 on "Stock compensation plans" on page 37–38 and note 9 on "Shareholders' equity" on page 31–32 of the Financial Statements.

3 Board of Directors

3.1 Members of the Board of Directors

Status as at 31 December 2004

With the exception of Mr Walter B. Kielholz, no member of the Board of Directors has ever held a management position in the Group. No director has any significant business connections with Swiss Re or any of its Group companies.

Peter Forstmoser
Chairman, non-executive and independent

Mr Forstmoser, a Swiss citizen born in 1943, received a doctorate in law from the University of Zurich in 1970, became an attorney-at-law in 1971 and received a master's degree in law from Harvard Law School in 1972.

Mr Forstmoser was elected to the Board in 1990. His mandate was renewed in 1994, 1998 and 2002, each time for a further four years. The Board of Directors elected him Chairman on 30 June 2000. Mr Forstmoser has been a law professor at the University of Zurich since 1974 and a partner of Niederer Kraft & Frey, Attorneys, in Zurich, since 1975. He is also chairman of the board of directors of Hesta AG and Hesta Tex AG, Zug, and a member of the boards of Mikron Holding AG, Biel, and Bank Hofmann AG, Zurich.

Walter B. Kielholz
Executive Vice Chairman

Mr Kielholz, a Swiss citizen born in 1951, studied business administration at the University of St. Gallen, Switzerland, and graduated in 1976 with a degree in business finance and accounting.

Mr Kielholz's career began at the General Reinsurance Corporation, Zurich. After working in the United States, the United Kingdom and Italy, he assumed responsibility for the company's European marketing activities. In 1986 he moved to Credit Suisse, Zurich, where he was responsible for client relations with large insurance groups in the multinational services department.

At the beginning of 1989, Mr Kielholz joined Swiss Re, Zurich. He became a Member of the Executive Board in January 1993 and was Swiss Re's Chief Executive Officer from 1 January 1997 to 31 December 2002. In June 1998 he was elected to Swiss Re's Board of Directors, which at the same time appointed him Managing Director. His mandate was renewed for a further four year period in 2002. Mr Kielholz was appointed Executive Vice Chairman with effect from 1 January 2003.

Mr Kielholz has been a member of the board of Credit Suisse Group since 1999. He served as chairman of the audit committee from 1999 to 2002 and as vice-chairman of the board from 31 May 2002 to 31 December 2002. He has been chairman of the board of directors and the chairman's and governance committee since 1 January 2003.

In addition, Mr Kielholz is treasurer and a member of the board of the International Association for the Study of Insurance Economics ("The Geneva Association") in Geneva, president of the "Avenir Suisse" foundation and chairman of the Zurich Art Society.

Thomas W. Bechtler
Non-executive and independent director

Mr Bechtler, a Swiss citizen born in 1949, received a doctorate in law from the University of Zurich in 1973 and a master's degree in law from Harvard Law School in 1975.

Mr Bechtler joined Swiss Re's Board of Directors in November 1993. His mandate was renewed in 1997 and 2001, each time for a further four years. He will stand for re-election at the Annual General Meeting on 9 May 2005. Mr Bechtler has been managing director of Hesta AG as well as Hesta Tex AG, Zug, since 1972. In this capacity he is chairman of the boards of Zellweger Luwa AG, Uster, and Schiesser Group AG, Küsnacht.

Mr Bechtler also serves on the boards of directors of Credit Suisse Group, Zurich, Bucher Industries, Niederweningen, Sika Finance AG, Baar, and Conzzeta Holding, Zurich. From 1987 to 1999 he served as chairman of "Swisscontact", a large Swiss development foundation, and from 1987 to 2002 as chairman of the Zurich Art Society.

Raymund Breu
Non-executive and independent director

Mr Breu, a Swiss citizen born in 1945, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a doctorate in mathematics.

Mr Breu was elected to Swiss Re's Board of Directors in 2003 for a four year term of office. He is Chief Financial Officer of the Novartis Group and member of the executive committee of Novartis, positions he assumed when Novartis was created in December 1996. He joined the group treasury of Sandoz, a predecessor company of Novartis, in 1975. Ten years later, he was appointed CFO of Sandoz Corporation in New York. In

1990, he became group treasurer of Sandoz Ltd, and, in 1993, head of group finance and member of the Sandoz executive board.

Mr Breu is a member of the board of directors of Chiron Corp, Emeryville, California, and of the SWX Swiss Exchange and its admission panel. He is also a member of the Swiss Takeover Board.

George L. Farr
Non-executive and independent director

Mr Farr, a US citizen born in 1941, received both a bachelor's and a master's degree in business administration from the University of Michigan in 1963 and 1964, respectively.

Mr Farr joined Swiss Re's Board of Directors in November 1996. His mandate was renewed in 2000 and 2004, each time for a further four year period. Mr Farr has been managing partner of Muirhead Holdings LLC, Greenwich, CT, since 1998. Prior to that he was vice chairman of American Express Company, New York, from 1995 until his retirement in 1998. Before 1995, Mr Farr was a director of McKinsey & Co, New York. Mr Farr also serves as chairman of the board of directors of Covanta Energy, New York, and as a director of Misys plc, London, and Meridian Rail Company, New York.

Rajna Gibson
Non-executive and independent director

Ms Gibson, a Swiss citizen born in 1962, studied business and economics at the University of Geneva, graduating with a BA in 1982 and a PhD in economics and social sciences in 1987.

Ms Gibson was elected to Swiss Re's Board of Directors in June 2000. Her mandate was renewed in 2004 for a further four year term. She has been a professor of financial economics at the Swiss Banking Institute of the University of Zurich since March 2000. Ms Gibson was previously a professor of finance at the University of Lausanne. She is also a director of the National Centre of Competence in Research (NCCR) "Financial Valuation and Risk Management" research network, and an adviser to scientific councils of various educational institutions. She was a member of the Swiss Federal Banking Commission until the end of 2004.

Bénédict G.F. Hentsch
Non-executive and independent director

Mr Hentsch, a Swiss citizen born in 1948, studied business administration at the University of St. Gallen, Switzerland, graduating in 1972 with a master's degree in business finance and accounting.

Mr Hentsch was elected to Swiss Re's Board of Directors in 1993. His mandate was renewed in 1997 and 2001, each time for a further four year term. He will stand for re-election at the Annual General Meeting on 9 May 2005. He was a general partner of Darier Hentsch & Cie, Private Bankers, Geneva, from 1985 until 2001 and chaired the Swiss Private Bankers Association from 1998 until 2001. In 2004, he founded GEM – Global Estate Managers – as well as Banque Bénédict Hentsch & Cie S.A., both entities dedicated to global wealth management. He is a member of the board of the ISC Foundation and the MLE-Stiftung, both at the University of St. Gallen.

Jorge Paulo Lemann
Non-executive and independent director

Mr Lemann, a Brazilian and Swiss citizen born in 1939, graduated from Harvard University, Boston, in 1961.

Mr Lemann joined Swiss Re's Board of Directors in 1999. He was re-elected for a further four year term at the Annual General Meeting in 2003. In autumn 2004, he decided to step down at the 2005 Annual General Meeting. Mr Lemann is an entrepreneur with significant stakes in InBev, an international brewer, and Lojas Americanas, a discount store chain in Brazil. He also serves on the board of directors of Ambev, The Gillette Company, InBev, Lojas Americanas and the board of the Associates at the Harvard Business School. Moreover, he serves on the international advisory board of DaimlerChrysler Corp., Auburn Hills, Michigan, and as chairman of the Latin American Advisory Committee of the New York Stock Exchange.

Robert A. Scott
Non-executive and independent director

Mr Scott, an English and Australian citizen born in 1942, was educated at Scots College, Wellington, New Zealand. He has been a Senior Associate of the Australian and New Zealand Institute of Insurance and Finance (ANZIIF) since 1965 and was made a Commander of the British Empire (CBE) in 2002.

Mr Scott joined Swiss Re's Board of Directors in 2002 for a four year term. He is a retired group chief executive of CGNU plc. In the 1990s, he was group chief executive of General Accident and, following the merger with Commercial Union in 1998, was appointed group chief executive of CGU plc. Following the merger in 2000 with Norwich Union, Mr Scott became group chief executive of CGNU plc, retiring in May 2001. Mr Scott was also chairman of the Association of British Insurers in 2000–2001, and board member in the previous four years.

Mr Scott is chairman of the board of directors of Yell Group plc, and a non-executive director of the Royal Bank of Scotland Group plc, Jardine Lloyd Thompson Group plc, and Focus DIY Group Limited. In addition, he is a member of the international advisory board of Sapiens International Corporation.

John F. Smith, Jr.
Non-executive and independent director

Mr Smith, a US and Swiss citizen born in 1938, received a Bachelor of Business Administration from the University of Massachusetts in 1960 and a Master of Business Administration from Boston University in 1965.

Mr Smith joined Swiss Re's Board of Directors in 2003 for a four year term. He was chairman of the board of directors of General Motors Corporation, Detroit, from 1996 to April 2003, when he retired. He served as chief executive officer from 1992 to 2000. In addition, he was president from 1992 to 1998. Mr Smith joined General Motors in 1961.

Mr Smith is chairman of Delta Air Lines and a director of The Procter & Gamble Company and The Nature Conservancy. He is also chairman of the Alix Partners LLC/Questor Partner advisory board. In addition, he is a member of the chancellor's executive committee of the University of Massachusetts and of the board of trustees at Boston University.

Kaspar Villiger
Non-executive and independent director

Mr Villiger, a Swiss citizen born in 1941, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich, with a degree in mechanical engineering in 1966.

Mr Villiger joined Swiss Re's Board of Directors in 2004 for a four year term. As an entrepreneur, Mr Villiger co-owned and managed two businesses from 1966 until 1989. Simultaneously, Mr Villiger had several political positions, first in the parliament of canton Lucerne and, from 1982, in the Swiss Federal Parliament. He became a Federal Councillor in 1989. He initially served as Defence Minister, with responsibility for the Federal Military Department. He then became Finance Minister in 1995, charged with running the Federal Department of Finance. He continued in this function until his retirement at the end of 2003. Mr Villiger was President of the Swiss Confederation in 1995 and 2002. Mr Villiger is also on the boards of directors of Nestlé and the newspaper "Neue Zürcher Zeitung".

Changes in the course of the business year 2004

At the Annual General Meeting of 14 May 2004, the shareholders elected Mr Kaspar Villiger to be a member of the Board of Directors, with a four year term.

Changes since 31 December 2004

Mr Jorge Paulo Lemann has decided to step down from the Board of Directors at the Annual General Meeting of 9 May 2005 in order to be able to devote more time to his own businesses.

Nomination for the election to be held at the Annual General Meeting of 9 May 2005

The Board of Directors has decided to nominate the following candidate for initial election to the Board with a four year term of office:

Mr Jakob Baer, a Swiss citizen born in 1944. Mr Baer became an attorney-at-law in 1971 and graduated from the University of Bern in 1973 with a doctorate in law. He began his career in the legal department of the Federal Finance Administration. In 1975 he joined Fides Trust Company. Following the successful planning and execution of a management buy-out of Fides' advisory business, he became a member of the management board of KPMG Switzerland in 1992. In 1994, he was appointed CEO of KPMG Switzerland and a member of KPMG's European and international management boards. He retired from KPMG in September 2004, having reached the statutory retirement age. Mr Baer then joined Adecco S.A. as a non-executive director. In addition he is a member of the boards of directors of Emmentalische Mobiliar Versicherungs-Gesellschaft and IFBC – Integrated Financial Business Consulting AG.

3.2 Other activities and functions

Please refer to the information provided in each director's biography on page 62–66.

3.3 Cross-involvement

Cross-involvement refers to interlocking memberships between the boards of directors of two or more listed companies. According to the relevant SWX commentary, the mere fact that a given person holds a seat on the boards of two listed companies is alone sufficient to invoke the obligation to disclose such an interlocking directorate. Pursuant to such definition, the following cross-involvements existed on 31 December 2004:

Peter Forstmoser, Chairman, is also a director of Mikron Holding AG.

Walter B. Kielholz, Executive Vice Chairman, is also chairman of the board of directors of Credit Suisse Group.

Thomas W. Bechtler, Director, is also a director of Bucher Industries, Conzzeta Holding, Credit Suisse Group and Sika Finance AG.

Raymund Breu, Director, is also a director of Chiron Corporation.

Jorge Paulo Lemann, Director, is also a director of Ambev, The Gillette Company, InBev and Lojas Americanas.

Robert A. Scott, Director, is also chairman of the board of directors of Yell Group plc and a director of The Royal Bank of Scotland Group plc and Jardine Lloyd Thompson Group plc.

John F. Smith, Jr., Director, is also chairman of the board of directors of Delta Air Lines and a director of The Procter & Gamble Company.

Kaspar Villiger, Director, is also a director of Nestlé.

3.4 Elections and term of office

Principles of the election procedure and term limits
The term of office of a directorship is four years. It begins with the date of election by an Annual General Meeting and ends on the fourth subsequent Annual General Meeting. Members whose term has expired are immediately eligible for re-election. Each proposed election and re-election is substantiated by the Chairman at the Annual General Meeting and is separately voted upon.

The age limit is 70. Members who reach the age of 70 during a regular term of office shall tender their resignation at the Annual General Meeting following the attainment of that age.

Certain changes in professional circumstances require the directors to offer their resignation at the following Annual General Meeting.

First election and remaining term of each director
Please refer to the information provided in each director's biography on page 62–66.

3.5 Internal organisational structure

The organisational structure is laid down in the Corporate Bylaws, which also define the responsibilities of the Board of Directors, its five committees, the executive management as well as the reporting procedures. The Corporate Bylaws are, therefore, a key regulation in respect of corporate governance. Given their significance, the Corporate Bylaws are reviewed annually by both the Governance and Shareholder Relations Committee and the Board for compliance with domestic and international laws, regulations and best practice standards.

a. Allocation of tasks within the Board of Directors
Chairman of the Board of Directors
The Chairman of the Board of Directors (the "Board") exercises ultimate supervision of the Executive Board on behalf of the Board; he attends the meetings of the Executive Board and the Executive Board Committee and receives all related documentation and minutes; he is responsible for Group Internal Audit and appoints its head, subject to confirmation by the Audit Committee; he convenes meetings of the Board and its committees; he makes preparations for, and presides at, the meetings of the Board; he presides at the Annual General Meeting of shareholders; he ensures adequate reporting to the Board by the Executive Board, the Executive Board Committee and the Board committees; he coordinates the activities of the Board committees; he receives comments from the directors as to the Board's performance and reports annually to the Board with an assessment of the Board's performance; he represents the company in matters involving shareholders; in cases of doubt, he makes decisions concerning the authority of the Board or its committees and about the applicability and interpretation of the Corporate Bylaws.

Executive Vice Chairman
The Executive Vice Chairman liaises between the Board and management in matters not reserved for the Chairman; he may attend the meetings of the Executive Board and the Executive Board Committee and receives the relevant documentation and minutes. Other responsibilities include supervising management's preparation and execution of Board resolutions in operational matters, monitoring the Group's strategic direction and overseeing management development for the Group's senior executives.

b. Committees of the Board of Directors: members, tasks and responsibilities
General provisions for all Committees
The Board of Directors may delegate certain responsibilities, including the preparation and execution of its resolutions, to Committees or individual members of the Board. Any such Committee or member must keep the Board apprised on a timely basis of the Committee's or member's actions and determinations.

The Committees may conduct or authorise investigations into any matters within their respective scope of responsibilities, as laid down in their respective charters of duties, thereby taking into consideration relevant peer group practices and general best practice. They are empowered to retain independent counsel, accountants or other experts if deemed necessary, including for purposes of benchmarking best practice.

Audit Committee
Members
Thomas W. Bechtler, Chair
Raymund Breu
Rajna Gibson
Robert A. Scott
John F. Smith, Jr.

All members of the Audit Committee must be non-executive, independent and financially literate. At least one member must have accounting or related financial management expertise. Members may not accept any consulting, advisory, or other compensatory fee from the company. They should not serve on the audit committee of more than two other listed companies. Members of the Executive Board are not eligible for membership until three years after the termination of their executive employment.

Tasks and responsibilities
The central task of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities as they relate to the integrity of the Group's financial statements, the Group's compliance with legal and regulatory requirements, the external auditor's qualifications, and the performance of the Group's internal audit unit and its external auditor.

The Committee serves as an independent and objective monitor of the Group's financial reporting process and system of internal control, and facilitates ongoing communication between the external auditor, management, Group Internal Audit and the Board with regard to the Group's financial position and affairs.

More specific duties and responsibilities of the Committee are listed in its charter of duties.

Compensation and Appointments Committee
Members
George L. Farr, Chair
Thomas W. Bechtler
Robert A. Scott

All members of the Compensation and Appointments Committee must be non-executive and independent.

Tasks and responsibilities
In compensation matters, this Committee oversees the development of a compensation philosophy, which is submitted to the Board for approval; it reviews and approves the Group's compensation and pension plans; it recommends to the Board the amount and composition of directors' remuneration; it determines the amount and composition of remuneration for the Chairman, the Executive Vice Chairman, the CEO and the members of the Executive Board on the basis of their performance; it approves the total amount available for performance based compensation; and it ensures compliance with any remuneration disclosure requirements.

In personnel matters, the Committee makes proposals that ensure an adequate size and a well-balanced composition of the Board and further ensure that a majority of the Board is independent; it develops guidelines for selecting candidates for election to the Board and the Executive Board; it evaluates Board member candidates and makes recommendations to the Board; it evaluates proposals made to the Board for the appointment and removal of members of the Executive Board; it approves employment contracts with the Chairman, the Executive Vice Chairman, the CEO and the members of the Executive Board; and it reviews executive succession and emergency plans. The Compensation and Appointments Committee reviews its own performance annually.

Finance and Risk Committee
Members
Rajna Gibson, Chair
Walter B. Kielholz
Jorge Paulo Lemann
Robert A. Scott
Kaspar Villiger

Tasks and responsibilities
This Committee oversees risk management, approves the fundamental risk management principles, reviews their implementation and the appropriateness of the Group's risk management framework; in respect of risk strategy, it evaluates the bases on which the Board determines the overall risk tolerance and the risk appetite for the most significant risk taking activities and reviews the strategic asset allocation; in respect of risk controlling, it reviews the methodology for risk measurement, the results of risk adjusted capital calculations and the most significant risk exposures and their limits; in respect of financial risk, it reviews the valuation of assets and liabilities for economic accounting and regulatory purposes and the treasury strategy; it reviews capital adequacy, the ratings received from the rating agencies and management's reaction and recommendations

thereto; and it reviews portfolio risk management activities. The Finance and Risk Committee reviews its own performance annually.

Governance and Shareholder Relations Committee
Members
Peter Forstmoser, Chair
George L. Farr
Bénédict G.F. Hentsch
Walter B. Kielholz
John F. Smith, Jr.
Kaspar Villiger

Tasks and responsibilities
The Committee measures the Group's governance against relevant best practice standards and informs the Board of its findings and emerging trends; it ensures compliance with corporate governance disclosure requirements; it reviews and evaluates the Group's disclosure policy; it reviews the Group's external communications policy in the context of best practice in the markets deemed most relevant; it monitors the Corporate Philosophy, the corporate culture, the corporate social engagement and the Group's orientation towards sustainability; it monitors investor relations; it examines how reports are made, especially with regard to whether they fulfil the needs and expectations of international investors; it monitors the shareholder structure; it has initial responsibility for assessing any merger and take-over proposals submitted to the Group; it has initial responsibility for reviewing material transactions with any of the Group's significant shareholders; and it establishes a procedure for the directors to comment on the Board's performance. The Governance and Shareholder Relations Committee reviews its own performance annually.

Investments Committee
Members
George L. Farr, Chair
Raymund Breu
Bénédict G.F. Hentsch
Walter B. Kielholz
Jorge Paulo Lemann

Tasks and responsibilities
As regards Group assets, the Committee reviews the principles to be applied in capital investments; it keeps itself informed of the guidelines governing asset management and approves those regulating the use of derivative instruments; it reviews the tactical allocation of assets for the next financial reporting period; it keeps abreast of the strategic asset allocation, investment policy and the valuation of investment assets; it reviews the performance of the asset management operations; it receives semi-annual reports on the Group-wide use of derivative instruments; and it reviews the business relationship of the asset-managing units with their counterparties, as well as associated transaction fees.

In respect of Group finance, the Committee reviews cash management, the relationships with banks and, semi-annually, all of the Group's open derivative positions. The Investments Committee reviews its own performance annually.

c. Work methods of the Board of Directors and its Committees

The Board typically meets six times per year for two consecutive days. The first day is reserved for the Committees, while on the second day the full Board meets for as long as required, mostly the whole day. The regular meetings are typically held in February, March, May, June, August and December. Additional meetings are called at short notice if and when required. Each of the Board meetings has a special focus, broadly determined by Swiss Re's reporting schedule, and including such issues as strategic issues, the financial statements, the analysis of internal results, interim results, the medium-term business plan, and corporate governance.

Meeting invitations and agendas are delivered to the directors about ten days before the meeting together with written materials to permit meaningful review.

In 2004, the following meetings were held:

Month	BoD[1]	AC[2]	CAC[3]	FRC[4]	IC[5]	GSRC[6]
January			regular			
February	regular	regular		regular		regular
March	regular	regular	regular		regular	
May	regular	regular			regular	
June	regular			regular		regular
August	regular	regular		regular	regular	
September	extra					
December	regular	extra		regular	regular	regular

[1] Board of Directors
[2] Audit Committee
[3] *Compensation and Appointments Committee*
[4] Finance and Risk Committee
[5] Investments Committee
[6] *Governance and Shareholder Relations Committee*

Normally, the members of the Executive Board Committee attend the meetings of the Board in an advisory capacity. Attendance at Committee meetings is normally restricted to those members of the Executive Board with the information and expertise required for the relevant Committee to perform its duties. The Head of Group Internal Audit and two senior representatives of the external auditor regularly participate in Audit Committee meetings.

The attendance rate at the regular Board meetings was 97% throughout the year.

For every meeting it is contemplated that an executive session shall be held for discussions between the Board of Directors and the Chief Executive Officer, discussions involving all members of the Board, or discussions among the independent members of the Board, as the case may be.

3.6 Definition of areas of responsibility

Swiss Re's Board of Directors has delegated the conduct of business operations to an Executive Board made up of 16–17[1] senior executive officers. Members of the Executive Board are appointed by the Board of Directors upon recommendation of the Chief Executive Officer and after consultation with the Compensation and Appointments Committee. The Executive Board is headed by the Chief Executive Officer and comprises his deputy,

[1] In 2004 the Executive Board consisted of 17 members, as listed in "Executive Board", page 74–79. Three of them stepped down on 31 December 2004 and were replaced by two new members. Since 1 January 2005, therefore, the Executive Board has been composed of 16 members.

the heads of the three business groups with the respective division and business sector heads, and the heads of the four Corporate Centre divisions. The Executive Board is responsible for the operational management of the Group as well as the coordination and execution of the Group's business operations. It held ten meetings in 2004, often on two consecutive days. Two of those meetings were extended to consider strategic issues.

The responsibility for the conduct of day-to-day operational business activities lies with the Executive Board Committee. In 2004, it comprised seven members, now six, namely the Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer and the heads of the three business groups. The Executive Board Committee has, as a rule, two meetings per month, except when the full Executive Board meets and in holiday seasons. In 2004, the Executive Board Committee met 16 times.

3.7 Information and control instruments

Swiss Re's governing bodies have recognised the value of a high quality corporate assurance framework. As governance and accounting standards continue to evolve, it is essential that Swiss Re's governing bodies strive to have a best-in-class system of coordinated assurance functions to rely on. Therefore, the corresponding framework is subject to periodic reviews and improvements as required.

Assurance functions in Swiss Re comprise an internal audit organisation, a dedicated organisation that ensures compliance with legal and regulatory requirements as well as ethical standards, a risk management system designed for the size, complexity and risk profile of the company, an actuarial reserves group and a specially qualified external auditor.

Risk Management

For the risk management organisation and its responsibilities please see Risk and capital management, page 46–53 of the Business Report.

Group Internal Audit

Within the Swiss Re Group, Group Internal Audit provides the Chairman, Board of Directors and Executive Board of Swiss Re with an independent, objective assurance and consulting activity designed to assess the adequacy and effectiveness of its system of internal control, adding value through improving the Group's operations.

Organisationally independent of management, the Head of Group Internal Audit reports directly to the Chairman of the Board of Directors and regularly reports to the Audit Committee. Group Internal Audit focuses its activities primarily on those areas identified as possessing the highest operating and control risks within the Group. Group Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities.

Compliance

Compliance at Swiss Re means the upholding of legal, regulatory and ethical standards by all staff throughout the Group. Swiss Re has developed a Group-wide Code of Conduct (see www.swissre.com/About Us/Corporate governance/Regulations) which lays down the Group's core principles and values, and offers guidance on how to apply these in all business activities. The Code of Conduct also sets out certain behavioural standards which all Swiss Re employees are expected to maintain. A Group Compliance programme defines the accountabilities and duties of both management and compliance officers at Swiss Re. The compliance officers, supporting management in ensuring compliance with laws, regulations and ethical standards, report to the Group Compliance Officer on any instances of non-compliance or other compliance-relevant matters. In certain areas, the compliance officers also assist management in ensuring compliance with internal Group procedures and local or regional practices. Training for staff and compliance officers is carried out regularly at both local and Group level to ensure ongoing best practice in compliance matters. An essential and growing feature of the compliance function is to ensure that Swiss Re complies with regulatory requirements at both legal entity and Group levels. Swiss Re has established a Group Regulatory Affairs function and a Group Regulatory Affairs Network supporting the compliance officers to ensure regulatory compliance at all levels. Each compliance officer also conducts periodic compliance risk assessments and advises management on appropriate control measures. The compliance officer network subsequently organises the implementation of action plans in cooperation with key functions such as Group Internal Audit, Group Risk Management, Group Regulatory Affairs and line management. The Group Compliance Officer regularly provides the Audit Committee with a compliance report and consults with the Chief Risk Officer, the Group General Counsel and the Head of Group Regulatory Affairs.

External auditor

The external auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. PricewaterhouseCoopers has executed this function since 1991 (formerly as Revisuisse Price Waterhouse AG).

Prior to the commencement of the external audit, the external auditor presents its plan and estimated fees to the Audit Committee for approval. At the conclusion of the external audit, the external auditor presents and discusses its report on the financial statements with the Audit Committee, and highlights any significant internal control issues identified. Each year the external auditor is required to discuss the internal quality assurance processes that ensure the external audit is conducted in accordance with the required professional standards, and provide a formal written statement to the Audit Committee defining all relationships it has with the Swiss Re Group. The Audit Committee and external auditor discuss any disclosed relationships or services that might affect the external auditor's objectivity and independence.

To further protect the independence of the external auditor, the Audit Committee is required to pre-approve all non-audit services to be provided by the external auditor. In addition, proposals to employ former senior executives of the external auditor, previously involved in the external audit, must be reviewed and approved in advance by the Audit Committee.

Actuarial review

The Board of Directors has appointed Mr Freddy Delbaen as an external actuary to conduct a review of the balance sheet provisions for the life reinsurance business of Swiss Reinsurance Company and European Reinsurance Company. His review focuses on the appropriateness of the reserving assumptions that, combined with the margins in the reserves, provide a reasonable level of prudence over the company's best-estimate assumptions. Mr Delbaen is a professor and has held the position of Chair of Financial Mathematics at the Swiss Federal Institute of Technology (ETH) in Zurich since 1995.

4 Executive Board

4.1 Members of the Executive Board

Status as at 31 December 2004

John R. Coomber
Chief Executive Officer, Member of the Executive Board Committee

Mr Coomber, a British citizen born in 1949, graduated in theoretical mechanics from Nottingham University in 1970.

Mr Coomber started his career with the Phoenix Insurance Company. He joined Swiss Re in 1973. Having qualified as an actuary in 1974, he first specialised in the company's life reinsurance. He was Swiss Re (UK)'s appointed actuary from 1983 to 1990. In 1987 he assumed responsibility for the life division, and, in 1993, was made head of the company's UK operations. Mr Coomber was appointed Member of the Executive Board in April 1995, responsible for the Group's Life & Health Division. In June 2000, he became a member of the Executive Board Committee. In November 2002, the Board of Directors appointed him CEO with effect from 1 January 2003. Mr Coomber also serves as a member of the supervisory board of Euler Hermes.

Jacques Aigrain
Head of the Financial Services Business Group and Deputy Chief Executive Officer as of 1 January 2005, Member of the Executive Board Committee

Mr Aigrain, a Swiss and French citizen born in 1954, received a PhD in economics in 1981 from the Sorbonne, in France, after studying law at the Sorbonne and economics at Paris-Dauphine University.

Mr Aigrain joined Swiss Re in June 2001 as head of the Financial Services Business Group. Previously, Mr Aigrain worked for JP Morgan in various positions and locations, predominantly in investment banking, capital markets, and mergers and acquisitions. Immediately prior to joining Swiss Re, he was a managing director and a member of JP Morgan's investment banking management committee, where he was co-head of client coverage, responsible for the financial institutions and classical economy sectors.

Martin Albers
Head of the Risk Solutions business sector in the Financial Services Business Group

Mr Albers, a Swiss citizen born in 1960, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich in 1985 with a master's degree in engineering, and in 1991 earned an MBA from the JL Kellogg Graduate School of Management at Northwestern University, Chicago.

Mr Albers joined Swiss Re as head of Product Controlling in 1994, after having worked for over three years with Boston Consulting Group. In 1996 he became head of property and casualty business in Canada and, in 1999, in the UK. Mr Albers was appointed to the Executive Board in January 2002. He assumed his current position in June 2002.

Walter Anderau
Head of the Communications & Human Resources Division, appointed Chairman of the Swiss Re Centre for Global Dialogue as of 1 January 2005 following his retirement from the Executive Board

Mr Anderau, a Swiss citizen born in 1946, received a degree in history from the University of Zurich in 1972 after studies both in Zurich and Paris.

Mr Anderau joined Swiss Re in 1998 as head of Group Human Resources. Prior to that, he worked for ten years at Kraft Jacobs Suchard, where he was chairman of the board of Swiss operations, director on the company's European board and, as vice president of corporate affairs, member of Kraft's executive board (Europe). From 1985 to 1988, Mr Anderau headed Switzerland's "700th anniversary celebration" (CH 91). He was appointed to the Executive Board in July 1999.

Andreas Beerli
Head of the Americas Division within the Property & Casualty Business Group

Mr Beerli, a Swiss citizen born in 1951, graduated in law in 1976 and received a doctorate in law from the University of Basle in 1983.

Mr Beerli joined Swiss Re in 1979, serving in various marketing functions until 1984. He then worked for Credit Suisse in private banking and the Baloise Insurance Group, where he served in the company's foreign operations. He rejoined Swiss Re in 1993. In 1997, he restructured and integrated the newly acquired Italian reinsurance company Uniorias. In 1998, he assumed an additional position as Head of the Global Clients unit. He was appointed to his current position in January 2000.

Mr Beerli is a member of the board of the Reinsurance Association of America, a member of the executive committee of the International Insurance Society, and is also on the board of directors of the Insurance Information Institute.

Phillip Colebatch
Head of the Capital Management and Advisory business sector within the Financial Services Business Group

Mr Colebatch, an Australian citizen born in 1944, received a master of science degree from the Massachusetts Institute of Technology in 1969 and a doctorate in business administration from Harvard Business School in 1973.

Mr Colebatch joined Swiss Re in September 2002 to assume his current position, which includes responsibility for Fox-Pitt, Kelton (FPK) and Swiss Re Financial Products. Before joining, Mr Colebatch was with Credit Suisse Group, where he most recently served as a member of the group executive board and CEO of Credit Suisse Asset Management. Mr Colebatch began his career with Citicorp in New York and held a number of senior investment banking positions in Hong Kong and London.

Jacques E. Dubois
Deputy Head of the Life & Health Business Group until 31 December 2004, Chairman & CEO of Swiss Re America Holding Corporation and in charge of corporate development and US public affairs as of 1 January 2005

Mr Dubois, a US citizen born in 1949, graduated from the College of the Holy Cross in Worcester, Massachusetts in 1970 with a degree in mathematics. He also received a master's degree in business administration in 1972 from the Amos Tuck School at Dartmouth College, Hanover, New Hampshire.

Mr Dubois joined Swiss Re in conjunction with the company's acquisition of Life Re in 1998. In June 2000, he was appointed a member of the Executive Board and Deputy Head of the Life & Health Business Group.

Mr Dubois began his business career at Philo Smith & Co., a securities firm specialising in insurance stock research and the merger and acquisition of insurance companies. In 1979, he joined Insurance Investment Associates, an investment banking partnership focused exclusively on mergers and acquisitions of life insurance companies. In 1988, Jacques Dubois co-founded Life Re Corporation, which was established to purchase the General Reassurance Company from General Reinsurance Corporation in a leveraged buy-out. He served as president and chief operating officer of Life Re Corporation from 1988 to 1998.

John H. Fitzpatrick
Head of the Life & Health Business Group, Member of the Executive Board Committee

Mr Fitzpatrick, a US citizen born in 1956, graduated from the Loyola University of Chicago with a Bachelor of Business Administration in 1979. He is a Chartered Financial Analyst (CFA) (1987) and a Certified Public Accountant (CPA) (1979).

Mr Fitzpatrick joined Swiss Re in July 1998 as Chief Financial Officer and was appointed to his current position in April 2003. Before joining, he was senior managing director and co-head of Securitas Capital, a private equity firm focused on the insurance industry. From 1996 to 1998 he was a senior managing director at Zurich Centre Resources Ltd, where he focused on startups of new insurance companies. From 1990 to 1996 he was CFO and a member of the board of directors of Kemper Corporation. He started with Kemper as a financial analyst in 1978, holding several positions in corporate finance until 1990.

Ann F. Godbehere
Chief Financial Officer, Head of the Finance Division, Member of the Executive Board Committee

Ms Godbehere, a Canadian and British citizen born in 1955, qualified as a Certified General Accountant (CGA) in Canada in 1984 and became a fellow of the Certified General Accountants' Association (FCGA) in 2003.

Ms Godbehere was appointed Group CFO with effect from 1 April 2003. Previously, she held the position of Chief Financial Officer of the Property & Casualty Business Group and, prior to this, from 1998–2001, she served as the Chief Financial Officer of the Life & Health Business Group, based in London. Ann Godbehere joined Swiss Re in 1996, following the acquisition of the Mercantile & General Reinsurance Group. Until 1998, she held a number of senior positions in Swiss Re Life & Health North America, most recently the position of Chief Executive Officer of Swiss Re Life & Health Canada. Ms Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined the M&G Group in 1981, where she held several management roles, including senior vice president and controller for both life and health and property and casualty businesses throughout North America.

Rudolf Kellenberger
Deputy Chief Executive Officer and Member of the Executive Board Committee until 31 December 2004

Mr Kellenberger, a Swiss citizen born in 1945, studied civil engineering at the Swiss Federal Institute of Technology (ETH) in Zurich, graduating in 1970.

Mr Kellenberger joined Swiss Re in 1978, holding various assignments in facultative and treaty business within the engineering department. In the early 1980s, he was responsible for Southeast Asia, operating from Hong Kong. In 1990 he was appointed head of the engineering department. In 1993 he was appointed to the Executive Board, responsible for the Northern Europe reinsurance sector and special lines. In 1998 he was appointed Head of Europe Division. On 1 April 2000, he became Deputy Chief Executive Officer. He stepped down from the Executive Board on 31 December 2004 as he will reach retirement age in 2005. Mr Kellenberger started his career as a project engineer in bridge construction before moving to England, where he worked for a major Swiss construction company.

Mr Kellenberger was a member of the board of the Swiss Insurance Association until the end of 2004. He is vice-chairman of the supervisory board of Atradius, Amsterdam and a member of the board of directors of Swiss Life Group. In addition he is chairman of the Swiss Pool for Aviation Insurance.

Michel M. Liès
Head of the Europe Division within the Property & Casualty Business Group

Mr Liès, a citizen of Luxembourg born in 1954, received a degree in mathematics from the Swiss Federal Institute of Technology (ETH) in Zurich in 1974.

Mr Liès joined Swiss Re's life department in 1978. Based in Zurich, he first covered the Latin American market. From 1983 to 1993, he was responsible for France and the countries of the Iberian Peninsula. In 1994 he moved to the property & casualty department in charge of Southern Europe and Latin America, which he headed from 1997. Mr

Liès became a member of the Executive Board and Head of the Latin America Division in 1998. On 1 April 2000, he assumed his current function as Head of Europe Division.

Mr Liès is a member of the board of the Swiss Insurance Association.

Stefan Lippe
Head of the Property & Casualty Business Group, Member of the Executive Board Committee

Mr Lippe, a German citizen born in 1955, graduated in mathematics and received a doctorate in business administration from the University of Mannheim in 1982.

Mr Lippe joined Bavarian Re in 1983. In 1986 he became head of the non-proportional underwriting department. He was appointed deputy member of the board of management in 1988 and a full member in 1991, when he assumed general responsibility for the company's operations in the German-speaking area. In 1993 he became chairman of the board of management of Bavarian Re. In 1995 he was appointed a Member of Swiss Re's Executive Board, responsible for the Bavarian Re Group. He was appointed to his current position in April 2001.

Benjamin Meuli
Chief Investment Officer, Head of the Asset Management business sector within the Financial Services Business Group

Mr Meuli, a British citizen born in 1956, was educated at Oxford University where he graduated with an MSc in Economics in 1978.

Mr Meuli joined Swiss Re in April 2004 to assume his current position. After his graduation, he embarked on a 20-year career with JP Morgan, where he became a managing director, in charge of the European Debt Capital Markets and the European Financial Institutions Group. He also held the positions of chief executive of JP Morgan Life Assurance Ltd and chief operating officer of the global fixed income division. In 1998 he joined Morgan Stanley as managing director with primary responsibility for investment banking, fixed income, equities, real estate, and associated asset and liability management issues linked to large multinational insurance groups.

Pierre L. Ozendo
Head of the Asia Division within the Property & Casualty Business Group

Mr Ozendo, a US and French citizen born in 1950, attended the University of San Francisco from 1968 to 1971, studied political science and earned a bachelor of arts degree.

Mr Ozendo joined the Swiss Re Group in 1995, taking on an assignment as chief executive officer of the subsidiary Union Re, with effect from 1 January 1996. Mr Ozendo was appointed to Swiss Re's Executive Board on 1 July 1996. He was named Head of the Group's Asia Division in 1998 following Union Re's integration into Swiss Re. Before joining Swiss Re, Mr Ozendo worked for General Reinsurance Corporation from 1975 to 1995. In 1986 he moved to Switzerland as general manager of General Reinsurance Corporation (Europe) in Zurich. He was appointed president and managing director of General Re Europe Limited in 1994. Mr Ozendo was previously employed as an underwriter by the New York Life Insurance Company in San Francisco.

Mr Ozendo serves as a vice chairman of the Evian Group.

Bruno Porro
Chief Risk Officer, Head of the Risk & Knowledge Division, Member of the Executive Board Committee until 31 December 2004

Mr Porro, a Swiss citizen born in 1945, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich in 1969 as a civil engineer. While in employment, he obtained a doctorate in economics in 1978.

Mr Porro joined Swiss Re in 1978, where he established a group involved with the assessment of natural hazards. In 1987 he became head of the development and capacity utilisation section and assumed responsibility for the Group's catastrophe fund covers. From 1989 he had marketing responsibilities in the Latin American and Iberian areas. He was appointed to the Executive Board in 1995. In 1998, he was named Chief Risk Officer and became a member of the Executive Board Committee. Mr Porro stepped down from the Executive Board on 31 December 2004 as he will reach retirement age in 2005. Prior to joining Swiss Re, Mr Porro had various assignments at the Swiss Federal Institute of Technology (ETH).

W. Weldon Wilson
Head of Swiss Re's North American life and health operations

Mr Wilson, a US citizen born in 1961, graduated from the Vanderbilt University School of Law in Nashville, Tennessee in 1986 with a doctorate in jurisprudence. He also holds a BA in political science from the University of Alabama in Huntsville, Alabama.

Mr Wilson has been associated with Swiss Re, and previously Life Re, since 1991, as general counsel, secretary, and director of Swiss Re Life & Health America Inc. and its subsidiaries. Before his appointment in 2003 to the Executive Board, he held the position of executive vice president and head of the business engineering services unit, where he was responsible for overseeing the firm's Admin Re℠ programme as well as other non-traditional reinsurance solutions for life and health clients in North America. Mr Wilson formerly served as general counsel for the Life & Health Business Group. Before joining Life Re, Mr Wilson worked for two Texan law firms as an associate attorney.

Yury Zaytsev
Group Information Officer, Head of the Information, Processes & Technology Division

Mr Zaytsev, a US citizen born in 1949, studied engineering and computer technology at the Technical University of Lvov, Ukraine, graduating in 1971 with a master's degree in mechanical engineering.

Mr Zaytsev joined Swiss Re in 1992 as head of corporate information resources for US subsidiaries, based in New York. In 1995 he was seconded to head office in Zurich, where he was put in charge of Group Information and Technology and the Group's Data Centre. Mr Zaytsev was appointed to the Executive Board in 1999 as Group Information Officer. Prior to joining Swiss Re, Mr Zaytsev developed the IT systems for the 1980 Olympic Games in Moscow. He then emigrated to the US, where he first worked as an IT project manager for the retail group K-Mart in New Jersey. He then spent seven years working for the American International Group, New York, where he handled the firm's domestic and international IT applications.

Changes in the course of the 2004 business year
Benjamin Meuli was appointed Chief Investment Officer and Member of the Executive Board on 19 February 2004 with effect from 19 April 2004. For details, please refer to the section above.

Changes since 31 December 2004
Jacques Aigrain was appointed Deputy Chief Executive Officer from 1 January 2005. He continues to serve as Head of the Financial Services Business Group.

Walter Anderau was appointed Chairman of Swiss Re's Centre for Global Dialogue from 1 January 2005 following his retirement from the Executive Board as of 31 December 2004.

Jacques E. Dubois discontinued his function as Deputy Head of the Life & Health Business Group as of 31 December 2004. He refocused his role on corporate development and US public affairs. He continues to serve as an Executive Board member and as chairman of Swiss Re America Holding Corporation.

Charlotte A. Gubler was appointed Head of Communications & Human Resources with effect from 1 January 2005. She also joined Swiss Re's Executive Board on that date. Ms Gubler, a Swiss citizen born in 1952, holds a degree from the Graduate School of Business Administration in Zurich. She began her professional career in general merchandise trading and the retail industry. She then joined a management consultancy firm where she spent eight years focusing on the acquisition and execution of strategic, marketing, organisation and human resources mandates. In 1993, she joined Swiss Re as Senior Credit Risk Manager in the company's Credit & Surety Department with the primary mandate of assessing credit risks in the global retail industry. Two years later, she was appointed to establish a global Credit Risk Management Function, first for the company's initial Alternative Risk Transfer Division and subsequently for the Swiss Re Group. In 2000, she became a Member of the Executive Team of the Financial Services Business Group and Head of Credit Solutions, a business sector of Swiss Re, which encompasses the Group's global credit risk underwriting business.

Rudolf Kellenberger will retire on 30 April 2005. In view of this, he handed over his responsibilities as Deputy CEO to Jacques Aigrain on 1 January 2005 and stepped down from the Executive Board.

Christian Mumenthaler was appointed Group Chief Risk Officer and Head of Risk and Knowledge Division effective 1 January 2005. He also joined the Group's Executive Board and became a member of the Executive Board Committee. Mr Mumenthaler, a Swiss citizen born in 1969, received a PhD from the Institute of Molecular Biology and Biophysics at the Swiss Federal Institute of Technology (ETH) in Zurich. He started his professional career in 1997 as an Associate at the Boston Consulting Group, before joining Swiss Re in 1999 as a manager in Group Strategic Planning. Between 1999 and 2002, Mr Mumenthaler was responsible for a number of key projects for the company including innovative securitisation solutions. In 2002 he established a new unit, Group Retro and Syndication, which is responsible for optimising the Group's risk and capital base through retrocession and securitisation. As head of Group Retro and Syndication, he was responsible for a number of innovative capital market transactions including the first securitisation of mortality risk.

Bruno Porro stepped down from the Executive Board on 31 December 2004 as he approached retirement age. He handed over his responsibilities to Christian Mumenthaler on 1 January 2005.

4.3 Management contracts

Disclosed hereunder are key elements of management contracts between Swiss Re, or any of its Group companies, and companies not belonging to the Group, including the companies' names, domiciles and delegated management tasks. The form and extent of compensation are not, however, disclosed as all the contracts are commercially sensitive.

Computer Sciences Corporation Contract
Swiss Re Life&Health America Inc. and certain of its life insurance affiliates, each of which is a United States life insurance subsidiary of Swiss Reinsurance Company (such US insurance subsidiaries are together referred to as "Swiss Re"), are parties to a third party administration contract (the "TPA Agreement") with affiliates of Computer Sciences Corporation, a Nevada corporation (together "CSC"). The TPA Agreement provides for CSC to carry out most of the policyholder administration services, including customer service, claims processing, and audit and regulatory compliance support, at mutually agreed and measured service levels for direct life insurance policies and annuities of Swiss Re and its clients. Currently, CSC is providing such policyholder administration services for approximately 2 million direct life insurance policies and annuities of Swiss Re and its clients and, later this year, it is expected to administer an additional approximately 1 million direct life insurance policies and annuities acquired by Swiss Re in 2004. Under the TPA Agreement, CSC provides these policyholder administration services at a number of operational sites throughout the United States. Subject to certain early termination provisions, the TPA Agreement has a ten year term ending in 2013.

Aberdeen Contract
Windsor Life Assurance Company Limited ("Windsor Life"), an indirect wholly-owned subsidiary of Swiss Reinsurance Company, entered into an Investment Management Agreement ("IMA") with Aberdeen Asset Managers Limited ("AAM") on 31 May 2001. The IMA has a term of ten years but may be terminated early with six months' notice. In accordance with the IMA, AAM will act as exclusive manager of the Windsor Life investment portfolio subject to the guidelines in the Investment Handbook and instructions by Windsor Life. Compensation to AAM is based on a schedule of rates per annum applied to the value of assets.

Originally included in the IMA was the management of certain real estate properties. A partial deed of assignment was entered into with Arlington Property Investors UK Limited ("Arlington") to make Arlington the exclusive manager of the Windsor Life property portfolio. Other terms were unchanged.

Trinity Expert Systems Contract
Windsor Life Assurance Company Limited ("Windsor Life"), an indirect wholly-owned subsidiary of Swiss Reinsurance Company, entered into an outsourcing agreement with Trinity Expert Systems ("TES") with an effective date of 1 October 2003. The outsourcing agreement has a term of three years but may be terminated early with six months' notice. In accordance with the outsourcing agreement, TES will supply IT help desk, LAN support and administration system application support services. In addition, TES provides services outside the outsourcing contract, agreed on an individual project and cost basis.

5 Compensation, shareholdings and loans

5.1 Content and method of determining the compensation and shareholding programmes

Compensation of the Chairman of the Board of Directors, the Executive Vice Chairman, the CEO and other members of the Executive Board is set by the Board of Directors' Compensation and Appointments Committee. The Committee convenes two to three times a year and presents its proposals to the full Board for approval. The Committee's remit also includes responsibility for the compensation philosophy and approving compensation plans.

Swiss Re has a "pay for performance" philosophy. The Executive Board is paid a base salary and variable bonus. The fixed salary consists of a cash payment, while the bonus can be either in cash or shares that are deferred for four years. Furthermore, all Executive Board members are obliged to take a minimum of 25% of their annual bonus in deferred bonus shares.

Swiss Re also grants its top management long-term performance incentive awards. There are two selectable plans, a stock option plan and a restricted share plan. The size of the award depends on the labour market, the degree of influence on the Group result, and the potential and acceptability of the resulting dilution. Swiss Re options have a total duration of ten years with a four year vesting period. Entitlement to the award is forfeited in the event of resignation during this period.

The Executive Board's performance assessment is based on annual objectives involving financial and qualitative elements. The bonuses distributed for a year's service are paid in April of the following year. All amounts disclosed relate to the performance year 2004 with some elements to be credited in April 2005.

5.2 Compensation for acting members of governing bodies

The disclosure follows the SWX Directive, which requires differentiation between the executive members of the Board of Directors and the management board in total and the non-executive members of the Board of Directors in total. This applies to the tables shown on page 81–84.

	CHF millions
18 executive members (Executive Vice Chairman and 17 Executive Board members)	40.9
10 non-executive members (members of the Board of Directors)	2.9
Total	**43.8**

The total shown includes all the remuneration components except for shares and options, which are shown separately. Cash payments, allowances, value of preferential rates on loans, other financial benefits, as well as the amount of actuarial funding needed for pensions, are included in this figure. Swiss Re does not have a separate pension plan for members of the governing bodies.

5.3 Compensation for former members of governing bodies

	CHF
1 executive member	143 060
Non-executive members	none
Total	**143 060**

The former member of the Executive Board performs periodic services on behalf of the Group.

5.4 Share allotment in the year under review

	Share allocation (deferred)
18 executive members (as defined in 5.2)	338 078
10 non-executive members (as defined in 5.2)	22 415
Total	**360 493**

Executive Board members must receive between 25% and 100% of their performance related pay in shares. All shares awarded to the Executive Board are subject to a four year deferral period. The bonus plan stipulates that Executive Board members must decide on the final split between cash and shares by April. For the purpose of this disclosure, we have assumed a take-up rate of 75%, which is in line with experience from previous years. Such shares have a discounted taxable value of CHF 65.60.

Members of the Board of Directors receive an honorarium, 25% of which is in the form of shares; the remainder may be taken either in the form of cash or shares with a four year deferral period. Such shares have a discounted taxable value of CHF 65.60.

5.5 Share ownership

	Number of shares held on 31 December 2004
18 executive members (as defined in 5.2)	1 200 193
10 non-executive members (as defined in 5.2)	163 872
Total	**1 364 065**

In addition to those shares held by the person in question on the reporting date, shareholdings consist of any shares held by such person's spouse, minors, and of directly controlled companies.

5.6 Options and related instruments

Please refer to note 12 on "Stock compensation plans" on page 37–38 in the Financial Statements.

Options

Executive members

	Exercise price (CHF)									
Grant year	60	69	74	83	93	128	144	152	162	183
1996 (2)	18 000									
1997 (3)			22 000							
1998 (12)								86 400		
1999 (15)									145 200	
2000 (15)						241 000				
2001 (16)										504 000
2002 (16)							404 500			
2003 (17)		531 000								
2004 (17)					474 000					
2005 (15)				495 000						

In brackets: number of participating members

Non-executive members

	Exercise price (CHF)					
Grant year	67	83	93	128	144	186
2001 (1)						10 000
2002 (1)					40 000	
2003 (1)	40 000					
2005 (1)		40 000				

In brackets: number of participating members

All options have a four year vesting period, during which there is a risk of forfeiture, and an exercise period of six years. The exchange ratio is 1:1, ie each option entitles the beneficiary to purchase one share at an unadjustable strike price.

Restricted shares

In 2004, the beneficiaries of the long-term incentive award programme received, as an alternative to the stock options, the right to opt for restricted shares. The applicable ratio was four to one, ie four stock options equalled one restricted share. The restricted shares vest after four years. During the vesting period, there is a risk of forfeiture. Beneficiaries of long-term incentive awards will have the same choice between stock options and restricted shares at grant in April 2005.

Overview of the restricted shares held in 2004

	Share price as of date of grant CHF 93
3 executive members (as defined in 5.2)	11 500
1 non-executive member (as defined in 5.2)	10 000
Total	**21 500**

5.7 Additional fees and remuneration

Under the SWX Directive, Swiss Re is required to disclose the sum of the honorariums (eg consultancy fees) and other remunerations billed to Swiss Re or any of its Group companies by a member of a governing body, or parties closely linked to such persons for additional services performed during the year under review, in the case of sums exceeding half of the ordinary remuneration of the member in question. No such additional payments were made.

5.8 Loans to members of governing bodies

	CHF millions
Mortgages and loans to 13 executive members	32.6
Mortgages and loans to non-executive members	none

All credit is secured against real estate or pledged shares. The terms and conditions of loans and mortgages are the same as those available to all Swiss Re employees in the respective locations. Fixed-rate mortgages have a maturity of five years and interest rates that correspond to the five year Swiss franc swap rate plus a margin of 10 basis points. Adjustable-rate mortgages have no agreed maturity dates. The basic preferential interest rates equal the corresponding interest rates applied by the Zurich Cantonal Bank minus one percentage point. To the extent that fixed or adjustable interest rates are preferential, such values have been factored into the compensation sums given to the governing body members under "Compensation for acting members of governing bodies", on page 81.

5.9 Highest total compensation

The compensation of the highest paid member of the Board of Directors (Peter Forstmoser) during the reporting year can be broken down as follows:

	Number of shares/options	CHF millions
Compensation (as defined in 5.2, page 81)		1.7
Number of shares (as defined in 5.4, page 81)	12 070	
Number of options (as defined in 5.6, page 82)	40 000	

The options run for ten years and have a four year restriction period during which there is a forfeiture risk. The deferred shares have a discounted taxable value of CHF 65.60. Based on the value of the shares, the option has a value of CHF 20.70 at grant date.

6 Shareholders' participation rights

6.1 Voting right restrictions and representation

Voting right restrictions, statutory group clauses, exception rules
There are no voting right restrictions, no statutory group clauses and hence no rules on making exceptions.

Reasons for making exceptions in the year under review
No exceptions were made.

Procedure and conditions for cancelling statutory voting right restrictions
As there are no voting right restrictions, there is neither a procedure nor a condition for their cancellation.

Statutory rules on participating in the General Meeting of shareholders if differing from legal provisions
In line with the legal provisions, any shareholder with a voting right may have his/her shares represented at any General Meeting by another person authorised in writing or by corporate bodies, independent proxies or proxies for deposited shares. Such representatives need not be shareholders.

6.2 Statutory quorums

The Articles of Association do not provide for any statutory quorums. Any General Meeting of shareholders passes resolutions by an absolute majority of the votes validly cast, subject to the compulsory exceptions provided by law.

6.3 Convocation of the General Meeting of shareholders

The statutory rules on the convocation of the General Meeting of shareholders correspond with the legal provisions. Accordingly, the General Meeting of shareholders is summoned at least 20 days before the date of the meeting by notice published in the Swiss Official Gazette of Commerce.

6.4 Agenda

The Board of Directors announces the agenda. Shareholders with voting powers whose combined holdings represent shares with a nominal value of at least CHF 100000 may, up to 45 days before the date of the meeting, demand that matters be included in the agenda. Such demands must be in writing and must specify the items and the proposals to be submitted.

6.5 Registrations in the share register

There is no statutory rule on the deadline for registering shareholders in connection with the attendance of the General Meeting. In recent years, Swiss Re has acknowledged voting rights of shares which were registered at least two working days before the General Meeting. In 2004, the qualifying date was Wednesday, 12 May, while the Annual General Meeting was held on Friday, 14 May.

7 Changes of control and defence measures

7.1 Duty to make an offer

Swiss Re has not taken any defence measures against take-over attempts. The governing bodies believe that the best protection is a fair valuation of the shares. They believe in the efficiency of a free market rather than relying on defence measures that normally have a long-term negative effect on the share price development. Therefore, there are no statutory rules on "opting up" or "opting out". Should a shareholder reach the threshold of 33⅓% of all voting rights, then, pursuant to the Stock Exchange Act, he/she would be required to submit a general take-over offer. ("Opting up" is a statutory rule based on which the triggering threshold would be lifted to a higher percentage, while "opting out" is a statutory rule waiving the legal duty to submit an offer.)

7.2 Clauses on change of control

Unvested bonus shares, share options, and certain other employee benefit programmes would vest upon a change of control. Rights of members of the governing bodies are identical to those of employees generally.

8 Auditors

8.1 Duration of the mandate and term of office of the head auditors

PricewaterhouseCoopers AG, then known as Revisuisse Price Waterhouse AG, were elected as Swiss Re's auditors at the Annual General Meeting of 25 November 1991 and, since then, have been re-elected annually.

Mr Michael P. Nelligan and Mr Ray J. Kunz took up office as head auditors responsible for the existing auditing mandate as of 1 January 1997 and 1 July 2001, respectively. As of 1 January 2004, Mr David J.A. Law took over the position of Swiss Re's lead audit partner from Mr Nelligan who retained his responsibility for the audit of the 2003 financial statements. His involvement ended in June 2004.

8.2 Auditing honorarium

The following summarises fees for professional services for the year ended 31 December 2004.

Audit fees

PricewaterhouseCoopers	CHF	21.8 million

Audit related fees

PricewaterhouseCoopers	CHF	1.8 million

Audit related fees comprise, among other things, amounts for due diligences, comfort letters, accounting advice, information systems reviews and reviews on internal controls.

8.3 Additional honorarium

In addition to the fees described above, aggregate fees of CHF 2.4 million were billed by PricewaterhouseCoopers during the year ended 31 December 2004, primarily for the following:

Income tax compliance and related tax services	CHF	0.9 million
Other fees	CHF	1.5 million

Other fees comprise, among other things, amounts for accounting, actuarial and legal advisory, benchmarking studies and treasury advisory services.

8.4 Supervisory and control instruments vis-à-vis the external auditor

The Board of Directors has established the Audit Committee, which holds four meetings a year and to which the two head auditors are regularly invited as advisory guests. The Audit Committee evaluates the external auditor annually and, having considered alternatives, recommends one firm to the Board for election at the following Annual General Meeting of shareholders. The Audit Committee cooperates closely with the elected external auditor. In particular, it consults the auditor in respect of significant risks, contingencies or other obligations of the company; it reviews and approves the planned audit services and discusses the audits with the auditor; it approves in advance non-audit services expected to be provided by the auditor and reviews and approves other non-audit services that have been pre-approved by the Chairman of the Audit Committee between Audit Committee meetings; it reviews major changes to the company's accounting principles and practice brought to its attention by the auditor; together with the auditor, it reviews the adequacy and efficacy of the financial reporting process, the system of internal controls and quality control procedures, as well as any other significant findings and recommendations; according to its charter, it would periodically meet with the auditor to review any significant disagreement between management and the auditor, if and when such disagreements arise; it discusses with the auditor the results of the annual audit, and in particular the auditor's report on the financial statements, necessary changes in the audit plan, critical accounting policies and alternative accounting treatments that have been discussed with management. The Audit Committee's discussions include considering the possible consequences of using such alternatives and investigating the treatment preferred by the auditor. It also discusses other material written communications with management, such as management letters or schedules of unadjusted differences; the auditor is requested, at least once a year, to supply a formal written statement delineating all relationships with the company that might affect auditor independence; it actively engages in a dialogue with the auditor in respect of any disclosed relationships or services that might impact the auditor's objectivity and independence, and recommends to the Board of Directors appropriate action in response to the aforementioned statement; it obtains from the auditor and reviews, at least annually, a report describing the auditor's own quality control procedures, and any material issues raised by the most recent internal reviews, or inquiries or investigations by governmental or professional authorities within the preceding five years, and any steps taken to deal with any such issues; and it reviews the audit fees and the fees paid to the auditor in respect of non-audit services.

9 Information policy

One of the guiding principles in Swiss Re's Corporate Philosophy is "clear and open communication". As a result, the Group's information policy goes beyond legal requirements, aiming to meet best practice standards established by global industry peers.

Swiss Re maintains a close relationship with the financial community and the broader public by using all available communication channels. The company's website includes full details of its corporate disclosure. Swiss Re is strongly committed to treating all investors equally. Meetings dealing with important corporate information are held with institutional investors and analysts; they can also be followed by private shareholders via telephone conference or on the Internet.

Swiss Re prevents selective disclosure by observing ad-hoc publicity rules, and a policy of restrictions for the so-called "close period" during which the financial results are finalised. The close period commences on a given date preceding the official publication of the financial results and lasts until such publication has been made. No meetings are held with analysts or investors during this close period. In addition, members of the governing bodies, their secretariats and employees preparing or communicating material non-public financial information are subject to close period communication and trading prohibitions.

Swiss Re reports semi-annually on its financial performance and on an ad-hoc basis to announce important corporate news. Furthermore, Swiss Re organises events with investors and analysts where specific topics are discussed.

In addition to these events, Swiss Re holds frequent meetings with institutional investors and participates in investors' conferences organised by investment banks. Presentations which are used to present Swiss Re at such conferences are made available to the public on the company's website.

For contact information, please see back cover of the Business Report 2004.

Corporate news in 2004 and method of dissemination

Date	News	Method of dissemination
14 January	Nomination of former Federal Councillor of Switzerland Kaspar Villiger for election to the Board of Directors	News release
5 February	Announcement of acquisition of CNA's life book in Admin Re℠ transaction	News release
16 February	Reporting of 2004 non-life renewals	News release and telephone conference
2 March	Appointment of Benjamin Meuli as Chief Investment Officer	News release
25 March	Annual reporting 2003	News release, press conference and analysts' meeting in Zurich (including telephone conference and webcasting)
3 May	Jury verdict on World Trade Center	News release
14 May	140th Annual General Meeting	Meeting in Zurich and news release
17 May	Reporting of life and health embedded value 2003	News release and telephone conference
3 June	Announcement of appointments as of 1 January 2005: Christian Mumenthaler as Chief Risk Officer and Charlotte A. Gubler as Head of Communications & Human Resources	News release
1 July	Placement of EUR 672 million mandatory convertible securities	News release
1 July	Announcement of acquisition of Life Assurance Holding Corporation Ltd in Admin Re℠ transaction	News release
26 August	Interim reporting 2004	News release, press conference and analysts' meeting in London (including telephone conference and webcasting)
26 August	Announcement of Jacques Aigrain as Deputy CEO	Announcement integrated into news release of interim reporting
August to October	Claims estimates for US hurricanes and Japanese typhoon	News releases
19 November	Requests to provide documentation on non-traditional insurance products	News release
23 November	Insight into the Group's risk management framework and disclosure of internal risk model	News release and Investors' day in Rüschlikon (including telephone conference and webcasting)
30 December	Claims estimate for the tsunami in the Indian Ocean	News release

SwiftRe

SwiftRe is the first e-business reinsurance solution that offers front- and back-office functionalities in one system. In addition to receiving immediate quotes and capacity, clients have access to their facultative business placed with Swiss Re and can actively manage it around the clock and worldwide.

Placing small to medium-sized facultative business via SwiftRe is very efficient and extremely easy. Thanks to the system's user-friendly design and high usability, Swiss Re's facultative reinsurance capacity is easily accessible. Data requirements, and therefore input fields, have been kept to an absolute minimum: only information needed for pricing and exposure purposes and for Swiss Re's accumulation control has to be entered.

SwiftRe is now available in more than 40 countries worldwide and is currently used by over 200 insurance and broker companies. There is no membership or transaction fee. It offers facultative covers for property and liability business on a proportional as well as non-proportional basis. Considering only business that has been bound, SwiftRe has so far transacted more than 17 000 facultative acceptances.

SwiftRe is Swiss Re's full-featured e-business reinsurance solution for small to medium-sized facultative business. Since its launch in 2000, SwiftRe has become increasingly popular and has grown dramatically, both geographically and in terms of business volume.

Mr Kuhn, what was your initial aim when you started developing SwiftRe?

In 1999, the reinsurance industry in general and Swiss Re in particular were faced with a tough choice prompted by increased cost pressure: either Swiss Re would have to substantially reduce its small to medium-sized business, decreasing its service and product range, or cut the administration costs associated with this type of reinsurance cover. SwiftRe, which combines state-of-the-art technology and in-depth business know-how, was Swiss Re's solution to increase efficiency.





"SwiftRe was not invented in a back room at Swiss Re. It was developed by experts who know the business and understand the particular needs of the markets and our clients."

Felix R. Kuhn, eUnit, Swiss Re Property & Casualty, Zurich

A rival company might say that Swiss Re is decreasing its personal contact. What differentiates SwiftRe from competitors that might still offer more personal attention?

SwiftRe's strength lies in the system's design, which incorporates input from the client. Every launch that we have completed has involved a pilot phase to ensure the system caters to clients' needs. This has given the system a strong market orientation. SwiftRe is designed to be flexible to evolve continually with changing client needs. It was developed to handle this small to medium-sized business segment on a fully automated basis, leaving Swiss Re and our clients more time to focus together on complex business approaches and innovative solutions and consequently even increase personal contacts.

In addition to offering online reinsurance capacity, SwiftRe allows clients to report premiums and claims and to make modifications online once the business has been bound, thus reducing their overall costs. For example, if an insurance company wishes to make a change in the terms of its insurance or reinsurance policy during the year, all it needs to do is enter the necessary changes online to get immediate confirmation subject to changes being within Swiss Re's pre-established terms and conditions. In a nutshell, the whole process, from obtaining quotes to getting final claims payment settled, is concentrated in one system.

Has the system been widely accepted by your clients?

Yes, the results have been very encouraging. Bearing in mind that we first started to process business via SwiftRe in Europe, expanding later to the Americas and now to Asia and Australia, our experience has been mainly positive. In markets where we have moved beyond the pilot phase, we have actually transacted up to 30% more of the targeted business than we originally expected. This is an astonishing result by any standards.

Swiss Re's goal is to provide the financial community with appropriate corporate disclosure, thereby allowing the most efficient pricing of its securities. The Group considers the capital market's appreciation of its credibility and its diversified investor base as key assets.

Swiss Re share price performance in 2004

Swiss Re's share price did not perform in line with global equity markets during 2004: it fell 1.6% while its benchmark indices, the Swiss Market Index (SMI) and Dow Jones Europe STOXX Insurance Index (STOXX Ins. Index), rose 5.4% and 11.0% respectively. The share price reached its highest level for the year, CHF 97.05, on 20 February and its lowest, CHF 66.35, on 16 August. The average daily volume traded amounted to 1.3 million shares on-exchange and 0.5 million shares off-exchange.

Swiss Re's shares outperformed the benchmark indices by 1.8 (SMI) and 3.9 (STOXX Ins. Index) percentage points in the first quarter, when Swiss Re announced its Admin Re^{SM} transaction with CNA and published its non-life January 2004 renewals and 2003 annual results. During the second quarter, Swiss Re's shares underperformed the SMI and the STOXX Ins. Index by 6.8 and 9.8 percentage points respectively. The third quarter proved to be the worst in terms of performance. Frequent adverse news about the insurance industry, including hurricanes, typhoons and reserving exercises, depressed investor sentiment. The insurance industry performed positively in the fourth quarter despite investigations by New York's Attorney General and the SEC into US broker business and non-traditional insurance products. At 12.9%, Swiss Re's shares rose more than the industry (11.4%) and outperformed the SMI by 8.7 percentage points during that period. From its year low on 16 August, the share had regained 22.2% by the end of 2004.

Shareholder base

Swiss Re's shareholder base is well diversified, both geographically and in its ratio of private to institutional investors. Around 92% of Swiss Re's 57 057 shareholders are private individuals, of whom 90% hold fewer than 2 000 shares. Institutional shareholders hold roughly two thirds of Swiss Re's share capital.

The vast majority of Swiss Re's private shareholders are domiciled in Switzerland. Its large institutional shareholder base is geographically diverse, with 33% of shareholders domiciled in Switzerland, 33% in Europe (excluding Switzerland), 31% in North America and 3% throughout the rest of the world. Socially responsible investors (those who focus specifically on social, environmental and corporate governance factors) account for approximately 2% of Swiss Re's shares.

Index representation

Swiss Re is a member of many indices, including the SMI, the Dow Jones STOXX 50 and the Financial Times Stock Exchange Eurotop 100. The composition of these indices is primarily based on free-float market capitalisation; this favours Swiss Re, as it has a 100% free float in relation to its shares entitled to dividend. Swiss Re is also a member of various sustainability indices, including the Dow Jones Sustainability and FTSE4Good index families.

Swiss Re's weighting in indices as of 6 January 2005

Swiss/blue chip indices	Index weight (in %)
SMI	3.78
SPI	3.37
DJ STOXX 50	0.69
FTSE Eurotop 100	0.49

Insurance indices	Index weight (in %)
DJ Europe STOXX Insurance	5.54
Bloomberg Europe 500 Insurance	5.93
FTSE E300 Insurance	7.73
Thomson Reinsurance Index world	32.22

Sustainability indices	Index weight (in %)
DJSI World	0.29
DJSI STOXX	0.59
FTSE4Good Global	0.19
FTSE4Good Europe 50	0.47

Swiss Re share identification

Swiss Re's shares are listed on the main board of the SWX Swiss Exchange (SWX) and traded on the virt-x exchange under the symbol "RUKN". In 2004 the average daily turnover of the Swiss Re share registered at the SWX amounted to CHF 104 million.

On 1 February 1996, Swiss Re launched an American Depository Receipts (ADR) level 1 programme in cooperation with Morgan Guaranty Trust Company of New York. Under this programme, level 1 ADRs are not listed but traded over-the-counter.

One ADR corresponds to one Swiss Re share.

Investor Relations homepage
The Investor Relations section of Swiss Re's website (www.swissre.com/investorrelations) hosts all corporate financial reporting back to 1997, as well as complete share information in real time, including price quotes, downloads of past share prices, chart tools, an investment calculator, information on outstanding traded bonds, presentations dating back to 1999 and much more. Swiss Re also publishes the analysts' views on the Group.

Share custody
Swiss Re offers its shareholders the opportunity to deposit shares in their name with the Share Register in Zurich. Share custody is free of charge and the application form can be downloaded from Swiss Re's homepage.

Shareholder structure

As of 31 December 2004	Number of shareholders	in %	Number of shares	in %
Registered shares				
1–200	24702	43.29	2895200	0.93
201–2000	26927	47.19	17707406	5.70
2001–20000	4785	8.39	25735546	8.29
20001–100000	467	0.82	19912964	6.42
100001–200000	71	0.12	9626308	3.10
>200001	105	0.19	137612410	44.34
Total number of registered shares	**57057**	**100.00**	**213489834**	**68.78**
Number of unregistered shares			96897538	31.22
Number of shares entitled to dividend			**310387372**	**100.00**

Identification numbers	Share	ADR level 1
Swiss Security Number (Valorennummer)	1233237	–
ISIN (International Securities Identification Number)	CH0012332372	US8708872051

Ticker symbols	Bloomberg	Telekurs	Reuters
Share	RUKN VX	RUKN	RUKN.VX
ADR level 1	SWCEY US	SWCEY	SWCEY.US

Key share statistics 1998–2005[1]

	1998	1999	2000	2001	2002	2003	2004	2005[4]
Shares issued	294619020	294619020	293166020	321868120	322057870	322057870	322066174	322069379
of which reserved for corporate purposes	8462800	8462800	8293560	7942280	7942280	7942280	7942280	7942280
of which reserved to underlie convertible bond				3736522	3736522	3736522	3736522	3736522
Shares entitled to dividend	286156220	286156220	284872460	310189318	310379068	310379068	310387372	310390577

CHF unless otherwise stated	1998	1999	2000	2001	2002	2003	2004	2005[4]
Dividend paid per share	2.20	2.40	2.50	2.50	2.50	1.00	1.10	1.60[5]
Dividend yield[2] (in %)	1.2	1.5	1.3	1.5	2.8	1.2	1.4	
Earnings per share[3]	7.35	8.55	10.39	–0.57	–0.29	5.48	8.00	
Equity per share[3]	69.75	86.80	80.05	72.85	53.76	59.64	61.97	
Price per share year-end	179.05	163.55	194.25	167.00	90.70	83.50	81.10	85.25
Price per share year high	207.25	192.40	196.25	200.15	171.25	108.00	97.05	86.20
Price per share year low	101.30	136.00	127.55	114.00	70.10	49.60	66.35	80.65
Daily trading volume (CHF m)	168	129	133	167	166	115	104	106
Market capitalisation[3] (CHF m)	51236	46801	55336	51802	28151	25917	25172	26461
ADR price at year-end (USD)	125.00	101.50	119.75	101.00	65.50	67.40	71.80	73.95

[1] The 1998–2000 figures have been adjusted by the 20-for-1 share split in 2001
[2] Dividend divided by year-end share price of corresponding year
[3] Based on shares entitled to dividend
[4] All data as of 28 February 2005
[5] Subject to approval at the Annual General Meeting of 9 May 2005

Glossary

Accident insurance

Insurance of individuals or groups against economic risks in the event of death or temporary or permanent disability by accident. A branch of non-life insurance.

Accumulation risk

The risk that arises when a large number of individual risks are correlated such that a single event will affect many or all of these risks.

Acquisition costs

That portion of an insurance premium which represents the cost of obtaining the insurance business: it includes the intermediaries' commission, the company's sales expense, and other related expenses.

Admin Re^{SM}

Acceptance of a closed block of in-force life and health insurance business either through acquisition or reinsurance, typically assuming the responsibility to administer the underlying policies. Admin Re^{SM} can also extend to the acquisition of an entire life insurance company.

Asset-backed securities

A security backed by notes or receivables against assets such as auto loans, credit cards, royalties, student loans and insurance.

Asset-liability management

Management of a business in a way that coordinates decisions on assets and liabilities. Specifically, the ongoing process of formulating, implementing, monitoring and revising strategies related to assets and liabilities in an attempt to achieve financial objectives for a given set of risk tolerances and constraints.

Aviation insurance

Insurance of accident and liability risks, as well as hull damage, connected with the operation of aircraft.

Business interruption

Insurance covering the loss of earnings resulting from, and occurring after, destruction of property; also known as "loss of profits" or "business income protection insurance".

Capacity

Maximum amount of risk that can be accepted in insurance. One factor in determining capacity is government regulations that define minimum solvency requirements. Capacity also refers to the amount of insurance coverage allocated to a particular policyholder or in the marketplace in general.

Casualty insurance

Branch of insurance – mainly comprising accident and liability business – which is separate from property, engineering and life insurance. In the US this term is used for non-life insurance other than fire, marine and surety business.

Catastrophe bonds (cat bonds)

Risk based securities that allow (re)insurance companies to transfer natural catastrophe insurance risk to institutional investors in the form of bonds. Cat bonds help to spread peak exposures (see insurance-linked securities).

Cession

Insurance that is reinsured: the passing of the insurer's risks to the reinsurer against payment of a premium. The insurer is referred to as the ceding company or cedent.

Claim

Demand by an insured for indemnity under an insurance contract.

Claims handling

The work in connection with the investigation, settlement and payment of claims from the time of their occurrence until settlement.

Claims incurred and claim adjustment expenses	All claims payments plus the adjustment in the outstanding claims provision of a business year and claim adjustment expenses.
Claims ratio	Sum of claims paid, change in the provisions for unpaid claims and claim adjustment expenses in relation to premiums earned.
Coinsurance	Arrangement by which a number of insurers and/or reinsurers share a risk.
Combined ratio	The combination of the non-life claims ratio and the expense ratio.
Commission	Remuneration paid by the insurer to its agents, brokers or intermediaries, or by the reinsurer to the insurer, for costs in connection with the acquisition and administration of insurance business.
Commutation	Transaction in which policyholders or insurers surrender all rights and are relieved from all obligations under an insurance or reinsurance contract in exchange for a single current payment.
Cover	Insurance and reinsurance protection based on a contractual agreement.
Credit insurance	Insurance against financial losses sustained through the failure, for commercial reasons, of policyholders' clients to pay for goods or services supplied to them.
Directors' and Officers' liability insurance	Liability insurance for directors and officers of an entity, providing cover for their personal legal liability towards shareholders, creditors, employees and others arising from wrongful acts such as errors and omissions.
Disability insurance	Insurance against the incapacity to exercise a profession as a result of sickness or other infirmity.
Embedded value	Actuarially determined estimate of the economic value of the in-force life and health insurance operations of an insurance company (excluding any value attributable to future new business). Embedded value earnings, defined as the change in the embedded value over the year (after adjustment for any capital movements such as dividends and capital injections), provide a measure of the performance of the life and health insurance operations of an insurance company.
Employers' liability insurance	Insurance taken out by employers covering employees against injuries arising out of their employment.
Engineering insurance	Insurance covering the construction and erection of objects, and the insurance of machinery in operating plants.
Equalisation reserves	Reserves prescribed by local regulatory authorities for future claim fluctuations and for large and catastrophic losses which are established and included in the unpaid claims and claim adjustment expenses liabilities.

European Medium Term Note (EMTN)
A vehicle for raising funds by borrowing from the capital markets or from private investors. The EMTN programme itself is effectively a platform, under a standard documentation framework, from which to launch such issues on an ongoing basis.

Expense ratio
Sum of acquisition costs and other operating costs and expenses in relation to premiums earned.

Facultative reinsurance
Reinsurance of the insurer's risks on an individual basis. The reinsurance company looks at each individual risk and determines whether to accept or decline coverage.

Financial reinsurance
Reinsurance that combines risk transfer with elements of risk finance.

Fire insurance
Insurance against fire, lightning or explosion; it can also include insurance against windstorm, earthquake, flood and other natural hazards or political risks.

Funded cover
A reinsurance contract under which the ceding company pays high premiums to build a fund from which to pay expected losses. The premium less the reinsurance charge is paid out to the ceding company in the future as loss payments, returned premiums, or contingent commissions.

Guaranteed Minimum Death Benefit (GMDB)
A feature of variable annuity business. The benefit is a pre-determined minimum amount that the beneficiary will receive upon death.

Health insurance
A generic term applying to all types of insurance indemnifying or reimbursing for losses caused by bodily injury or sickness or for expenses of medical treatment necessitated by sickness or accidental bodily injury.

IBNR (provision)
Provision for claims Incurred But Not Reported by the balance sheet date. In other words, it is anticipated that an event will affect a number of policies, although no claims have been made so far, and is therefore likely to result in liability for the insurer.

Impairment charge
Adjustment in the accounting value of an asset.

Insurance-linked securities
In risk securitisation, bonds issued by an insurance or reinsurance company or corporation and purchased by institutional investors. The underlying risk of the bond is a peak or volume insurance risk, and the payment of interest and/or principal depends on the occurrence or severity of an insurance event.

Layer
Section of cover in a non-proportional reinsurance programme in which total coverage is divided into a number of consecutive layers starting at the retention or attachment point of the ceding company up to the maximum limit of indemnity. Individual layers may be placed with different (re)insurers.

Liability insurance
Insurance for damages that a policyholder is obliged to pay because of bodily injury or property damage caused to another person or entity based on negligence, strict liability or contractual liability.

Life insurance
Life insurance, sometimes referred to as life assurance, provides for a payment of a sum of money upon the death of the insured. In addition, life insurance can be used as a means of investment or saving.

Marine insurance
Line of insurance which includes coverage for property in transit (cargo), means of transportation (except aircraft and motor vehicles), offshore installations and valuables, as well as liabilities associated with marine risks and professions.

Motor insurance
Line of insurance which offers coverage for property, accident and liability losses involving motor vehicles.

Net reinsurance assets
Receivables related to deposit accounting contracts (contracts which do not meet risk transfer requirements) less payables related to deposit contracts.

Non-life insurance
All classes of insurance business with the exception of life insurance.

Non-proportional reinsurance (also excess of loss reinsurance)
Form of reinsurance in which coverage is not in direct proportion to the original insurer's loss; instead the reinsurer is liable for a specified amount which exceeds the insurer's retention.

Nuclear energy insurance
Property and liability insurance for atomic reactors, power stations or any other plant related to the production of atomic energy or its incidental processes.

Operating revenues
Premiums earned plus net investment income plus other revenues.

Premium
The payment, or one of the periodical payments, a policyholder agrees to make for an insurance policy.

Premiums earned
Premiums an insurance company has recorded as revenues during a specific accounting period.

Premiums written
Premiums for all policies sold during a specific accounting period.

Product liability insurance
Insurance of the liability of the manufacturer or supplier of goods for damage caused by their products.

Professional indemnity insurance
Liability insurance cover which protects professional specialists such as physicians, architects, engineers, lawyers, accountants and others against third party claims arising from activities in their professional field; policies and conditions vary according to profession.

Property insurance
Collective term for fire and business interruption insurance as well as burglary, fidelity guarantee and allied lines.

Proportional reinsurance
Form of reinsurance in which the premiums and claims of the insurer are shared proportionally by the insurer and reinsurer.

Quota-share reinsurance
Form of proportional reinsurance in which a defined percentage of all risks held by the insurer in a specific line is reinsured.

Reinsurance
Insurance for insurance companies which spreads the risk of the direct insurer. Includes various forms such as facultative, financial, non-proportional, proportional, quota-share, surplus and treaty reinsurance.

Reserves
Amount required to be carried as a liability in the financial statements of an insurer or reinsurer to provide for future commitments under outstanding policies and contracts.

Retention
Amount of risk which the policyholder or insurer does not insure or reinsure but keeps for its own account.

Retrocession
Amount of the risk accepted by the reinsurer which is then passed on to other reinsurance companies.

Return on equity
Net income as a percentage of time-weighted shareholders' equity.

Return on investment
Investment result as a percentage of average invested assets. Invested assets include investments, funds held by ceding companies, net cash equivalents and net reinsurance assets. Average invested assets are calculated as opening balance plus one half of the net asset turnover.

Return on operating revenues
Measure of profitability in the Life & Health Business Group: the operating result (operating income excluding non-participating realised gains and losses) as a percentage of operating revenue (premiums earned, net investment income and participating realised gains and losses) plus other revenues.

Return on total revenues
Measure of profitability in the Financial Services Business Group: the operating result (operating revenues less the sum of acquisition costs, claims and claim adjustment expenses and operating costs) as a percentage of operating revenues (premiums earned and net investment income plus trading revenues and fees and commissions).

Risk
Used in an abstract sense to indicate a condition of the real world in which there is a possibility of loss; also used by insurance practitioners to indicate the property insured or the peril insured against.

Risk management
Management tool for the comprehensive identification and assessment of risks based on knowledge and experience in the fields of natural sciences, technology, economics and statistics.

Securitisation
The process of aggregating similar instruments, such as credit portfolios or insurance risks, and marketing them to investors as a negotiable security.

Stop-loss reinsurance
A form of reinsurance that protects the ceding insurer against an aggregate amount of claims over a period, in excess of either a stated amount or a specified percentage of estimated benefit costs. An example of this type of cover is Employer Stop Loss (ESL) which is used by US companies to cap losses on self-funded group health benefit programmes. The stop-loss can apply to specific conditions or aggregate losses.

Surety insurance
Sureties and guarantees issued to third parties for the fulfilment of contractual liabilities.

Surplus reinsurance

Form of proportional reinsurance in which risks are reinsured above a specified amount.

Treaty reinsurance

Participation of the reinsurer in certain sections of the insurer's business as agreed by treaty, as opposed to single risks.

Underwriting result

Premiums earned less the sum of claims paid, change in the provision for unpaid claims and claim adjustment expenses and expenses (acquisition costs and other operating costs and expenses).

Some of the terms included in the glossary are explained in more detail in note 1 "Organisation and summary of significant accounting policies" in the Financial Statements.

Swiss Re uses some of the term definitions provided by the glossary of the International Association of Insurance Supervisors (IAIS). For additional insurance terms, please refer to Swiss Re's online glossary of technical terms at www.swissre.com

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates
27 April 2005
Disclosure of embedded value 2004

9 May 2005
141st Annual General Meeting

12 May 2005
Payment of dividend

25 August 2005
Interim results

Contact addresses
Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Annual Report 2004
Business Report

Design:
Process AG, Zurich

Photographs:
Michael Sieber (p 7–9)
Markus Bühler (p 17, 35 right, 89)
Andreas Seibert (p 29)
Thomas Kern (p 35 left, 43, 57)
Georg Gerster (cover, p 30–31, 36–37)
London Aerial Photo Library (p 44–45)

Printing:
NZZ Fretz AG, Schlieren

Original version in English

The Annual Report 2004 is also available
in German and French.

The web version of the Annual Report 2004
is available at:
www.swissre.com/annualreport

The Annual Report 2004 summary is available
in English, German and French.

Order no: 1490793_05_en

CC, 3/05, 14000 en

Annual Report 2004
Business Report

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Swiss Re

Annual Report 2004
Summary

Swiss Re at a glance

Swiss Re – a well diversified global reinsurer

Swiss Re is one of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries. Swiss Re has been in the reinsurance business since its foundation in Zurich, Switzerland, in 1863.

Through its three business groups Property & Casualty, Life & Health and Financial Services, Swiss Re offers a wide variety of products to manage capital and risk. Traditional reinsurance products, including a broad range of property and casualty as well as life and health covers and related services, are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management.

Growth and diversification strategy since 1995

Premiums earned



30000 CHF millions
20000
10000
0
18% 20% 32% 31% 39% 10% 38% 10% 35% 9% 39% 10% 33% 11% 35%
82% 80% 68% 69% 61% 52% 55% 52% 57% 54%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Property & Casualty
Life & Health
Financial Services

Net income/loss



3000 CHF millions
2000
1000
0
1101 1459 1777 2161 2446 2966 −165 −91 1702 2475
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Return on equity



15 in %
10
5
0
12.7 13.8 11.8¹ 11.3¹ 10.9 11.9 −0.7 −0.5 10.2 13.6
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

[1] Net income divided by average of shareholders' equity (1996 estimated)

The 1995 and 1996 figures represent the previously applied accounting policy and the former Group structure.

News 2004

- Net income of CHF 2.5 billion, up 45%; return on equity increased to 13.6%, above the three year average target of 13%
- Excellent investment return of 5.8% in low interest rate environment
- Property & Casualty Business Group: combined ratio of 98.4% unchanged from 2003 despite high claims activity from natural catastrophes
- Life & Health Business Group: return on operating revenues increased to 9.1%; two largest Admin Re℠ transactions successfully completed in the US and UK
- Financial Services Business Group: strong improvement in operating income of 25% mainly driven by premium business
- Significant rise in dividend payment of 45% to CHF 1.60 per share

Key figures

CHF millions unless otherwise stated	2003	2004	Change in %
Property & Casualty Business Group			
Premiums earned	17 409	**15 987**	−8
Combined ratio (in %)	98.4	**98.4**	
Life & Health Business Group			
Premiums earned	10 229	**10 205**	0
Operating revenues	13 314	**13 434**	1
Return on operating revenues (in %)	8.7	**9.1**	
Financial Services Business Group			
Premium business: Premiums earned	3 097	**3 232**	4
Combined ratio, traditional business (in %)	94.7	**92.9**	
Fee business: Total revenues	812	**687**	−15
Return on total revenues, excluding proprietary asset management (in %)	14.7	**12.9**	
Group			
Premiums earned	30 740	**29 439**	−4
Net income	1 702	**2 475**	45
Earnings per share (in CHF)	5.48	**8.00**	46
Dividend per share (in CHF)	1.10	**1.60**[1]	45
Shareholders' equity	18 511	**19 177**	4
Return on investment (in %)	5.1	**5.8**	
Return on equity (in %)	10.2	**13.6**	
Number of employees	7 949	**8 359**	5

[1] Subject to approval at the Annual General Meeting of 9 May 2005

Share performance

Market information as of 28 February 2005	
Share price (in CHF)	85.25
Market capitalisation (in CHF millions)	26 461

Performance	1995–28 February 2005 (p.a.)	2004
Swiss Re (in %)	9.4	−1.6
Swiss Performance Index (in %)	9.7	6.9
DJ Europe STOXX Insurance Index (in %)	4.8	7.9



200 Share price in CHF (logarithmic scale)
Annual performance in %
100
50
20
100
75
50
25
0
−25
−50
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
— Swiss Re — Swiss Performance Index — DJ Europe STOXX Insurance Index
* Year to 28 February 2005

Chairman and CEO letter

Fellow shareholders, colleagues, ladies and gentlemen

We are pleased to report that in 2004 earnings increased by 45% to CHF 2.5 billion or CHF 8.00 per share. The return on equity was 13.6%. In a year characterised by exceptional natural catastrophe events, this result represents significant progress and highlights the value of Swiss Re's diversified risk portfolio.

Swiss Re's largest product line, property and casualty reinsurance, is cyclical in nature and our strategy for revenue growth is managed according to the phase of the cycle. During the four year period 2000 to 2003, as prices were rising, we secured premium growth measured in Swiss francs of 80%, almost twice the growth rate in the global market. In 2004 our policy was to sustain the quality of earnings on this higher premium base and, as a consequence, we experienced a small reduction in top line revenues. Measured in original currencies, this was offset by growth in our life reinsurance portfolio which is not subject to the same cyclicality. Growth in our life and health business was reinforced by our most successful year for Admin Re℠ transactions with CHF 1.4 billion of capital successfully invested in this product. The US dollar declined sharply against the Swiss franc for the second successive year, and while overall the Group's revenues rose by 3% in original currencies, in Swiss francs they fell by 1%.

Earnings were also affected by the weak dollar but good operating performance from all business lines and invested assets more than compensated for the currency impact. Notably, the return on investments of 5.8% was ahead of expectations at a time when financial markets are experiencing persistently low interest rates. The Property & Casualty Business Group's claims associated with the high level of windstorm activity and the tsunami were estimated to be CHF 1.1 billion, CHF 760 million higher than the natural catastrophe claims in 2003. Although part of this additional claims burden was offset by a release of CHF 241 million from equalisation reserves, the balance directly impacted results, worsening the combined ratio by 3.2 percentage points relative to 2003. The fact that the achieved combined ratio was unchanged year on year illustrates the continuing quality improvement in the total portfolio of risk. The Group's life and health business again met expectations and provided a stable contribution to earnings. Fee business earnings were in line with the prior year.

It was an exceptional year for natural catastrophes where globally insured claims reached USD 46 billion, the largest ever recorded in a single year. Windstorms were the predominant cause with four Atlantic hurricanes making landfall in the state of Florida and ten Pacific typhoons impacting Japan. These risks lie at the heart of our value proposition to clients as we help them to manage the effects of low frequency, high severity events. We constantly refresh our pricing and risk accumulation limits for this risk class; our windstorm models, for example, simulate 50 000 years of storm tracks and the 2004 storms produced no surprises to expected loss scenarios. As indicated in our letter last year, going forward we will be paying increasing attention to the changes in possible windstorm patterns arising from global warming.

The tsunami is not subject to the same quality of statistical analysis and the devastation caused by a category 9 earthquake deep in the Indian Ocean shocked the world. This event will always be measured more by the irreparable human tragedy than its economic loss. Insurance payments will make some contribution to rebuilding communities which have suffered loss, as new construction creates jobs and helps to stimulate economic growth. Importantly, we hope that better defence mechanisms are in place before any recurrence.

The New York Attorney General and other regulators have challenged insurers with respect to the transparency of certain industry practices, notably in relation to types of broker commission and so-called non-traditional contracts of insurance. We have responded quickly and fully to all requests for information by regulatory authorities and will continue to do so.

There has been an increasing level of discussion about appropriate models for managing capital and risk in the insurance industry, especially in the context of the European Union's Solvency II requirements. We are seeing, and warmly welcome, growing acceptance of risk-based internal models. We have included an expanded commentary on this important subject in the "Risk and capital management" section of our Business Report. We will continue to work with regulators, rating agencies and investors to help implement appropriate capital models, enhance disclosure requirements and make more apparent the benefits of a well-diversified reinsurance business.

During 2004 Swiss Re streamlined its strategic goals along four themes:
- Actively manage the cycle for profits
- Optimise organic and transactional growth
- Extend our leadership position in Asia
- Accelerate the balance sheet (through risk securitisation)

Together these goals express our commitment to sustaining growth in earnings and to being a strategic leader in our industry.

Our activities in Asia have progressed particularly well. In the last 15 months our infrastructure has been strengthened by the move to branch status in China, Japan and Taiwan, adding to five existing branches in the region and our growing strength in locally based insurance expertise and client management. Asian insurance markets continue to show impressive growth prospects. China and India have drawn much attention due to their huge populations, growing economic importance and rapid deregulation. Supervisory bodies in these countries have started to align local underwriting and investment regulations with international best practice, creating a good climate for business. To build on these achievements, Swiss Re would encourage government bodies in India to further boost the development of the insurance market by relaxing restrictions on foreign access. Allowing wholly-owned reinsurance branches would stimulate competition and investment.

Our industry has for too long been satisfied with an expensive business model which has two material shortcomings: a high level of frictional cost, which we believe can be significantly reduced through better use of technology; and an inefficient and therefore expensive approach to capital management. This is an area where we believe risk securitisation can greatly improve matters. Swiss Re has been a pioneer in this field adding investment banking capabilities to our already existing expertise in risk. Transferring insurance risks to the capital markets, as we did in January of 2005 for a segment of our life portfolio, accelerates and improves profitability and releases funds to generate future business growth. We are focused on extending this activity.

The earnings outlook for Swiss Re is positive. Uncertainties associated with some past underwriting years are dissipating and the quality improvements enjoyed in more recent business years will underpin operating results. The successful repricing of our US life portfolios and the 2005 non-life renewal serve to reinforce this message. Although we anticipate some softening of the pricing environment over time, we expect pricing in the near term to remain at levels which deliver attractive shareholder returns. We will use our ability to underwrite closed portfolios of risk such as in Admin Re℠ to supplement organic growth. Our target is to deliver 10% growth in earnings per share over the business cycle.

The Board of Directors is pleased to recommend to shareholders a dividend increase from CHF 1.10 per share in 2003 to CHF 1.60 per share in 2004. This increase reflects the Board's confidence in future earnings and long-term growth prospects.

We are pleased to report that Jakob Baer has made himself available to join our Board of Directors. His election will be proposed at the Annual General Meeting on 9 May 2005. Mr Baer served as CEO of KPMG Switzerland from 1994 until his retirement in 2004. His outstanding experience in finance and as a lawyer is an excellent addition to our Board.

Jorge Paulo Lemann has decided to step down from the Board to devote more time to his own businesses. We would like to express the Board's appreciation for his valuable contribution over the last six years.

Rudolf Kellenberger and Bruno Porro reached retirement age in early 2005; their respective responsibilities as Deputy CEO and Chief Risk Officer were passed to Jacques Aigrain and Christian Mumenthaler on 1 January 2005. We thank Ruedi and Bruno warmly for their long and outstanding contributions to the achievements of Swiss Re and wish Jacques and Christian every success in their new roles. At the same time, we congratulate Charlotte Gubler, who has taken over as Head of Communications & Human Resources from Walter Anderau. We wish Walter success in his new role as Chairman of Swiss Re's Centre for Global Dialogue. Swiss Re places high value on its extensive management development programmes and it is gratifying to observe that once again the right talent was available within the company at a time of change.

Ultimately, the success of Swiss Re depends on the skills, ideas and efforts of every employee; on behalf of the Board of Directors and the Executive Board, we want to thank them all for their commitment and invaluable contribution. We are grateful to our clients for the trust they place in us and to our shareholders for their continued support. We look forward to another year in which we will apply our strategic priorities to deliver strong, sustainable earnings to our shareholders and long-term value to all our stakeholders.

Zurich, 17 March 2005



Peter Forstmoser
Chairman of the Board of Directors



John R. Coomber
Chief Executive Officer

Group results

Strong improvements across all business groups and an excellent investment return led to net income of CHF 2.5 billion for 2004.

Premiums earned decreased by 4% to CHF 29.4 billion compared to 2003. Excluding the effect of foreign currency, the decrease was 1%.

The Swiss franc appreciated 8% against the US dollar compared to 2003 average rates. As Swiss Re's business is global, currency fluctuations can markedly affect the comparison of year-on-year reported figures.

The Property & Casualty Business Group reported premiums earned of CHF 16.0 billion, down 8% from 2003. This decrease was largely due to higher client retentions in non-traditional business. Excluding the impact of currency exchange, the decrease was 5%.

Premiums in the Life & Health Business Group were stable at CHF 10.2 billion. Adjusting for the effect of currency exchange, premiums increased by 4%, due to growth in Admin Re℠ business.

The Financial Services Business Group increased premiums earned to CHF 3.2 billion, up 5% compared to the previous year. Excluding currency exchange effects, underlying growth was 9%.

The total investment result reached CHF 6.0 billion in 2004, an increase of 20% compared to 2003.

Net investment income was CHF 4.9 billion, compared to CHF 4.6 billion in 2003, representing a 10% increase at constant exchange rates. This favourable development was mainly driven by the combined volume effect of strong organic cash flows and large Admin Re℠ transactions.

Net realised investment gains were CHF 1.1 billion in 2004, driven by a solid stream of capital gains on publicly traded and private equities. This is CHF 740 million more than in 2003, when substantial gains on the fixed income portfolios were partly offset by impairment charges.

Trading revenues were stable at constant rates of exchange. The credit and asset backed as well as insurance-linked securities businesses contributed to strong revenue growth. However, this excellent result was partially offset by trading losses associated with reduced market volatility.

Other revenues remained stable at CHF 243 million, compared to CHF 236 million in 2003.

Claims and claim adjustment expenses and life and health benefits decreased from CHF 24.0 billion to CHF 23.2 billion. Adjusted for the effects of foreign exchange, claims and claim adjustment expenses and life and health benefits increased by 1%. The significant impact from natural catastrophes during the year, net of equalisation, and continued adverse development in liability business was offset by the improvement in the underlying profitability of current business. Life and health benefits increased mainly due to the impact of Admin Re℠ business.

Acquisition costs fell by 8% to CHF 6.3 billion in 2004 from CHF 6.9 billion in 2003. Adjusting for currency exchange effects, the decrease was 5%. The acquisition cost ratio decreased from 22.3% in 2003 to 21.5% in 2004.

Amortisation of goodwill fell by 12% compared to 2003. Adjusted for currency exchange effects, the decrease was 8%, reflecting lower goodwill in the balance sheet.

Other operating costs and expenses were CHF 2.9 billion, an increase of 3% at constant exchange rates. The increase was mainly due to the Admin Re℠ acquisitions, partially offset by lower expenses in other parts of the business including the Corporate Centre, where expenses decreased by CHF 60 million. The overall Group management expense ratio increased marginally to 8.4% from 8.2% in 2003.

The tax expense in 2004 was CHF 892 million, compared to CHF 634 million in 2003. This represents an effective tax rate in 2004 of 26.5%.

The Group recorded net income of CHF 2.5 billion, compared to a net income of CHF 1.7 billion in 2003. Earnings per share were CHF 8.00 compared to CHF 5.48 in 2003.

The Group recorded net cash flow from operating activities of CHF 6.6 billion, up from CHF 4.8 billion in 2003, due mainly to strong reinsurance cash flows.

Shareholders' equity increased from CHF 18.5 billion to CHF 19.2 billion. The increase was mainly due to improved earnings, partly offset by currency exchange effects. Return on equity increased to 13.6% from 10.2% in 2003.

Income reconciliation

The following table reconciles the income from Swiss Re's business groups and the operations of its Corporate Centre with the Group consolidated net income before tax.

Income reconciliation

CHF millions	2003	**2004**	Change in %
Business group operating income			
Property & Casualty	1817	**2349**	29
Life & Health	1218	**1304**	7
Financial Services	558	**695**	25
Total business group operating income	3593	**4348**	21
Corporate Centre expenses	–403	**–343**	–15
Items excluded from the business groups:			
Net realised investment gains/losses	–89	**26**	
Amortisation of goodwill	–315	**–277**	–12
Other income/expenses	–450	**–387**	–14
Net income before tax	2336	**3367**	44

Net realised gains or losses on certain financial instruments, amortisation of goodwill and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded in the assessment of each business group's performance.

Group outlook

The outlook for property and casualty reinsurance remains positive, even though pressure on premium rates and terms and conditions will continue. Swiss Re achieved another successful renewal in January 2005 with prices remaining stable at attractive levels across all lines of business. Swiss Re is deriving increased benefit from differentiated terms and conditions, including more effective exclusion clauses, sublimits on named perils, reduced deposit requirements, and the right to perform claims audits. These factors will help to maintain good results going forward.

Within its life and health business, Swiss Re will continue to explore attractive opportunities for Admin Re℠ in its key markets. Furthermore, the transfer of insurance risk to capital markets is expected to continue in 2005 and beyond.

Financial targets updated

Swiss Re is able to benefit from its leadership position by growing organically above the underlying market and simultaneously capturing additional growth opportunities. However, Swiss Re's clear priority is profitability before premium volume, and it uses its tools and expertise to maximise economic profits throughout the insurance cycle. Swiss Re has therefore altered the way it sets its growth targets, which is now defined as 10% growth in earnings per share, which, together with the return on equity target of 13%, reflects the Group's commitment to grow returns for shareholders.

Expectations for 2005

Provided that large claims are within expected levels, Swiss Re anticipates improved operating performance for the fourth consecutive year. The combined ratio for the Property & Casualty Business Group is expected to be in the region of 96%.

Investments

Swiss Re achieved an excellent investment performance despite historically low interest rates, thanks to its ability to respond rapidly to investment opportunities. The return on investment of 5.8% reflects good returns from fixed income and an excellent contribution from equities.

Key topics

Strong economic growth, led by US consumers and China, made 2004 a relatively good year for investments – although investors' appetite for incremental risk appeared greater than returns would justify. The resulting high liquidity contributed to keeping interest rates low and credit spreads tight. But 2004 was not a uniform year and fixed income market participants faced very different conditions in the second half compared to the first half of the year. Despite the tightening of monetary policy in the US and the general trend towards higher rates in the second quarter, long-term rates levelled off in the US and even receded below 1 January levels in Europe in the second half of the year, while short-term rates steadily increased. This produced a flatter yield curve and a wider difference between the long-term rates in the two regions. Two other important trends during the second half year were the rise in oil prices and the decline of the US dollar.

Swiss Re's diversified investment strategy is designed to earn a spread over the interest-bearing liabilities relating to the life and health business and optimise total returns on the rest of the portfolio. This is done within closely monitored risk limits that combine Value at Risk (VaR), shortfall, stress testing and exposure limits. This strategy delivered strong results in 2004. The overall investment result, including net realised gains, rose by close to CHF 1.0 billion or almost 20% compared to 2003. Net investment income increased at constant exchange rates by 10% to CHF 4.9 billion, as Swiss Re continued to earn attractive yields on its large life and health fixed income portfolio, combining a long-term investment horizon with a disciplined focus on spread products.

Net realised gains more than doubled to CHF 1.1 billion. Swiss Re's emphasis on absolute return in its publicly traded equity portfolio yielded strong realised capital gains, echoed by gains on real estate and diversified private equity holdings. In addition, net impairment charges decreased to CHF 82 million, down from CHF 725 million in 2003, a level mainly relating to the 2002 stock market decline.

Swiss Re's investment portfolio grew by close to 23% in Swiss francs, due both to strong organic cash flows and to the assets acquired in two large Admin Re℠ transactions. The Group has certain business where policyholder funds are invested in defined assets, and policyholders bear the investment risk on the assets. These investments are now described as assets held for linked liabilities and have increased from CHF 2.4 billion in 2003 to CHF 12.6 billion in 2004, mainly due to the acquisition of Life Assurance Holding Corporation Ltd's Windsor Life. Excluding these assets, Swiss Re's investment portfolio growth was close to 12%; the fixed income share increased from 88% to 91% of total holdings; publicly traded equity holdings decreased from 8% to 5%; and other investments, mainly real estate and private equity holdings, remained stable at 4%.

Fixed income

A flattening yield curve in the US became apparent in the second half of 2004, dampening investors' expectations of a rapid rate rise. But the main theme of the last two quarters was the change in shape of the curve in the main markets – the US, the eurozone and the UK. Swiss Re successfully dealt with these uncertainties, actively managing yield curve and interest rate risks to earn attractive risk-adjusted returns while protecting the portfolio against the risk of rapid rate hikes. On the life and health portfolios, yield enhancement strategies favoured spread products, while tactical opportunities with yield curve volatility and credit events generated excess returns. Duration management for accounts other than life and health focused on barbell strategies for North America, which were successful as the curve flattened.

Swiss Re's fixed income portfolio increased to CHF 89 billion in 2004, compared to CHF 78 billion in 2003, due to the same factors that produced overall portfolio growth. Net investment income on the fixed income portfolio grew by 16% at constant exchange rates. Net realised gains were CHF 226 million in 2004, down from the very high level of CHF 1.0 billion achieved as fixed income investment values peaked in 2003.

Equities

Swiss Re enjoyed very strong returns from publicly traded equities in 2004. Most stock markets posted modest gains compared to those of 2003, but there was great variability among the quarters and markets, with Europe and Asia, in particular, outpacing the US. As an active, diversified investor, Swiss Re was quickly able to adapt its equity exposure to changing conditions, anticipating a rise after the summer correction and favouring European and Asian over US stocks, which proved to be advantageous in the fourth quarter. Shortly before year end, Swiss Re reduced its exposure in anticipation of a short-term market correction and was able to lock in sizeable capital gains. In addition, the balanced private equity fund of funds, built up over the years, delivered solid results. Net realised investment gains on publicly traded and private equities rose to CHF 774 million, compared to CHF 67 million in 2003, which included net impairments of CHF 583 million mainly relating to the 2002 market decline.

Allocation of investments as of 31 December 2004

Total CHF 98.5 billion[1]


5% Equities
4% Real estate and other
91% Fixed income

Investments by currency as of 31 December 2004

Total CHF 98.5 billion[1]


3% CHF
5% CAD
11% GBP
20% EUR
5% Other
56% USD

[1] Excluding assets held for linked liabilities of CHF 12.6 billion

Outlook

Strong economic indicators and the continued tightening of monetary policy in the US all indicate that interest rates should rise from current levels, and Swiss Re continues to expect higher long-term interest rates by end 2005. However, there is a certain risk of lower rates and flatter curves in the short term, especially during the first half of the year. The threats to the positive economic outlook for 2005 continue to be rising oil prices, a potential hard landing of China's economy and a sharp and disorderly downward dollar correction. Swiss Re will continue to actively monitor and manage these risks and has adopted barbell strategies to quickly change the duration profile of its fixed income portfolio. In publicly traded equities, Swiss Re will continue to seize opportunities as they arise within the context of modest market growth, and the Group expects another solid year for its private equity portfolio.

Risk and capital management

Risk and capital management are key to Swiss Re's business. Risk management monitors the amount of capital required to support risk-taking activities. Capital management monitors the level of capital available to support Swiss Re's risk landscape. Swiss Re's main objectives for capital and risk management are to ensure controlled risk taking, ongoing adequate capitalisation and to maintain sufficient financial flexibility to profit from attractive business opportunities.

Risk management
Controlled risk taking requires a strong risk management organisation and comprehensive risk management processes to identify, assess and control the Group's risk exposures.

Risk management principles
At Swiss Re, risk management is based on four guiding principles that are applied throughout the Group:

- Controlled risk taking: financial strength is important to Swiss Re's business. The Group's overall risk limits are clearly defined. Within these limits risk-taking activities are directed towards businesses that provide shareholders with attractive risk-adjusted returns.
- Clear accountability: Swiss Re operates on the principle of delegated authority. Business units are accountable for the risks they take and their incentives are aligned with Swiss Re's overall business objectives.
- Independent risk management function: to avoid conflicts of interest, risk-taking activities have independent oversight.
- Open risk culture: risk transparency and responsiveness to change are integral to Swiss Re's risk control process which is designed to effectively facilitate timely risk mitigation. Swiss Re has institutionalised processes to facilitate risk management knowledge sharing at all levels.

Integrated risk modelling
Swiss Re has developed its own internal integrated risk model, which is used to determine the amount of capital required to support the risks on Swiss Re's books and to allocate overall risk-taking capacity to specific lines of business.

Swiss Re's model is based on two important principles. Firstly, an asset liability management (ALM) approach to assess risk, measuring its net impact on the economic value of both assets and liabilities, is used. Secondly, the impact of risk is measured on an integrated basis, taking into account the fact that a single risk factor can impact different sub-portfolios and different risk factors can exhibit dependencies.

Based on these principles, it is possible to obtain the probability distribution for the Group's annual economic profit and loss, specifying the likelihood that profit or loss will fall within any given range. From this distribution a base capital requirement is derived that captures the potential for severe, but rare, aggregate losses over a one-year time horizon (see Table 1). One widely used statistical measure to summarise the risk distribution and define the base capital requirement is the 99% Value at Risk (VaR): a maximum loss that will be exceeded in only one year out of a hundred.

Swiss Re's overall risk exposure remained stable between mid 2003 and mid 2004. Exposure to market risk increased by 36%, primarily because of increased equity exposure from expired hedge positions that were not renewed, as well as increased corporate bond investment. Swiss Re's exposure to life and health, credit, and funding and liquidity risk decreased between mid 2003 and mid 2004. The decrease in life and health risk was primarily due to the impact of the fall in the US dollar on the large portfolio of US dollar-denominated life business, together with the Vita transaction, which was Swiss Re's first mortality index-linked security issued in the second half of 2003. Credit risk declined mainly because of the improved outlook for credit markets, particularly the reduction in estimated default rates. The funding and liquidity risk reflects risks with respect to Swiss Re's use of letter of credit (LoC) facilities. This risk arises from collateralisation obligations linked to Swiss Re's net asset value falling below a predefined threshold. This risk has decreased as Swiss Re's financial strength has improved. More generally, in 2004 Swiss Re was able to lock in significant multi-year LoC capacity at attractive terms thereby extending the duration of its LoC capacity substantially.

In addition to the 99% VaR, Swiss Re considers other statistical measures. One such measure is the so-called 99% expected shortfall. While 99% VaR measures the maximum loss that will be exceeded in only one year out of one hundred, 99% expected shortfall measures the average of losses that occur with a frequency of less than once in one hundred years. The 99% expected shortfall is a more conservative risk measure. Based on mid 2004 exposure data, the Group's 99% expected shortfall amounted to CHF 15.5 billion.

Stress scenario analyses complement the integrated risk model by providing information on the economic implications for Swiss Re if certain adverse situations arise. For insurance, the impact of rare insurance events is calculated; for financial markets and credit, the results of fairly well established scenarios that are more likely to occur have been chosen to facilitate comparison with other companies. For more information, see Risk and capital management in the Business Report 2004, page 46.

Table 1: **Base capital requirement using one year 99% VaR**

CHF billions	Mid 2003	**Mid 2004**	% change
Property and casualty	5.4	**5.5**	2
Life and health	1.9	**1.7**	–11
Financial market	3.6	**4.9**	36
Credit	2.1	**1.7**	–19
Funding and liquidity	1.1	**0.7**	–36
Simple sum	14.1	**14.5**	
Diversification effect	3.8	**4.3**	
Swiss Re Group	10.3	**10.2**	–1

Table 2: **Calculation of available capital**

CHF billions	Mid 2004
Shareholders' equity	19.4
Mark-to-market adjustments on investments[1]	0.5
Non-life and life and health valuation adjustments[2]	9.0
Equalisation reserves	1.4
Hybrid capital[3]	3.4
Goodwill	–2.8
Tax[4] and other	–2.5
Available capital	**28.4**

[1] Includes fixed income securities (excluding fixed income securities backing life and health reserves), investments in real estate, and own-use property
[2] Includes discounting of non-life reserves, life and health's value not recognised in the balance sheet, and other
[3] Excludes EUR 672 million mandatory convertible security issued in July 2004 which received full equity credit from Moody's and Standard & Poor's
[4] Tax impact on the above adjustments

Capital management

Capital management, like risk management, is one of Swiss Re's key tasks and is based on the following guiding principles:

- ensure that the Group is adequately capitalised at all times and able to maintain financial strength after a large loss event;
- meet the capital requirements of Swiss Re's legal entities;
- actively manage the capital adequacy of the Group and its legal entities, taking into account internal economic and accounting views and rating agency and regulatory solvency models.

Capital Management seeks to maintain an optimal capital structure, giving Swiss Re financial flexibility at optimal funding costs. Swiss Re operates according to a "one Group, one capital base" principle when allocating funds.

Internal capital adequacy

Swiss Re determines the amount of capital it has available for buffering against adverse claims experience as follows: first, it adjusts published shareholders' equity for unrealised gains and losses on the investment portfolio and for economic values on liabilities, as far as neither of these are recognised in the published balance sheet. It then deducts goodwill, and adds capital items that meet the underlying principles of loss absorbency and permanence, such as hybrid capital and equalisation reserves. The tax impact on the valuation adjustments is shown separately. These figures are shown in Table 2.

Dividing the available capital of CHF 28.4 billion by the base capital requirement of CHF 10.2 billion based on 99% VaR gives a capital adequacy ratio (CAR) of 278% at 30 June 2004, compared to 260% at 30 June in the previous year. This CAR improvement is mainly due to an increase in shareholders' equity of CHF 1.5 billion. The amount of underlying capital required remained stable.

This superior capital position ensures that Swiss Re's financial strength remains very strong even after an extremely adverse year.

Credit ratings

Standard & Poor's (S&P), Moody's and A.M. Best rate Swiss Re's financial strength based on interactive relationships.

Swiss Re's very strong capitalisation, outstanding business position, excellent diversification and prudent capital and risk management are reflected in superior insurance financial strength ratings which are among the highest in the industry.

Swiss Re's financial strength ratings[1]

	S&P	Moody's	A.M. Best
Rating	AA	Aa2	A+
Outlook	negative	stable	stable

[1] as of 28 February 2005

Group Treasury activities in 2004

In June 2004 Swiss Re repaid its USD 530 million Triple Exchangeable Bond, issued in 1999.

Swiss Re's EUR 672 million mandatory convertible security, launched in July 2004, was the first ever hybrid capital issue from a European financial institution to achieve 100% equity credit from Moody's, S&P and A.M. Best. The transaction was very well received and heavily oversubscribed. Underlying shares previously committed to Swiss Re's convertible bond, issued in 2001, have been reallocated for this transaction by purchasing call options at favourable conditions. None of the conditional capital increase approved by the Annual General Meeting in May 2004 was used for this transaction. With the launch of the mandatory convertible security Swiss Re continued to improve its financial strength by moving from senior debt to hybrid capital.

Swiss Re successfully renewed its USD 5 billion European Medium Term Note (EMTN) programme, an actively used funding platform. At the end of December 2004 Swiss Re's outstanding EMTN issues amounted to an aggregate book value of USD 2.1 billion.

In June 2004 Swiss Re arranged a syndicated five-year USD 2 billion LoC facility, which was strongly supported.

In October 2004 the Group launched a USD 3.5 billion syndicated six-year, dual tranche LoC and credit line facility, replacing the maturing October 2003 facility. Due to heavy oversubscription, Swiss Re decided to increase this line to USD 4 billion. Both facilities allow Swiss Re to profit from favourable market conditions and to reduce the roll-over risk of 364 day credit facilities.

Outlook

Besides the continuing monitoring and managing of Swiss Re's risk landscape to achieve an optimal risk return profile, the focus of risk management in 2005 will be on two areas: the broadening of the operational risk management processes and working with regulators on emerging regulatory requirements, such as the Solvency II project on the European level and the Swiss Solvency Test on the Swiss level.

The full version of Risk and capital management can be found in the Business Report 2004.

Financial years 1997–2004

CHF millions	1997	1998	1999	2000	2001	2002	2003	**2004**
Income statement								
Revenues								
Premiums earned	15862	16727	18051	22081	25219	29058	30740	**29439**
Net investment income	2995	3131	3846	4802	5765	5494	4606	**4857**
Net realised investment gains/losses	1281	2509	3588	4275	2665	–730	376	**1116**
Trading revenues						228	472	**438**
Other revenues	143	286	246	395	455	365	236	**243**
Total revenues	20281	22653	25731	31553	34104	34415	36430	**36093**
Expenses								
Claims and claim adjustment expenses	–8057	–8514	–9333	–12153	–16266	–14485	–14898	**–13853**
Life and health benefits	–4185	–4881	–6200	–7478	–8532	–10084	–9085	**–9331**
Acquisition costs	–3767	–3661	–3973	–4883	–5658	–6220	–6854	**–6325**
Amortisation of goodwill	–75	–91	–211	–310	–368	–350	–315	**–277**
Other operating costs and expenses	–1940	–2698	–2785	–3074	–3384	–3240	–2942	**–2940**
Total expenses	–18024	–19845	–22502	–27898	–34208	–34379	–34094	**–32726**
Income/loss before income tax expense	2257	2808	3229	3655	–104	36	2336	**3367**
Income tax expense	–480	–647	–783	–689	–61	–127	–634	**–892**
Net income/loss on ordinary activities	1777	2161	2446	2966	–165	–91	1702	**2475**
Extraordinary income			450					
Extraordinary charges			–450					
Net income/loss	1777	2161	2446	2966	–165	–91	1702	**2475**
Balance sheet								
Assets								
Investments	62725	69589	85684	89584	95888	86728	90653	**111125**
Other assets	28657	38748	44516	53056	74342	75129	79045	**73367**
Total assets	91382	108337	130200	142640	170230	161857	169698	**184492**
Liabilities								
Unpaid claims and claim adjustment expenses	41876	45866	54072	59600	68618	62652	63474	**62135**
Liabilities for life and health policy benefits	9963	15143	23279	29300	41370	37269	37244	**43239**
Unearned premiums	3691	3174	4251	6131	6399	6754	6457	**5748**
Other liabilities	13757	19142	18819	19764	24200	32833	39205	**48897**
Long-term debt	3921	5049	4947	5058	7045	5663	4807	**5296**
Total liabilities	73208	88374	105368	119853	147632	145171	151187	**165315**
Shareholders' equity	18174	19963	24832	22787	22598	16686	18511	**19177**
Earnings/losses per share in CHF	5.90*	7.35*	8.55*	10.39*	–0.57	–0.29	5.48	**8.00**

* Adjusted by 20-for-1 share split

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates
27 April 2005
Disclosure of embedded value 2004

9 May 2005
141st Annual General Meeting

12 May 2005
Payment of dividend

25 August 2005
Interim results

Contact addresses
Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Annual Report 2004
Summary

Original version in English

The Annual Report 2004 summary is also available in German and French.

The Annual Report 2004 is available in English, German and French.

The web version of the Annual Report 2004 is available at:
www.swissre.com/annualreport

Order no: 1490857_05_en

CC, 3/05, 6000 en


Annual Report 2004
Summary

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com